

July 15, 2020

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 12:00pm on 07/15/21

Enclosure

---

[1] See Attachement for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- The following new entities were added: Chi-X Holdings Limited, Chi-X Asia Pacific Holdings Limited, Chi-X Global Technology (Hong Kong) Limited, Chi-X Australia Pty Ltd, Middlebury Holdings Pty Ltd, Chi-X Japan Limited, Chi-X Japan Services Limited, and Chi-X Global Technology (Philippines) Inc.

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.**

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **07/15/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

21000555

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/15/21 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 12:00pm on 07/15/21] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Cboe BYX Exchange, Inc.</u>

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. <u>Cboe FX Markets, LLC</u>

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Andrew Lowenthal (EVP, International Expansion and Business Development)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Jill Griebenow (Vice President)
- Bryan Harkins (Vice President)
- Chris Isaacson (Vice President)
- Andrew Lowenthal (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Richard Balarkas
   - Eleanor Beasley
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Ted Hood
   - Dave Howson
   - Kristian West
   - John Woodman

   <u>Current Officers</u>
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Tim Lipscomb (Chief Operations Officer)

- Stephanie Renner (CFO)
- Karl Spielmann (Chief Legal Officer)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Jennifer Browning (Vice President, Human Resources)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Executive Vice President, International Expansion and Business Development)
   - Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)

- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Managers

- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Eric Crampton (EVP, Chief Technical Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)

- Jill Griebenow (SVP & Chief Accounting Officer)
- Bryan Harkins (EVP, Head of Markets Division)
- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Human Resources)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)

- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive</u>
- Ed Tilly
- Michael Gorham

<u>Regulatory Oversight Committee</u>
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Gina DeRaimo (SVP, Head of Business Optimization)
   - John Deters (EVP, Chief Strategy Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Laura Morrison (SVP, Global Head of Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

FF. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited
   - Arianne Criqui (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson
   - Jenny Trahant

   Current Officers
   - Ade Cordell
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vive President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Europe Indices Limited

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Stephanie Renner

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Managers
   - Bryan Harkins
   - Lisa Shemie
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 77 Battery Place #916
   New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Managers</u>
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 8 Wilkie Road #30-01 Wilkie Edge
   Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne
   - Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson

   Current Officer
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. European Central Counterparty N.V.

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty N.V. was formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Cecile Nagel
   - Arnoud Siegmann

   Current Officer
   - Cecile Nagel (CEO)
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
Address: 130 King Street West, Suite 1050
Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Bryan Christopher Blake (CEO)
- Gregory Leonard Davies (CFO)
- David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: Suite 2600, Three Bentall Centre, 595
   Burrad St., PO Box 49314, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake
   - Bryan Harkins

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. <u>BIDS Global Services, LLC</u>

1. *Name*: BIDS Global Services, LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Harkins

   Current Officers
   - Sik Ngai (President & Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: 20-22 Bedford Row, London, WC1R 4JS, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Harkins
   - Marybeth Shay
   - Simon Monson

   Current Officers
   - Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. <u>Cboe Fixed Income Markets, LLC</u>

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Bats Global Markets Holdings, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Jonathan Weinberg (President)
   - Bryan Harkins (Vice President)
   - J. Patrick Sexton (Secretary)
   - Lisa Shemie (Vice President)
   - Vivian You (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address:

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. <u>Chi-X Asia Pacific Holdings Limited</u>

1. *Name*: Chi-X Asia Pacific Holdings Limited
   Address:

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson (Chair & CEO)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Chi-X Global Technology (Hong Kong) Limited

1. *Name*: Chi-X Global Technology (Hong Kong) Limited
   Address:

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Chi-X Australia Pty Ltd

1. *Name*: Chi-X Australia Pty Ltd
   Address:

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address:

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. Chi-X Japan Limited

1. *Name*: Chi-X Japan Limited
   Address:

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Awaiting translation of incorporation documents.

4. *Brief description of nature and extent of affiliation*: Chi-X Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. Chi-X Japan Services Limited

1. *Name*: Chi-X Japan Services Limited
   Address:

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Awaiting translation of incorporation documents.

4. *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Toru Irokawa (CXJ CEO / Representative Director)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. Chi-X Global Technology (Philippines) Inc.

1. *Name*: Chi-X Global Technology (Philippines) Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Eric Crampton (Chair)
   - Troy Yeazel
   - Timothy Lipscomb
   - Mario Domingo (President / CTO)
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. <u>Cboe ETF.com, Inc.</u>

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with the Exchange.

NNN. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with the Exchange.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe EDGX Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe FX Europe Limited
- N Cboe FX Asia Pte. Limited
- O Cboe Europe Limited
- P Cboe Chi-X Europe Limited
- Q Cboe SEF, LLC
- R Cboe Worldwide Holdings Limited
- S Cboe Global Markets, Inc.
- T Cboe Futures Exchange, LLC
- U Cboe Building Corporation
- V Cboe, LLC
- W Cboe III, LLC
- X Cboe Bats, LLC
- Y Cboe Livevol, LLC
- Z Cboe UK Limited

- AA Cboe Vest, LLC
- BB Loan Markets, LLC
- CC Cboe Data Services, LLC
- DD Signal Trading Systems, LLC
- EE Cboe Vest Group Inc.
- FF Cboe Hong Kong Limited
- GG Cboe Silexx, LLC
- HH Digital Asset Benchmark Administration, LLC
- II CBOE Europe B.V.
- JJ Cboe Off-Exchange Services, LLC
- KK Cboe Global Indices, LLC
- LL Cboe Europe Indices Limited
- MM Cboe Switzerland GmbH
- NN Hanweck Associates, LLC
- OO Hanweck Associates Pte. Ltd.
- PP Hanweck Associates Limited
- QQ Cboe Europe Indices B.B.
- RR Cboe Canada Holdings, ULC
- SS European Central Counterparty N.V.
- TT TriAct Canada Marketplace LP
- UU MATCHNow GP ULC (f/k/a TCM Corp.)
- VV Cboe Netherlands Services Company B.V.
- WW BIDS Holdings GP LLC
- XX BIDS Holdings LP
- YY BIDS Trading, LP
- ZZ BIDS Global Services, LLC
- AAA BIDS Trading Technologies, Ltd.
- BBB BIDS Trading Limited

- CCC Cboe Data and Access Solutions China, LLC
- DDD Cboe Fixed Income Markets, LLC
- EEE Chi-X Holdings Limited (see attached)
- FFF Chi-X Asia Pacific Holdings Limited (see attached)
- GGG Chi-X Global Technology (Hong Kong) Limited (see attached)
- HHH Chi-X Australia Pty Ltd (see attached)
- III Middlebury Holdings Pty Ltd (see attached)
- JJJ Chi-X Japan Limited (see attached)
- KKK Chi-X Japan Services Limited (see attached)
- LLL Chi-X Global Technology (Philippines) Inc. (see attached)

EEE Chi-X Holdings Limited

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on 29th December, 2017)

OF

Chi-X Holdings Limited

Incorporated on the 17th day of February, 2016

ROBERTSONS
Solicitors & Notaries
HKSAR

Registration No. 2340654

THE COMPANIES ORDINANCE
(Chapter 622)

SPECIAL RESOLUTION

OF

Chi-X Holdings Limited
(the "Company")

We, being the secretary of the Company, hereby certify that by written resolution signed by the sole ordinary shareholder of the Company, the following resolution was duly passed on 29th December, 2017:-

ADOPTION OF NEW ARTICLES OF ASSOCIATION

RESOLVED as a **Special Resolution** that the attached document marked "**A**" be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of the existing Articles of Association of the Company.

Dated this 29th day of December, 2017

(Sd.)

RobSec Limited
Secretary

Registration No. 2340654

THE COMPANIES ORDINANCE
(Chapter 622)

SPECIAL RESOLUTION

OF

Chi-X Holdings Limited
(the "Company")

We, being the secretary of the Company, hereby certify that the following resolution was duly passed on 10th November, 2017 at the Annual General Meeting of the Company:-

ARTICLES OF ASSOCIATION

IT WAS RESOLVED as a Special Resolution that the attached document marked "A" be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of the existing Articles of Association of the Company.

Dated this 10th day of November, 2017

(Sd.)

RobSec Limited
Secretary

Registration No. 2340654

THE COMPANIES ORDINANCE
(Chapter 622)

SPECIAL RESOLUTION

OF

Chi-X Holdings Limited
(the "Company")

We, being the secretary of the Company, hereby certify that by written resolutions signed by the sole shareholder of the Company, the following resolution was duly passed on 30th March, 2017:-

ADOPTION OF NEW ARTICLES OF ASSOCIATION

RESOLVED as a Special Resolution that the attached document marked "**A**" be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of the existing Articles of Association of the Company.

Dated this 30th day of March, 2017

(Sd.)

RobSec Limited
Secretary

編號 2340654
No.



公 司 註 冊 處
COMPANIES REGISTRY

公 司 註 冊 證 明 書
CERTIFICATE OF INCORPORATION

* * *

本 人 謹 此 證 明
I hereby certify that

Chi-X Holdings Limited

於 本 日 根 據 香 港 法 例 第 622 章《 公 司 條 例 》
is this day incorporated in Hong Kong under the Companies Ordinance

在 香 港 成 立 為 法 團 ， 此 公 司 是 一 間
(Chapter 622 of the Laws of Hong Kong), and that this company is

有 限 公 司 。
a limited company.

本 證 明 書 於 二 〇 一 六 年 二 月 十 七 日 發 出 。
Issued on 17 February 2016 .

香港特別行政區公司註冊處處長鍾麗玲
Ms Ada L L CHUNG
Registrar of Companies
Hong Kong Special Administrative Region

註 Note：
公司名稱獲公司註冊處註冊，並不表示獲授予該公司名稱或其任何部分的商標權或任何其他知識產權。
Registration of a company name with the Companies Registry does not confer any trade mark rights or any other intellectual property rights in respect of the company name or any part thereof.

Preliminary

"A"

THE COMPANIES ORDINANCE (CAP. 622)

Private Company Limited by Shares

ARTICLES OF ASSOCIATION
OF
Chi-X Holdings Limited

Part A Mandatory Articles

1. Company Name

The name of the company is Chi-X Holdings Limited.

2. Members' Liabilities

The liability of the members is limited.

3. Liabilities or Contributions of Members

The liability of the members is limited to any amount unpaid on the shares held by the members.

4. Share Capital and Initial Shareholdings (on the company's formation)

The total number of shares that the company proposes to issue	1
The total amount of share capital to be subscribed by the company's founder members	HKD1
The amount to be paid up or to be regarded as paid up	HKD1
The amount to remain unpaid or to be regarded as remaining unpaid	HKD0

Class of Shares	Ordinary
The total number of shares in this class that the company proposes to issue	1
The total amount of share capital in this class to be subscribed by the company's founder members	HKD1

The amount to be paid up or to be regarded as paid up	HKD1
The amount to remain unpaid or to be regarded as remaining unpaid	HKD0

The rest of this page is intentionally left blank.

WE, the undersigned, wish to form a company and wish to adopt the articles of association as attached, and WE agree to subscribe for the amount of share capital of the company and to take the number of share in the company set opposite our name.

Name of Founder Member	Number of Share and Total Amount of Share Capital
SOBERTRON LIMITED (Sd.) Christopher David Ian Gordon ____________________ Christopher David Ian Gordon For and on behalf of SOBERTRON LIMITED	1 Ordinary share HKD1
Total:	1 Ordinary shares HKD1

The rest of this page is intentionally left blank.

Part B Other Articles

Contents

Article

Part 1 Interpretation

1. Interpretation

Part 2 Private Company

2. Company is private company

Part 3

Directors and Company Secretary

Division 1—Directors' Powers and responsibilities

3. Directors' general authority
4. Members' reserve power
5. Directors may delegate
6. Committees

Division 2—Decision-taking by Directors

7. Directors to take decision collectively
8. Unanimous decisions
9. Calling directors' meetings
10. Participation in directors' meetings
11. Quorum for directors' meetings
12. Meetings if total number of directors less than quorum
13. Chairing of directors' meetings
14. Chairperson's casting vote at directors' meetings
15. Alternates voting at directors' meetings
16. Conflicts of interest
17. Supplementary provisions as to conflicts of interest
18. Validity of acts of meeting of directors

19. Record of decisions to be kept
20. Written record of decision of sole director
21. Directors' discretion to make further rules

Division 3—Appointment and Removal of Directors

22. Appointment and removal of directors
23. [Intentionally left blank]
24. Composite resolution
25. Termination of director's appointment
26. Directors' remuneration
27. Directors' expenses

Division 4—Alternate Directors

28. Appointment and removal of alternates
29. Rights and responsibilities of alternate directors
30. Termination of alternate directorship

Division 5—Directors' Indemnity and Insurance

31. Indemnity
32. Insurance

Division 6—Company Secretary

33. Appointment and removal of company secretary

Part 4
Decision-taking by Members
Division 1—Organization of General Meetings

34. General meetings and written resolutions
35. Notice of general meetings
36. Persons entitled to receive notice of general meetings

37. Accidental omission to give notice of general meetings
38. Attendance and speaking at general meetings
39. Quorum for general meetings
40. Chairing general meetings
41. Attendance and speaking by non-members
42. Adjournment

Division 2—Voting at General Meetings

43. General rules on voting
44. Errors and disputes
45. Demanding a poll
46. Number of votes a member has
47. Votes of joint holders of shares
48. Votes of mentally incapacitated members
49. Content of proxy notices
50. Effect of a proxy notice
51. Delivery of proxy notice and notice revoking appointment of proxy
52. Effect of member's voting in person on proxy's authority
53. Effect of proxy votes in case of death, mental incapacity, etc. of member appointing the proxy
54. Amendments to proposed resolutions

Division 3—Application of Rules to Class Meetings

55. Class meetings

Part 5

Shares and Distributions

Division 1—Issue of Shares

56. Payment of shares
57. Powers to issue different classes of shares
57A. Classes of shares
57B. Pre-emption rights

57C. Listing
57D. Sale of the company

Division 2—Interests in Shares

58. Company only bound by absolute interests

Division 3—Share Certificates

59. Certificates to be issued except in certain cases
60. Contents and execution of share certificates
61. Consolidated share certificates
62. Replacement share certificates

Division 4—Transfer and Transmission of Shares

63. Transfer of shares
63A. Restriction on transfer of shares
64. Power of directors to refuse transfer of shares
65. Transmission of shares
66. Transmittees' rights
67. Exercise of transmittees' rights
68. Transmittees bound by prior notices

Division 5—Alteration and Reduction of Share Capital, Share Buy-backs and Allotment of Shares

69. Alteration of share capital
70. Reduction of share capital
71. Share buy-backs
72. Allotment of shares

Division 6—Distributions

73. Procedure for declaring dividends

74. Payment of dividends and other distributions
75. No interest on distributions
76. Unclaimed distributions
77. Non-cash distributions
78. Waiver of distributions

Division 7—Capitalization of Profits

79. Capitalization of profits

Part 6
Miscellaneous Provisions
Division 1—Communications to and by Company

80. Means of communication to be used

Division 2—Administrative Arrangements

81. Company seals
82. No right to inspect accounts and other records
83. Auditor's insurance
84. Winding up
85. Notices

The rest of this page is intentionally left blank.

Part 1 Interpretation

1) Interpretation

(1) In these articles—

alternate (候補者) and ***alternate director*** (候補董事) mean a person appointed by a director as an alternate under article 28(1);

appointor (委任者)—see article 28(1);

Arms' Length Basis means, in relation to a transaction, where both (i) the counterparty is not a Group Company and (ii) the holders of the Non-Voting Shares are not granted like rights to those granted in the Plan by the counterparty;

articles *(*本«章程細則») means the articles of association of the company;

associated company *(*有聯繫公司*)* means—

(a) a subsidiary of the company;

(b) a holding company of the company; or

(c) a subsidiary of such a holding company;

Co Invest Shares means any Ordinary Shares issued by the company to parties other than the Parent.

Control Sale means either (i) a sale of substantially all of the business and assets of the Company on an Arms' Length Basis or (ii) a sale of in excess of 50% of the Parent's shares in the company on an Arms' Length Basis or (iii) a sale of in excess of 50% of the shares of the Parent or the Holding Company on an Arms' Length Basis;

distribution recipient *(*分派對象*)* means, in relation to a share in respect of which a dividend or other sum is payable—

(a) the holder of the share;

(b) if the share has 2 or more joint holders, whichever of them is named first in the register of members; or

(c) if the holder is no longer entitled to the share by reason of death or bankruptcy or otherwise by operation of law, the transmittee;

fully paid (已繳足款), in relation to a share, means the price at which the share was issued has been fully paid to the company;

Group Company means the company and/or any of its subsidiaries (as defined in Section 15 of the Ordinance) and "***Group***" shall mean all of such companies together;

holder (持有人), in relation to a share, means the person whose name is entered in the register of members as the holder of the share;

Holding Company means any entity that directly or indirectly owns the majority of the shares of the Parent provided that, if such entity be a partnership, then the references to "Holding Company" herein shall only apply to the general partner of that partnership;

Invested Capital means the Preferred Loans and the transaction expenses to acquire the Group, the amount of which shall include interest coupon calculated on a daily basis of 10% per annum on all Invested Capital;

Lenders means the Parent and the Holding Companies who shall lend money to the company from time to time;

Listing means the closing of the first underwritten sale of shares to the public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission in the United States pursuant to the 1933 US Securities Act or upon a listing of the shares on an internationally recognised public stock exchange (and which expression shall include the listing of the shares of the Parent, any Subsidiary and any Holding Company);

mental incapacity *(精神上無行為能力)* has the meaning given by section 2(1) of the Mental Health Ordinance (Cap. 136);

mentally incapacitated person (精神上無行為能力者) means a person who is found under the Mental Health Ordinance (Cap. 136) to be incapable, by reason of mental incapacity, of managing and administering his or her property and affairs;

Ordinance *(*《條例》) means the Companies Ordinance (Cap. 622);

Non-Voting Shares means the shares (whether classified as initial, bonus or other classifications of shares) issued to a Participant pursuant to the Plan;

Ordinary Shares means the ordinary shares of the company subscribed for by the Parent and/or the holders of Co Invest Shares;

paid (已繳) means paid or credited as paid;

Parent means JCF III Chi-X Holdings S.à r.l.or its successors-in-title;

Participant means directors, employees or consultants of a Group Company or other persons directly or through a controlled entity carrying on services for a Group Company;

Plan means the management incentive plan adopted by the company from time to time;

Preference Shares means the preference shares of the company subscribed for by the Parent;

Preferential Conversion means conversion by the company of the preferred shareholders loan from the Parent in accordance with a shareholders loan agreement between the company and the Parent.

Preferential Redemption means Invested Capital that may be subject to repayment by the company.

Preferred Loans means the preferential loan from the Parent to the company which may be subject to Preferential Conversion and any subsequent preferential loans made to the company by the Parent and Holding Companies.

proxy notice (代表通知書)—see article 49(1);

register of members (成員登記冊) means the register of members of the company;

Sale means any sale by the Parent of any of its Shares or a sale by any Holding

Company of any of its shares in the Parent (or in any intermediate Holding Company);

Subsidiary means any subsidiary of the company;

transmittee (承傳人) means a person entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law.

(2) Other words or expressions used in these articles have the same meaning as in the Ordinance as in force on the date these articles become binding on the company.

(3) For the purposes of these articles, a document is authenticated if it is authenticated in any way in which section 828(5) or 829(3) of the Ordinance provides for documents or information to be authenticated for the purposes of the Ordinance.

(4) The articles set out in Schedule 2 of the Companies (Model Articles) Notice (Cap. 622H) do not apply to the Company.

Part 2

Private Company

2) Company is private company

(1) The company is a private company and accordingly—

(a) a member's right to transfer shares is restricted in the manner specified in this article;

(b) the number of members is limited to fifty; and

(c) any invitation to the public to subscribe for any shares or debentures of the company is prohibited.

(2) The directors may in their discretion refuse to register the transfer of a share.

(3) In paragraph (l)(b) the term ***member*** (成員) excludes—

(a) a member who is an employee of the company; and

(b) person who was a member while being an employee of the company and who continues to be a member after ceasing to be such an employee

(4) For the purposes of this article 2, two or more persons who hold shares in the company jointly are to be regarded as one member.

Part 3

Directors and Company Secretary

Division 1—Directors' Powers and Responsibilities

3) Directors' general authority

(1) Subject to the Ordinance and these articles, the business and affairs of the

company are managed by the directors, who may exercise all the powers of the company.

(2) An alteration of these articles does not invalidate any prior act of the directors that would have been valid if the alteration had not been made.

(3) The powers given by this article are not limited by any other power given to the directors by these articles.

(4) A directors' meeting at which a quorum is present may exercise all powers exercisable by the directors.

4) Members' reserve power

(1) The members may, by ordinary resolution, direct the directors to take, or refrain from taking, specified action.

(2) The ordinary resolution under paragraph (1) of this article 4 does not invalidate anything that the directors have done before the passing of that resolution.

5) Directors may delegate

(1) Subject to these articles, the directors may, if they think fit, delegate any of the powers that are conferred on them under these articles—

(a) to any person or committee;

(b) by any means (including by power of attorney);

(c) to any extent and without territorial limit;

(d) in relation to any matter; and

(e) on any terms and conditions.

(2) If the directors so specify, the delegation may authorize further delegation of the directors' powers by any person to whom they are delegated.

(3) The directors may—

(a) revoke the delegation wholly or in part; or

(b) revoke or alter its terms and conditions.

6) Committees

(1) The directors may make rules providing for the conduct of business of the committees to which they have delegated any of their powers.

(2) The committees must comply with the rules made under paragraph (1) of this article 6.

Division 2—Decision-taking by Directors

7) Directors to take decision collectively

(1) A decision of the directors may only be taken—

(a) by a majority of the directors participating at a meeting; or

(b) in accordance with article 8.

(2) Paragraph (1) of this article 7 does not apply if both—

(a) the company only has one director; and

(b) no provision of these articles requires the company to have more than one director

and, in such circumstances, the director may take decisions without regard to any of the provisions of these articles relating to directors' decision-taking.

8) Unanimous decisions

(1) A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.

(2) Such a decision may take the form of a resolution in writing, copies of which have been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing.

(3) A reference in this article to eligible directors is a reference to directors who would have been entitled to vote on the matter if it had been proposed as a resolution at a directors' meeting.

(4) A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at a directors' meeting.

9) Calling directors' meetings

(1) Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorizing the company secretary to give such notice.

(2) Notice of a directors' meeting must indicate—

(a) its proposed date and time; and

(b) where it is to take place.

(3) Notice of a directors' meeting must be given to each director, but need not be in writing.

10) Participation in directors' meetings

(1) Subject to these articles, directors participate in a directors' meeting, or part of a directors' meeting, when—

(a) the meeting has been called and takes place in accordance with these articles; and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

(2) In determining whether directors are participating in a directors' meeting, it is irrelevant where a director is and how they communicate with each other as long as the terms of paragraph (1) of this article 10 are satisfied.

(3) For the avoidance of doubt, a directors' meeting may be held at two or more places using any technology that enables the directors who are not together at the same place to listen, speak and vote at the meeting. If all the directors participating in a directors' meeting are not in the same place, they may regard the meeting as taking place wherever any one of them is then located.

11) Quorum for directors' meetings

(1) At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

(2) The quorum for directors' meetings may be fixed from time to time by a decision of the directors and, unless otherwise fixed, it is two unless there is a sole director, in which case the quorum is one.

12) Meetings if total number of directors less than quorum

If the total number of directors for the time being is less than the quorum required for directors' meetings, the directors must not take any decision other than a decision—

(a) to appoint further directors; or

(b) to call a general meeting so as to enable the members to appoint further directors.

13) Chairing of directors' meetings

(1) The directors may appoint any one director to chair their meetings.

(2) The person appointed for the time being is known as the chairperson.

(3) The directors may terminate the appointment of the chairperson at any time.

(4) If the chairperson is not participating in a directors' meeting within 10 minutes of the time at which it was to start or is unwilling to chair the meeting, the participating directors may appoint another director then present to chair such meeting.

14) Chairperson's casting vote at directors' meetings

(1) If the numbers of votes cast for and against a proposal are equal, the chairperson or other director chairing the directors' meeting has a casting vote.

(2) Paragraph (1) of this article 14 does not apply if, in accordance with these articles or pursuant to the Ordinance, the chairperson or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

15) Alternates voting at directors' meetings

A director, who is also an alternate director, may vote for one or more of the remaining directors both in his own capacity and separately on behalf of each appointor who—

(a) is not participating in a directors' meeting; and

(b) would have been entitled to vote if he or she were participating in such meeting.

16) Conflicts of interest

(1) This article applies if—

(a) a director is in any way (directly or indirectly) interested in a transaction, arrangement or contract with the company that is significant in relation to the company's business; and

(b) the director's interest is material.

(2) The director must declare the nature and extent of the director's interest to the other directors in accordance with section 536 of the Ordinance.

(3) A reference in this article to a transaction, arrangement or contract includes a proposed transaction, arrangement or contract.

17) Supplementary provisions as to conflicts of interest

(1) A director may hold any other office or position of profit under the company (other than the office of auditor and if the company has only one director, the office of company secretary) in conjunction with the office of director for a period and on terms (as to remuneration or otherwise) that the directors determine.

(2) A director or intending director is not disqualified by the office of director from contracting with the company—

(a) with regard to the tenure of the other office or position of profit mentioned in paragraph (1) of this article 17; or

(b) as vendor, purchaser or otherwise.

(3) The contract mentioned in paragraph (2) of this article 17 or any transaction, arrangement or contract entered into by or on behalf of the company in which any director is in any way interested is not liable to be avoided.

(4) A director who has entered into a contract mentioned in paragraph (2) or is interested in a transaction, arrangement or contract mentioned in paragraph (3) of this article 17 is not liable to account to the company for any profit realized by the transaction, arrangement or contract by reason of—

(a) the director holding the office; or

(b) the fiduciary relation established by the office.

(5) Paragraph (1), (2), (3) or (4) of this article 17 only applies if the director has declared the nature and extent of the director's interest under the paragraph to the other directors in accordance with section 536 of the Ordinance.

(6) A director of the company may be a director or other officer of, or be otherwise interested in—

(a) any company promoted by the company; or

(b) any company in which the company may be interested as shareholder or otherwise.

(7) Subject to the Ordinance, the director is not accountable to the company for any remuneration or other benefits received by the director as a director or officer of, or from the director's interest in, the other company unless the company otherwise directs.

18) Validity of acts of meeting of directors

The acts of any meeting of directors or of a committee of directors or the acts of any person acting as a director are as valid as if the directors or the person had been duly appointed as a director and was qualified to be a director, even if it is afterwards discovered that—

(a) there was a defect in the appointment of any of the directors or of the person acting as a director;

(b) any one or more of them were not qualified to be a director or were disqualified from being a director;

(c) any one or more of them had ceased to hold office as a director; or

(d) any one or more of them were not entitled to vote on the matter in question.

19) Record of decisions to be kept

The directors must ensure that the company keeps a written record of every decision taken by the directors under article 7(1) for at least ten years from the date of the decision.

20) Written record of decision of sole director

(1) This article applies if the company has only one director and the director takes any decision that—

(a) may be taken in a directors' meeting; and

(b) has effect as if agreed in a directors' meeting.

(2) The director must provide the company with a written record of the decision within seven days after the decision is made.

(3) The director is not required to comply with paragraph (2) of this article 20 if the decision is taken by way of a resolution in writing.

(4) If the decision is taken by way of a resolution in writing, the company must keep the resolution for at least ten years from the date of the decision.

(5) The company must also keep a written record provided to it in accordance with paragraph (2) of this article 20 for at least 10 years from the date of the decision.

21) Directors' discretion to make further rules

(1) Subject to these articles and the Ordinance, the directors may make any rule that they think fit about—

(a) how they take decisions; and

(b) how the rules are to be recorded or communicated to directors.

Division 3—Appointment and Removal of Directors

22) Appointment and removal of directors

(1) A person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director in any of the following ways—

(a) The first director(s) of the Company is/are the person(s) named as the director(s) in the incorporation form submitted in respect of the Company pursuant to section 67(1) of the Ordinance;

(b) by ordinary resolution; or

(c) by a decision of the directors.

(2) An appointment under paragraph (l)(c) of this article 22 may only be made to—

(a) fill a casual vacancy; or

(b) appoint a director as an addition to the existing directors if the total number of directors does not exceed the number fixed in accordance with these articles.

(3) Directors may be removed from office only in accordance with the Ordinance.

(4) A director appointed under this article 22 shall remain in office unless and until such director (a) voluntarily resigns or (b) is terminated under article 25 or (c) is removed or disqualified from holding office in accordance with the laws of Hong Kong.

23) [Intentionally left blank]

24) Composite resolution

(1) This article applies if proposals are under consideration concerning the appointment of two or more directors to offices or employments with the company or any other body corporate.

(2) The proposals may be divided and considered in relation to each director separately.

(3) Subject to complying with its duties under the Ordinance, each of the directors concerned is entitled to vote (if the director is not for another reason precluded from voting) and be counted in the quorum in respect of each resolution.

25) Termination of director's appointment

A person ceases to be a director if the person—

(a) ceases to be a director under the Ordinance or the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) or is prohibited from being a director by law;

(b) becomes bankrupt or makes any arrangement or composition with the person's creditors generally;

(c) becomes a mentally incapacitated person;

(d) resigns the office of director by notice in writing of the resignation in accordance with section 464(5) of the Ordinance;

(e) for more than six months has been absent without the directors' permission from directors' meetings held during that period; or

(f) is removed from the office of director by an ordinary resolution of the company.

26) Directors' remuneration

(1) Directors' remuneration must be determined by the company at a general meeting.

(2) A director's remuneration may—

(a) take any form; and

(b) include any arrangements in connection with the payment of a retirement benefit to or in respect of that director.

(3) Directors' remuneration accrues from day to day.

27) Directors' expenses

The company may pay any travelling, accommodation and other expenses properly incurred by directors in connection with—

(a) their attendance at—

(i) meetings of directors or committees of directors;

(ii) general meetings; or

(iii) separate meetings of the holders of any class of shares or of debentures of the company; or

(b) the exercise of their powers and the discharge of their responsibilities in relation to the company.

Division 4—Alternate Directors

28) Appointment and removal of alternates

(1) A director (appointor) may appoint as an alternate any other director, or any other person approved by resolution of the directors.

(2) An alternate may exercise the powers and carry out the responsibilities of the alternate's appointor, in relation to the taking of decisions by the directors in the absence of the alternate's appointor.

(3) An appointment or removal of an alternate by the alternate's appointor must be effected—

(a) by notice to the company; or

(b) in any other manner approved by the directors.

(4) The notice must be authenticated by the appointor.

(5) The notice must—

(a) identify the proposed alternate; and

(b) if it is a notice of appointment, contain a statement authenticated by the proposed alternate indicating the proposed alternate's willingness to act as the alternate of the appointor.

(6) If an alternate is removed by resolution of the directors, the company must as soon as practicable give notice of the removal to the alternate's appointor.

29) Rights and responsibilities of alternate directors

(1) An alternate director has the same rights as the alternate's appointor in relation to any decision taken by the directors under article 7(1).

(2) Unless these articles specify otherwise, alternate directors—

(a) are deemed for all purposes to be directors;

(b) are liable for their own acts and omissions;

(c) are subject to the same restrictions as their appointors; and

(d) are deemed to be agents of or for their appointors.

(3) A person who is an alternate director but not a director—

(a) may be counted as participating for determining whether a quorum is participating (but only if that person's appointor is not participating); and

(b) may sign a written resolution (but only if it is not signed or to be signed by that person's appointor).

(4) No alternate director may be counted as more than one director for the purposes mentioned in paragraph (3) of this article 29.

30) Termination of alternate directorship

(1) An alternate director's appointment as an alternate terminates—

(a) if the alternate's appointor revokes the appointment by notice to the company in writing specifying when it is to terminate;

(b) on the occurrence in relation to the alternate of any event which, if it occurred in relation to the alternate's appointor, would result in the termination of the appointor's appointment as a director;

(c) on the death of the alternate's appointor; or

(d) when the alternate's appointor's appointment as a director terminates.

(2) If the alternate was not a director when appointed as an alternate, the alternate's appointment as an alternate terminates if—

(a) the approval under article 28(1) is withdrawn or revoked; or

(b) the company by an ordinary resolution passed at a general meeting terminates the appointment.

Division 5—Directors' Indemnity and Insurance

31) Indemnity

Every director, auditor, office, secretary and agent of the company shall be indemnified out of the assets of the company in respect of the performance of their duties to the company to the maximum extent permissible under the Ordinance.

32) Insurance

The directors may decide to purchase and maintain insurance, at the expense of the company, for a director of the company, or a director of an associated company of the company, against—

(a) any liability to any person attaching to the director in connection with any negligence, default, breach of duty or breach of trust (except for fraud) in relation to the company or associated company (as the case may be); or

(b) any liability incurred by the director in defending any proceedings (whether civil or criminal) taken against the director for any negligence, default, breach of duty or breach of trust (including fraud) in relation to the company or associated company (as the case may be).

Division 6—Company Secretary

33) Appointment and removal of company secretary

(1) The directors may appoint a company secretary for a term, at a remuneration and on conditions they think fit.

(2) The directors may remove a company secretary appointed by them.

Part 4

Decision-taking by Members

Division 1—Organization of General Meetings

34) (a) General meetings

(1) Subject to sections 611, 612 and 613 of the Ordinance, the company must, in respect of each financial year of the company, hold a general meeting as its annual general meeting in accordance with section 610 of the Ordinance.

(2) The directors may, if they think fit, call a general meeting.

(3) If the directors are required to call a general meeting under section 566 of the Ordinance, they must call it in accordance with section 567 of the Ordinance.

(4) If the directors do not call a general meeting in accordance with section 567 of the Ordinance, the members who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting in accordance with section 568 of the Ordinance.

(5) If at any time there are either no directors or else insufficient directors capable of acting to form a quorum required for a directors' meeting, then any director, or any one or more members representing at least 10% of the total voting rights of all the members having a right to vote at general meetings, may call a general meeting in the same manner (as nearly as is possible in the circumstances) as that in which general meetings may be called by the directors.

(b) Written resolutions

(1) Anything that may be done by a resolution passed at a general meeting of a company may be done, without a meeting and without any previous notice being required, by a written resolution of the members of the company.

(2) For the purposes of any written resolution to which the terms of section 558(1)(a) of the Ordinance shall apply, approval of such written resolution shall lapse if it is not passed before the end of 180 days beginning on the circulation date.

35) Notice of general meetings

(1) An annual general meeting must be called by notice of at least twenty-one days in writing to the members.

(2) A general meeting other than an annual general meeting must be called by notice of at least fourteen days in writing to the members.

(3) The notice referred to in paragraphs (1) and (2) of this article 35 is exclusive of—

(a) the day on which it is served or deemed to be served; and

(b) the day for which it is given.

(4) The notice referred to at paragraphs (1) and (2) of this article 35 must—

(a) specify the date and time of the meeting;

(b) specify the place of the meeting (and if the meeting is to be held in two or more places, the principal place of the meeting and the other place or places of the meeting);

(c) state the general nature of the business to be dealt with at the meeting;

(d) for a notice calling an annual general meeting, state that the meeting is an annual general meeting;

(e) if a resolution (whether or not a special resolution) is intended to be moved at the meeting—

(i) include notice of the resolution; and

(ii) include or be accompanied by a statement containing any information or explanation that is reasonably necessary to indicate the purpose of the resolution;

(f) if a special resolution is intended to be moved at the meeting, specify the intention and include the text of the special resolution; and

(g) contain a statement specifying a member's right to appoint a proxy under section 596(1) and (3) of the Ordinance.

(5) Paragraph (4)(e) of this article 35 does not apply in relation to a resolution of which—

(a) notice has been included in the notice of the meeting under section 567(3) or 568(2) of the Ordinance; or

(b) notice has been given under section 615 of the Ordinance.

(6) Despite the fact that a general meeting is called by shorter notice than that specified in this article 35, it is regarded as having been duly called if it is so agreed—

(a) for an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in any other case, by a majority in number of the members entitled to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all the members.

36) Persons entitled to receive notice of general meetings

(1) Notice of a general meeting must be given to—

(a) every member; and

(b) every director.

(2) In paragraph (1) of this article 36, the reference to a member includes a transmittee, if the company has been notified of the transmittee's entitlement to a share.

(3) If notice of a general meeting or any other document relating to the meeting is required to be given to a member, the company must give a copy of it to its auditor (if more than one auditor, to everyone of them) at the same time as the notice or the other document is given to the member.

37) Accidental omission to give notice of general meetings

Any accidental omission to give notice of a general meeting to, or any non-receipt of notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at the meeting.

38) Attendance and speaking at general meetings

(1) A person is able to exercise the right to speak at a general meeting when the person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions that the person has on the business of the meeting.

(2) A person is able to exercise the right to vote at a general meeting when—

(a) the person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

(b) the person's vote can be taken into account in determining whether or not those resolutions are passed at the same time as the votes of all the other persons attending the meeting.

(3) The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

(4) In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

(5) Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have rights to speak and vote at the meeting, they are able to exercise them.

39) Quorum for general meetings

(1) Subject to paragraph (2) of this article 39, two members present in person or by proxy constitute a quorum at a general meeting.

(2) Notwithstanding any other provisions in these articles, if the company has only one member, that member being present in person or by proxy will constitute a quorum at a general meeting.

(3) No business other than the appointment of the chairperson of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

40) Chairing general meetings

(1) If the chairperson (if any) of the board of directors is present at a general meeting and is willing to preside as chairperson at the meeting, the meeting is to be presided over by him or her.

(2) The directors present at a general meeting must elect one of themselves to be the chairperson if—

(a) there is no chairperson of the board of directors;

(b) the chairperson is not present within fifteen minutes after the time appointed for holding the meeting;

(c) the chairperson is unwilling to act; or

(d) the chairperson has given notice to the company of the intention not to attend the meeting.

(3) The members present at a general meeting must elect one of themselves (including any proxy) to be the chairperson if—

(a) no director is willing to act as chairperson;

(b) no director is present within fifteen minutes after the time appointed for holding the meeting; or

(c) the directors present cannot appoint the chairperson because of an equality of votes.

41) Attendance and speaking by non-members

The chairperson of a general meeting may (but is not obliged to) permit other persons to attend and speak at a general meeting even though they are not—

(a) members of the company; or

(b) otherwise entitled to exercise the rights of members in relation to general meetings.

42) Adjournment

(1) If a quorum is not present within half an hour from the time appointed for holding a general meeting, the meeting must—

(a) if called on the request of members, be dissolved; or

(b) in any other case, be adjourned to the same day in the next week, at the same time and place, or to another day and at another time and place that the directors determine.

(2) If at the adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, the member or members present in person or by proxy constitute a quorum.

(3) The chairperson may adjourn a general meeting at which a quorum is present if—

(a) the meeting consents to an adjournment; or

(b) it appears to the chairperson that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

(4) The chairperson must adjourn also a general meeting if directed to do so by the meeting.

(5) When adjourning a general meeting, the chairperson must specify the date, time and place to which it is adjourned.

(6) Only the business left unfinished at the general meeting may be transacted at the adjourned meeting.

(7) If a general meeting is adjourned for thirty days or more, notice of the adjourned meeting must be given in the same format and with the same period of notice as for an original meeting.

Division 2—Voting at General Meetings

43) General rules on voting

(1) A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with these articles.

(2) If there is an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, is entitled to a second or casting vote.

(3) On a vote on a resolution on a show of hands at a general meeting, a declaration by the chairperson that the resolution—

(a) has or has not been passed; or

(b) has passed by a particular majority,

is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(4) An entry in respect of the declaration in the minutes of the meeting is also conclusive evidence of that fact without the proof.

44) Errors and disputes

(1) Any objection to the qualification of any person voting at a general meeting may only be raised at the meeting or adjourned meeting at which the vote objected to is tendered, and a vote not disallowed at the meeting is valid.

(2) Any objection must be referred to the chairperson of the meeting whose decision is final.

45) Demanding a poll

(1) A poll on a resolution may be demanded—

(a) in advance of the general meeting where it is to be put to the vote; or

(b) at a general meeting, either before or on the declaration of the result of a show of hands on that resolution.

(2) A poll on a resolution may be demanded by—

(a) the chairperson of the meeting;

(b) at least two members present in person or by proxy; or

(c) any member or members present in person or by proxy and representing at least 5% of the total voting rights of all the members having the right to vote at the meeting.

(3) The instrument appointing a proxy is regarded as conferring authority on the proxy to demand or join in demanding a poll on a resolution.

(4) A demand for a poll on a resolution may be withdrawn.

46) Number of votes a member has

(1) On a vote on a resolution on a show of hands at a general meeting—

(a) every member present in person has one vote; and

(b) every proxy present who has been duly appointed by a member entitled to vote on the resolution has one vote.

(2) If a member appoints more than one proxy, the proxies so appointed are not entitled to vote on the resolution on a show of hands.

(3) On a vote on a resolution on a poll taken at a general meeting—

(a) every member present in person has one vote for each share held by him or her; and

(b) every proxy present who has been duly appointed by a member has one vote for each share in respect of which the proxy is appointed.

(4) This article has effect subject to any rights or restrictions attached to any shares or class of shares.

47) Votes of joint holders of shares

(1) For joint holders of shares, only the vote of the most senior holder who votes (and any proxies duly authorized by the holder) may be counted.

(2) For the purposes of this article, the seniority of a holder of a share is determined by the order in which the names of the joint holders appear in the register of members.

48) Votes of mentally incapacitated members

(1) A member who is a mentally incapacitated person may vote, whether on a show of hands or on a poll, by the member's committee, receiver, guardian or other person in the nature of a committee, receiver or guardian appointed by the Court.

(2) The committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll.

49) Content of proxy notices

(1) A proxy may only validly be appointed by a notice in writing ***(proxy notice)*** that—

(a) states the name and address of the member appointing the proxy;

(b) identifies the person appointed to be that member's proxy and the general meeting in relation to which that person is appointed;

(c) is signed on behalf of the member appointing the proxy; and

(d) is delivered to the company in accordance with these articles and any instructions contained in the notice of the general meeting in relation to which the proxy is appointed.

(2) The company may require proxy notices to be delivered in a particular form, and may specify different forms for different purposes subject to compliance with these articles and the Ordinance.

(3) If the company requires or allows a proxy notice to be delivered to it in electronic form, it may require the delivery to be properly protected by a security arrangement it specifies.

(4) A proxy notice may specify how the proxy appointed under it is to vote (or that the proxy is to abstain from voting) on one or more resolutions dealing with any business to be transacted at a general meeting.

50) Effect of a proxy notice

(1) Unless a proxy notice indicates otherwise, it must be regarded as—

(a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the general meeting; and

(b) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

51) Delivery of proxy notice and notice revoking appointment of proxy

(1) A proxy notice does not take effect unless it is received by the company—

(a) for a general meeting or adjourned general meeting, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting; and

(b) for a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for taking the poll.

(2) Subject to paragraph (3) of this article 51, an appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

(3) A notice revoking the appointment only takes effect if it is received by the company—

(a) for a general meeting or adjourned general meeting, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting; and

(b) for a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for taking the poll.

52) Effect of member's voting in person on proxy's authority

(1) A proxy's authority in relation to a resolution is to be regarded as revoked if the member who has appointed the proxy—

(a) attends in person the general meeting at which the resolution is to be decided; and

(b) exercises, in relation to the resolution, the voting right attached to the shares in respect of which the proxy is appointed.

(2) A member who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of the meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of the member.

53) Effect of proxy votes in case of death, mental incapacity, etc. of member appointing the proxy

(1) Subject to paragraph (2) of this article 53, a vote given in accordance with the terms of a proxy notice is valid despite—

(a) the previous death or mental incapacity of the member appointing the proxy;

(b) the revocation of the appointment of the proxy or of the authority under which the appointment of the proxy is executed; or

(c) the transfer of the share in respect of which the proxy is appointed.

(2) Paragraph (1) of this article 53 does not apply if notice in writing of the death, mental incapacity, revocation or transfer is received by the company—

(a) for a general meeting or adjourned general meeting, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting; and

(b) for a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for taking the poll.

54) Amendments to proposed resolutions

(1) An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if—

(a) notice of the proposed amendment is given to the company secretary in writing; and

(b) the proposed amendment does not, in the reasonable opinion of the chairperson of the meeting, materially alter the scope of the resolution.

(2) The notice must be given by a person entitled to vote at the general meeting at which it is to be proposed at least forty-eight hours before the meeting is to take place (or a later time the chairperson of the meeting determines).

(3) A special resolution to be proposed at a general meeting may be amended by ordinary resolution if—

(a) the chairperson of the meeting proposes the amendment at the meeting at which the special resolution is to be proposed; and

(b) the amendment merely corrects a grammatical or other non-substantive error in the special resolution.

(4) If the chairperson of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the vote on that resolution remains valid unless the Court orders otherwise.

Division 3—Application of Rules to Class Meetings

55) Class meetings

The provisions of these articles relating to general meetings apply, with any necessary modifications, to meetings of the holders of any class of shares.

Part 5

Shares and Distributions

Division 1—Issue of Shares

56) Payment of shares

(a) No share is to be issued unless the share is fully paid or deemed to be regarded as fully paid save that shares may be issued unpaid or partly paid subject to the Ordinance.

(b) The board of directors may from time to time make calls upon holders in respect of monies unpaid on their shares and declare that interest be payable in respect of monies so unpaid.

(c) The company shall have a first and paramount lien against all of the shares of any holder who has any sums unpaid on any of its shares.

(d) If any sums remain unpaid on any share within twenty-eight days of payment being demanded, the board of directors may resolve to forfeit the unpaid shares of such holder.

57) Powers to issue different classes of shares

(1) Without affecting any special rights previously conferred on the holders of any existing shares or class of shares, the company may issue shares with—

(a) preferred, deferred or other special rights; or

(b) any restrictions, whether in regard to dividend, voting, return of capital or otherwise, that the company may from time to time by ordinary resolution determine.

(2) Subject to Division 4 of Part 5 of the Ordinance, the company may issue shares on the terms that they are to be redeemed, or liable to be redeemed, at the option of the company or the holders of the shares.

(3) The directors may determine the terms, conditions and manner of redemption of the shares.

57A) Classes of shares

(1) The shares of the company shall be divided into Ordinary Shares, Non-Voting Shares and Preference Shares with the following rights attached:-

Ordinary Shares

(a) Holders of Ordinary Shares shall:-

(i) be entitled to receive dividends as and when declared by the board of directors and approved by the members at a general meeting; and

(ii) be entitled to receive notice of all meetings of the members of the company and thereat shall be entitled to one vote for each Ordinary Share held.

Non-Voting Shares

(b) Holders of Non-Voting Shares shall:-

(i) be entitled to receive dividends as and when declared by the board of directors and approved by the members at a general meeting;

(ii) shall not be entitled to receive notice of, to attend, to be counted towards a quorum or to vote at any general meeting. Holders of Non-Voting Shares shall be entitled to vote at their own class meetings only.

Preference Shares

(c) Holders of Preference Shares shall be entitled to:-

(i) the same voting rights to the Holder of each Ordinary Share;

(ii) in the event of the declaration of a dividend by the company in accordance with these articles, priority to be paid all such dividends until the aggregate amount of such dividends exceeds the Preference Amount; and

(iii) in the event of an Exit Event, receive, prior to and in preference to any distribution of the proceeds of any Exit Event to the holders of any other class of shares, the Preference Amount (to the extent not paid by dividends) provided that, upon payment in full of the Preference Amount, this shall be in full satisfaction of all dividends and distributions to which the holders of preference shares shall be entitled,

provided that when the Preference Amount is satisfied in full, the holders of Preference Shares shall not be entitled to any further dividends and/or distributions made by the company.

For the purposes of this Article:

"**Preference Amount**" shall mean the subscription price for such Preference Share plus the return on Preference Shares calculated daily from the date of issue at 10% per annum and compounded annually until fully paid.

"**Exit Event**" shall mean any of the following:

(1) A voluntary or compulsory liquidation of the company or any other process by which the company shall cease to have corporate existence;

(2) The closing of the first underwritten sale of shares to the public pursuant to a registration statement filed with and declared effective

by the Securities and Exchange Commission in the United States pursuant to the 1933 US Securities Act or upon listing of the shares on an internationally recognised public stock exchange (and which expression shall include the listing of the shares in any parent company or subsidiary of the company); and

(3) A sale of in excess of 50% of the ordinary shares in the company on an arm's length basis or a sale of in excess of 50% of the shares of any Group Company on an arms' length basis.

57B) Pre-emption rights

(1) Company will not issue any new shares (**"New Shares"**) without first complying with the provisions of this article 57B.

(2) In the event that the company proposes to issue any New Shares, then the board of directors shall first send a written notice (**"Issue Notice"**) to each member which shall specify:

(a) the type of shares to be issued;

(b) the price and the terms upon which the company proposes to issue such New Shares (**"Price and Terms"**);

(c) (if known) the proposed subscriber for such New Shares; and

(d) the amount of New Shares to which that shareholder shall be entitled if he exercises his Anti Dilution Right.

(3) Each member shall have the right, within fourteen (14) days from receipt of the Issue Notice, to deliver a written notice to the Board stating that he wishes to exercise his Anti-Dilution Right (**"Issue Acceptance Notice"**).

(4) The **"Anti-Dilution Right"** of each member shall be the right, subject to the Price and Terms, to subscribe for an amount of New Shares whereby the percentage of the total number of outstanding shares held by that member (by reference to the entire issued share capital of the company) both prior to and subsequent to the issue of New Shares to that member shall be equal such that the member maintains the same percentage of the entire issued share capital of the company. Notwithstanding the foregoing, if this formula shall result in any fractional number of New Shares then the board of directors may, in preparing the relevant Issue Notice, as it thinks expedient and without being held responsible by the relevant member:-

(a) increase such entitlement to the next whole number of shares; or

(b) decrease such entitlement by disregarding the relevant fraction.

(5) The foregoing provisions of this article 57B shall not apply in the following circumstances:-

(a) the issuance of Non-Voting Shares pursuant to the Plan;

(b) a pro-rata distribution to all members by way of dividend;

(c) in circumstances where such issue is solely for the purposes of avoiding the insolvency of one or more Group Companies and/or avoiding default under the Group's financing documents (provided that the board of directors will, in such circumstances, endeavor to give the member as much notice as it is reasonably able to do so in such circumstances and the opportunity for that member to subscribe for its proportion of any issue of New Shares in accordance with this article 57B);

(d) the capitalization of any loans due from the company to the Parent or any Holding Company; or

(e) Upon a Preferential Conversion.

57C) Listing

(1) In the event of any Listing then the members (other than the Parent) accept that their shares may be subject to a lock-in for such period immediately subsequent to Listing as the relevant stock exchange or underwriters may require and each member agrees that he shall sign all forms as may be required to confirm such "lock-in".

57D) Sale of the company

(1) In the event of any Sale on an Arms' Length Basis then this article 57D applies.

(2) On a Control Sale, unless otherwise agreed in writing by the members (other than the Parent) and the company, (i) the members (other than the Parent) shall be entitled to sell only its Sale Proportion of its shares and (ii) the Parent or the Company shall be entitled to require the other members to sell all of its shares, in each case at a consideration per share equal to the per share consideration received by the selling company to the agreement for the Sale (**"Sale Consideration"**), such consideration to be paid at the same time(s) that the selling company receives such Sale Consideration.

(3) For Sales that are not Control Sales, the company shall be entitled to require that the members (other than the Parent) to sell their Sale Proportion of their shares at a per share price equal to the Sale Consideration.

(4) For the purpose of this article 57D:

(a) "**Sale Proportion**" shall be calculated as:

$$\frac{X}{Y}$$

Where:

X = the number of shares that are the subject of the Sale or Control Sale; and

Y = the total number of ordinary issued shares

(b) In calculating the "Sale Consideration" under this article 57D, any amounts that would be required for a Preferential Redemption shall first be deducted from the net asset valuation of the Group from which the sum shall have been derived.

Division 2—Interests in Shares

58) Company only bound by absolute interests

(1) Except as required by law, no person is to be recognized by the company as holding any share on any trust.

Except as otherwise required by law or these articles, the company is not in any way to be bound by or recognize any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

(2) Paragraph (2) of this article 58 applies even though the company has notice of the interest.

Division 3—Share Certificates

59) Certificates to be issued except in certain cases

(1) The company must issue each member, free of charge, with one or more certificates in respect of the shares that the member holds, within—

(a) Two months after allotment or lodgment of a proper instrument of transfer; or

(b) any other period that the conditions of issue provide.

(2) No certificate may be issued in respect of shares of more than one class.

(3) If more than one person holds a share, only one certificate may be issued in respect of it.

60) Contents and execution of share certificates

(1) A certificate must specify—

(a) in respect of how many shares and of what class the certificate is issued;

(b) the fact that the shares are fully paid; and

(c) any distinguishing numbers assigned to them.

(2) A certificate must—

(a) have affixed to it the company's common seal or the company's official seal under section 126 of the Ordinance; or

(b) be otherwise executed in accordance with the Ordinance.

61) Consolidated share certificates

(1) A member may request the company, in writing, to replace—

(a) the member's separate certificates with a consolidated certificate; or

(b) the member's consolidated certificate with two or more separate certificates representing the proportion of whole number shares that the member specifies.

(2) A consolidated certificate must not be issued unless any certificates that it is to

replace have first been returned to the company for cancellation.

(3) Separate certificates must not be issued unless the consolidated certificate that they are to replace has first been returned to the company for cancellation.

62) Replacement share certificates

(1) If a certificate issued in respect of a member's shares is defaced, damaged, lost or destroyed, the member is entitled to be issued with a replacement certificate in respect of the same shares.

(2) A member exercising the right to be issued with a replacement certificate—

(a) may at the same time exercise the right to be issued with a single certificate, separate certificates (each for a whole number of shares) or a consolidated certificate;

(b) must return the certificate that is to be replaced to the company, in cases where the original certificate is defaced or damaged; and

(c) must comply with the conditions as to evidence, indemnity and the payment of a reasonable fee that the directors decide.

Division 4—Transfer and Transmission of Shares

63) Transfer of shares

(1) Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of both the transferor and the transferee.

(2) No fee may be charged by the company for registering any instrument of transfer or other document relating to or affecting the title to any share.

(3) The company may retain any instrument of transfer that is registered.

63A) Restriction on transfer of shares

(1) Notwithstanding article 63, no transfer of Co Invest Shares and Non-Voting Shares shall be permitted without the prior written approval of the board of directors.

(2) Subject to the remaining provisions of this article 63A, article 63(A)(1) shall not apply to transfer of Co Invest Shares and/or Non-Voting Shares where the transfer of shares is to a trust established for the benefit of the transferor and/or the spouse, children or parents of the transferor (each a **"Related Party"**), provided that

(a) the transferor will at all times retain responsibility for compliance by the Related Party with the terms of these articles and the Plan; and

(b) the transferor and the Related Party shall sign such documents as may reasonably be required of the board of directors to confirm compliance with the terms hereof.

64) Power of directors to refuse transfer of shares

(1) Without limiting article 2(2), the directors may refuse to register the transfer of a

share if—

(a) the instrument of transfer is not lodged at the company's registered office or another place that the directors have appointed;

(b) the instrument of transfer is not accompanied by the certificate for the share to which it relates, or other evidence the directors reasonably require to show the transferor's right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor's behalf; or

(c) the transfer is in respect of more than one class of shares.

(2) If the directors refuse to register the transfer of a share under paragraph (1) of this article 64 or article 2(2)—

(a) the transferor or transferee may request a statement of the reasons for the refusal; and

(b) the instrument of transfer must be returned to the transferor or transferee who lodged it unless the directors suspect that the proposed transfer may be fraudulent.

(3) The instrument of transfer must be returned in accordance with paragraph (2)(b) of this article 64 together with a notice of refusal within two months after the date on which the instrument of transfer was lodged with the company.

(4) If a request is made under paragraph (2)(a) of this article 64, the directors must, within twenty-eight days after receiving the request—

(a) send the transferor or transferee who made the request a statement of the reasons for the refusal; or

(b) register the transfer.

65) Transmission of shares

If a member dies, the company may only recognize the following person or persons as having any title to a share of the deceased member—

(a) if the deceased member was a joint holder of the share, the surviving holder or holders of the share; and

(b) if the deceased member was a sole holder of the share, the legal personal representative of the deceased member.

66) Transmittees' rights

(1) If a transmittee produces evidence of entitlement to the share as the directors properly require, the transmittee may, subject to these articles, choose to become the holder of the share or to have the share transferred to another person.

(2) The directors have the same right to refuse or suspend the registration as they would have had if the holder had transferred the share before the transmission.

(3) A transmittee is entitled to the same dividends and other advantages to which the transmittee would be entitled if the transmittee were the holder of the share, except that the transmittee is not, before being registered as a member in respect of the share, entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

(4) The directors may at any time give notice requiring a transmittee to choose to become the holder of the share or to have the share transferred to another person.

(5) If the notice is not complied with within ninety days of the notice being given, the directors may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

67) Exercise of transmittees' rights

(1) If a transmittee chooses to become the holder of a share, the transmittee must notify the company in writing of the choice.

(2) Within two months after receiving the notice, the directors must—

(a) register the transmittee as the holder of the share; or

(b) send the transmittee a notice of refusal of registration.

(3) If the directors refuse registration, the transmittee may request a statement of the reasons for the refusal.

(4) If a request is made under paragraph (3) of this article 67, the directors must, within twenty-eight days after receiving the request—

(a) send the transmittee a statement of the reasons for the refusal; or

(b) register the transmittee as the holder of the share.

(5) If the transmittee chooses to have the share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

(6) all the limitations, restrictions and other provisions of these articles relating to the right to transfer and the registration of transfer of shares apply to the notice under paragraph (1) of this article 67 or the transfer under paragraph (5) of this article 67, as if the transmission had not occurred and the transfer were a transfer made by the holder of the share before the transmission.

68) Transmittees bound by prior notices

If a notice is given to a member in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the member before the transmittee's name has been entered in the register of members.

Division 5—Alteration and Reduction of Share Capital, Share Buy-backs and Allotment of Shares

69) Alteration of share capital

The company may by ordinary resolution alter its share capital in any one or more of the ways set out in section 170(2)(a), (b), (c), (d), (e) and (f)(i) of the Ordinance, and section 170(3), (4), (5), (6), (7) and (8) of the Ordinance applies accordingly.

70) Reduction of share capital

The company may by special resolution reduce its share capital in accordance with Division 3 of Part 5 of the Ordinance.

71) Share buy-backs

The company may buy back its own shares (including any redeemable shares) in accordance with Division 4 of Part 5 of the Ordinance.

72) Allotment of shares

The directors must not exercise any power conferred on them to allot shares in the company without the prior approval of the company by resolution if the approval is required by section 140 of the Ordinance.

Division 6—Distributions

73) Procedure for declaring dividends

(1) The company may at a general meeting declare dividends, but a dividend must not exceed the amount recommended by the directors.

(2) The directors may from time to time pay the members interim dividends that appear to the directors to be justified by the profits of the company.

(3) A dividend may only be paid out of the profits in accordance with Part 6 of the Ordinance.

(4) Unless the members' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each member's holding of shares on the date of the resolution or decision to declare or pay it. For the avoidance of doubt, save as expressly provided for in these Articles, each Preference, Ordinary and Non-Voting Share shall have equal rights to dividends and distributions made by the company.

(5) Before recommending any dividend, the directors may set aside out of the profits of the company any sums they think fit as reserves.

(6) The directors may—

(a) apply the reserves for any purpose to which the profits of the company may be properly applied; and

(b) pending such an application, employ the reserves in the business of the company or invest them in any investments (other than shares of the company) that they think fit.

(7) The directors may also without placing the sums to reserve carry forward any profits that they think prudent not to divide.

74) Payment of dividends and other distributions

(1) If a dividend or other sum that is a distribution is payable in respect of a share, it must be paid by one or more of the following means—

(a) transfer to a bank account specified by the distribution recipient either in writing or as the directors decide;

(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors decide;

(c) sending a cheque made payable to the specified person by post to the specified person at the address the distribution recipient has specified either in writing or as the directors decide;

(d) any other means of payment as the directors agree with the distribution recipient either in writing or as the directors decide.

(2) In this article—

specified person (指明人士) means a person specified by the distribution recipient either in writing or as the directors decide.

75) No interest on distributions

The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by-

(a) the terms on which the share was issued; or

(b) the provisions of another agreement between the holder of the share and the company.

76) Unclaimed distributions

(1) If dividends or other sums are payable in respect of shares and they are not claimed after having been declared or become payable, they may be invested or made use of by the directors for the benefit of the company until claimed.

(2) The payment of the dividends or other sums into a separate account does not make the company a trustee in respect of it.

(3) A distribution recipient is no longer entitled to a dividend or other sum and it ceases to remain owing by the company, if—

(a) twelve years have passed from the date on which the dividend or other sum became due for payment; and

(b) the distribution recipient has not claimed it.

77) Non-cash distributions

(1) Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

(2) For paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, if any difficulty arises regarding the distribution—

(a) fixing the value of any assets;

(b) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c) vesting any assets in trustees.

78) Waiver of distributions

(1) Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by executing to the company a deed to that effect in favour of the company.

(2) Where a share has more than one holder or more than one person is entitled to the share (whether by reason of the death or bankruptcy of one or more joint holders, or otherwise), any deed executed under article 78(1) is not effective unless it is expressed to be executed by all the holders or other persons entitled to the share.

Division 7—Capitalization of Profits

79) Capitalization of profits

(1) The company may capitalize profits by ordinary resolution and on the recommendation of the directors.

(2) If the capitalization is to be accompanied by the issue of shares or debentures, the directors may apply the sum capitalized in the proportions in which the members would be entitled if the sum was distributed by way of dividend.

(3) To the extent necessary to adjust the rights of the members among themselves if shares or debentures become issuable in fractions, the directors may make any arrangements they think fit, including the issuing of fractional certificates or the making of cash payments or adopting a rounding policy.

Part 6

Miscellaneous Provisions

Division 1—Communications to and by Company

80) Means of communication to be used

(1) Subject to these articles, anything sent or supplied by or to the company under these articles may be sent or supplied in any way in which Part 18 of the Ordinance provides for documents or information to be sent or supplied by or to the company for the purposes of the Ordinance.

(2) Subject to these articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such a notice or document for the time being.

(3) A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than forty-eight hours.

Division 2—Administrative Arrangements

81) Company seals

(1) This article 81 applies in the event that the directors decide to adopt a common seal.

(2) A common seal may only be used by the authority of the directors.

(3) A common seal must be a metallic seal having the company's name engraved on it in legible form.

(4) Subject to paragraph (2) of this article 81, the directors may decide by what means and in what form a common seal or official seal (whether for use outside Hong Kong or for sealing securities) is to be used.

(5) Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one director of the company or one authorized person.

(6) For the purposes of this article, an authorized person is—

(a) the company secretary; or

(b) any person authorized by the directors for signing documents to which the common seal is applied.

(7) If the company has an official seal for use outside Hong Kong, it may only be affixed to a document if its use on the document, or documents of a class to which it belongs, has been authorized by a decision of the directors.

(8) If the company has an official seal for sealing securities, it may only be affixed to securities by the company secretary or a person authorized to apply it to securities by the company secretary.

82) No right to inspect accounts and other records

A person is not entitled to inspect any of the company's accounting or other records or documents merely because of being a member, unless the person is authorized to do so by—

(a) an enactment;

(b) an order under section 740 of the Ordinance;

(c) the directors; or

(d) an ordinary resolution of the company.

83) Auditor's insurance

(1) The directors may decide to purchase and maintain insurance, at the expense of the company, for an auditor of the company, or an auditor of an associated company of the company, against—

(a) any liability to any person attaching to the auditor in connection with any negligence, default, breach of duty or breach of trust (except for fraud) occurring in the course of performance of the duties of auditor in relation to the company or associated company (as the case may be); or

(b) any liability incurred by the auditor in defending any proceedings (whether civil or criminal) taken against the auditor for any negligence, default, breach of duty or breach of trust (including fraud) occurring in the course of performance of the duties of auditor in relation to the company or associated company (as the case may be).

(2) In this article, a reference to performance of the duties of auditor includes the performance of the duties specified in section 415(6)(a) and (b) of the Ordinance.

84) Winding up

(1) If the company is wound up and a surplus remains after the payment of debts proved in the winding up, the liquidator—

(a) may, with the required sanction, divide amongst the members in specie or kind the whole or any part of the assets of the company (whether they consist of property of the same kind or not) and may, for this purpose, set a value the liquidator thinks fair on any property to be so divided; and

(b) may determine how the division is to be carried out between the members or different classes of members.

(2) The liquidator may, with the required sanction, vest the whole or part of those assets in trustees on trust for the benefit of the contributories that the liquidator, with the required sanction, thinks fit, but a member must not be compelled to accept any shares or other securities on which there is any liability.

(3) In this article—

required sanction *(規定默許)* means the sanction of a special resolution of the company and any other sanction required by the Ordinance.

85) Notices

(1) All notices to be given by the company shall be handed personally to the holder or else sent by hand or ordinary post to the address appearing in the register of members for that holder or such other address as the holder shall notify to the company in writing no less than seven days before the said notice is dispatched.

(2) All notices given personally by the company shall be deemed to be received immediately; and all notices sent by the company by hand or by registered post shall be deemed to have been received forty-eight hours after being so dispatched.

(3) The company shall also be permitted to send notices to holders in such other manner as prescribed by the Ordinance subject to the company's compliance with the terms of the Ordinance.

編號 2340654
No.



公司註冊處
COMPANIES REGISTRY

公司註冊證明書
CERTIFICATE OF INCORPORATION

* * *

本人謹此證明
I hereby certify that

Chi-X Holdings Limited

於本日根據香港法例第622章《公司條例》
is this day incorporated in Hong Kong under the Companies Ordinance

在香港成立為法團，此公司是一間
(Chapter 622 of the Laws of Hong Kong), and that this company is

有限公司。
a limited company.

本證明書於二〇一六年二月十七日發出。
Issued on 17 February 2016 .

香港特別行政區公司註冊處處長鍾麗玲
Ms Ada L L CHUNG
Registrar of Companies
Hong Kong Special Administrative Region

註 Note :
公司名稱獲公司註冊處註冊，並不表示獲授予該公司名稱或其任何部分的商標權或任何其他知識產權。
Registration of a company name with the Companies Registry does not confer any trade mark rights or any other intellectual property rights in respect of the company name or any part thereof.

FFF Chi-X Asia Pacific Holdings Limited

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on 21st September, 2018)

OF

Chi-X Asia Pacific Holdings Limited

Incorporated on the 13th day of January, 2016

ROBERTSONS
Solicitors & Notaries
HKSAR

Registration No. 2330284

THE COMPANIES ORDINANCE
(Chapter 622)

SPECIAL RESOLUTION

OF

Chi-X Asia Pacific Holdings Limited
(the "Company")

We, being the secretary of the Company, hereby certify that by written resolution signed by the sole shareholder of the Company, the following resolution was duly passed on 21st September, 2018:-

ADOPTION OF NEW ARTICLES OF ASSOCIATION

RESOLVED as a Special Resolution that the attached document marked "AA" be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

Dated this 21st day of September, 2018.

(Sd.)

RobSec Limited
Secretary

Company No.: 2330284

THE COMPANIES ORDINANCE (CHAPTER 622)

Special Resolution
of
Chi-X Asia Pacific Holdings Limited
(the "**Company**")

Passed on the 7th day of March, 2016

By a written resolution signed by the sole shareholder of the Company pursuant to the Articles of Association of the Company, the following Special Resolution was duly passed :-

THAT the Articles of Association of the Company be amended as follows:

By inserting under Article (64), as a new Article (64(5)), the following:

> "Notwithstanding anything contained in these articles to the contrary, the directors shall not decline or refuse to register any transfer of shares, nor may the directors suspend registration of any transfer of shares, where such transfer (i) is executed pursuant to any deed, agreement or other document (each a "**share security document**") under which such shares have been mortgaged, charged or otherwise provided as security in favour of any person, whether such person is acting as trustee or agent and/or holds such security for itself (a "**security holder**"), or (ii) is by or to a security holder or any agent, trustee or nominee of such a security holder, or (iii) is to any third party purchasing such shares in relation to an enforcement of such share security document. In these circumstances, the directors must register the transferee as a member of the Company. A certificate of any officer of such a security holder certifying that the relevant shares were mortgaged, charged or otherwise provided as security and that the transfer was so executed shall be, and the directors may rely on such a certificate as, conclusive evidence of such facts."

Sole Member
For and on behalf of
CHI-X HOLDINGS LIMITED

(Sd.)

Name: Todd Michael Freebern
Title: Director

編號 2330284
No.


CR

公 司 註 冊 處
COMPANIES REGISTRY

公司註冊證明書
CERTIFICATE OF INCORPORATION

* * *

本人謹此證明
I hereby certify that

Chi-X Asia Pacific Holdings Limited

於本日根據香港法例第622章《公司條例》
is this day incorporated in Hong Kong under the Companies Ordinance
在香港成立為法團，此公司是一間
(Chapter 622 of the Laws of Hong Kong), and that this company is
有限公司。
a limited company.

本證明書於二〇一六年一月十三日發出。
Issued on 13 January 2016.

香港特別行政區公司註冊處處長鍾麗玲
Ms Ada L L CHUNG
Registrar of Companies
Hong Kong Special Administrative Region

註 Note：
公司名稱獲公司註冊處註冊，並不表示獲授予該公司名稱或其任何部分的商標權或任何其他知識產權。
Registration of a company name with the Companies Registry does not confer any trade mark rights or any other intellectual property rights in respect of the company name or any part thereof.

Preliminary

"AA"

THE COMPANIES ORDINANCE (CAP. 622)

Private Company Limited by Shares

ARTICLES OF ASSOCIATION
OF
Chi-X Asia Pacific Holdings Limited

Part A Mandatory Articles

1. Company Name

The name of the company is Chi-X Asia Pacific Holdings Limited.

2. Members' Liabilities

The liability of the members is limited.

3. Liabilities or Contributions of Members

The liability of the members is limited to any amount unpaid on the shares held by the members.

4. Share Capital and Initial Shareholdings (on the company's formation)

The total number of shares that the company proposes to issue	1,000
The total amount of share capital to be subscribed by the company's founder members	HKD1,000
The amount to be paid up or to be regarded as paid up	HKD1,000
The amount to remain unpaid or to be regarded as remaining unpaid	HKD0

Class of Shares	Ordinary
The total number of shares in this class that the company proposes to issue	1,000
The total amount of share capital in this class to be subscribed by the company's founder members	HKD1,000

The amount to be paid up or to be regarded as paid up	HKD1,000
The amount to remain unpaid or to be regarded as remaining unpaid	HKD0

The rest of this page is intentionally left blank.

WE, the undersigned, wish to form a company and wish to adopt the articles of association as attached, and WE agree to subscribe for the amount of share capital of the company and to take the number of shares in the company set opposite our name.

Name of Founder Member	Number of Shares and Total Amount of Share Capital
SOBERTRON LIMITED (Sd.) Christopher David Ian Gordon ________________________ Christopher David Ian Gordon For and on behalf of SOBERTRON LIMITED	1,000 Ordinary shares HKD1,000
Total:	1,000 Ordinary shares HKD1,000

The rest of this page is intentionally left blank.

Part B Other Articles

Contents

Article

Part 1 Interpretation

1. Interpretation

Part 2 Private Company

2. Company is private company

Part 3

Directors and Company Secretary

Division 1—Directors' Powers and responsibilities

3. Directors' general authority
4. Members' reserve power
5. Directors may delegate
6. Committees

Division 2—Decision-taking by Directors

7. Directors to take decision collectively
8. Unanimous decisions
9. Calling directors' meetings
10. Participation in directors' meetings
11. Quorum for directors' meetings
12. Meetings if total number of directors less than quorum
13. Chairing of directors' meetings
14. Chairperson's casting vote at directors' meetings
15. Alternates voting at directors' meetings
16. Conflicts of interest
17. Supplementary provisions as to conflicts of interest
18. Validity of acts of meeting of directors

19. Record of decisions to be kept
20. Written record of decision of sole director
21. Directors' discretion to make further rules

Division 3—Appointment and Removal of Directors

22. Appointment and removal of directors
23. [Intentionally left blank]
24. Composite resolution
25. Termination of director's appointment
26. Directors' remuneration
27. Directors' expenses

Division 4—Alternate Directors

28. Appointment and removal of alternates
29. Rights and responsibilities of alternate directors
30. Termination of alternate directorship

Division 5—Directors' Indemnity and Insurance

31. Indemnity
32. Insurance

Division 6—Company Secretary

33. Appointment and removal of company secretary

Part 4

Decision-taking by Members

Division 1—Organization of General Meetings

34. General meetings and written resolutions
35. Notice of general meetings
36. Persons entitled to receive notice of general meetings

37. Accidental omission to give notice of general meetings
38. Attendance and speaking at general meetings
39. Quorum for general meetings
40. Chairing general meetings
41. Attendance and speaking by non-members
42. Adjournment

Division 2—Voting at General Meetings

43. General rules on voting
44. Errors and disputes
45. Demanding a poll
46. Number of votes a member has
47. Votes of joint holders of shares
48. Votes of mentally incapacitated members
49. Content of proxy notices
50. Effect of a proxy notice
51. Delivery of proxy notice and notice revoking appointment of proxy
52. Effect of member's voting in person on proxy's authority
53. Effect of proxy votes in case of death, mental incapacity, etc. of member appointing the proxy
54. Amendments to proposed resolutions

Division 3—Application of Rules to Class Meetings

55. Class meetings

Part 5

Shares and Distributions

Division 1—Issue of Shares

56. Payment of shares
57. Powers to issue different classes of shares

Division 2—Interests in Shares

58. Company only bound by absolute interests

Division 3—Share Certificates

59. Certificates to be issued except in certain cases
60. Contents and execution of share certificates
61. Consolidated share certificates
62. Replacement share certificates

Division 4—Transfer and Transmission of Shares

63. Transfer of shares
64. Power of directors to refuse transfer of shares
65. Transmission of shares
66. Transmittees' rights
67. Exercise of transmittees' rights
68. Transmittees bound by prior notices

Division 5—Alteration and Reduction of Share Capital, Share Buy-backs and Allotment of Shares

69. Alteration of share capital
70. Reduction of share capital
71. Share buy-backs
72. Allotment of shares

Division 6—Distributions

73. Procedure for declaring dividends
74. Payment of dividends and other distributions
75. No interest on distributions
76. Unclaimed distributions
77. Non-cash distributions
78. Waiver of distributions

Division 7—Capitalization of Profits

79. Capitalization of profits

Part 6

Miscellaneous Provisions

Division 1—Communications to and by Company

80. Means of communication to be used

Division 2—Administrative Arrangements

81. Company seals
82. No right to inspect accounts and other records
83. Auditor's insurance
84. Winding up
85. Notices

The rest of this page is intentionally left blank.

Part 1 Interpretation

1) Interpretation

(1) In these articles—

alternate (候補者) and ***alternate director*** (候補董事) mean a person appointed by a director as an alternate under article 28(1);

appointor (委任者)—see article 28(1);

articles (本«章程細則») means the articles of association of the company;

associated company (有聯繫公司) means—

(a) a subsidiary of the company;

(b) a holding company of the company; or

(c) a subsidiary of such a holding company;

distribution recipient (分派對象) means, in relation to a share in respect of which a dividend or other sum is payable—

(a) the holder of the share;

(b) if the share has 2 or more joint holders, whichever of them is named first in the register of members; or

(c) if the holder is no longer entitled to the share by reason of death or bankruptcy or otherwise by operation of law, the transmittee;

fully paid (已繳足款), in relation to a share, means the price at which the share was issued has been fully paid to the company;

holder (持有人), in relation to a share, means the person whose name is entered in the register of members as the holder of the share;

mental incapacity (精神上無行為能力) has the meaning given by section 2(1) of the Mental Health Ordinance (Cap. 136);

mentally incapacitated person (精神上無行為能力者) means a person who is found under the Mental Health Ordinance (Cap. 136) to be incapable, by reason of mental incapacity, of managing and administering his or her property and affairs;

Ordinance («條例») means the Companies Ordinance (Cap. 622);

paid (已繳) means paid or credited as paid;

proxy notice (代表通知書)—see article 49(1);

register of members (成員登記冊) means the register of members of the company;

transmittee (承傳人) means a person entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law.

(2) Other words or expressions used in these articles have the same meaning as in the Ordinance as in force on the date these articles become binding on the company.

(3) For the purposes of these articles, a document is authenticated if it is

authenticated in any way in which section 828(5) or 829(3) of the Ordinance provides for documents or information to be authenticated for the purposes of the Ordinance.

(4) The articles set out in Schedule 2 of the Companies (Model Articles) Notice (Cap. 622H) do not apply to the Company.

Part 2

Private Company

2) Company is private company

(1) The company is a private company and accordingly—

(a) a member's right to transfer shares is restricted in the manner specified in this article;

(b) the number of members is limited to fifty; and

(c) any invitation to the public to subscribe for any shares or debentures of the company is prohibited.

(2) The directors may in their discretion refuse to register the transfer of a share.

(3) In paragraph (l)(b) the term ***member*** (成員) excludes—

(a) a member who is an employee of the company; and

(b) person who was a member while being an employee of the company and who continues to be a member after ceasing to be such an employee

(4) For the purposes of this article 2, two or more persons who hold shares in the company jointly are to be regarded as one member.

Part 3

Directors and Company Secretary

Division 1—Directors' Powers and Responsibilities

3) Directors' general authority

(1) Subject to the Ordinance and these articles, the business and affairs of the company are managed by the directors, who may exercise all the powers of the company.

(2) An alteration of these articles does not invalidate any prior act of the directors that would have been valid if the alteration had not been made.

(3) The powers given by this article are not limited by any other power given to the directors by these articles.

(4) A directors' meeting at which a quorum is present may exercise all powers exercisable by the directors.

4) Members' reserve power

(1) The members may, by ordinary resolution, direct the directors to take, or refrain from taking, specified action.

(2) The ordinary resolution under paragraph (1) of this article 4 does not invalidate anything that the directors have done before the passing of that resolution.

5) Directors may delegate

(1) Subject to these articles, the directors may, if they think fit, delegate any of the powers that are conferred on them under these articles—

(a) to any person or committee;

(b) by any means (including by power of attorney);

(c) to any extent and without territorial limit;

(d) in relation to any matter; and

(e) on any terms and conditions.

(2) If the directors so specify, the delegation may authorize further delegation of the directors' powers by any person to whom they are delegated.

(3) The directors may—

(a) revoke the delegation wholly or in part; or

(b) revoke or alter its terms and conditions.

6) Committees

(1) The directors may make rules providing for the conduct of business of the committees to which they have delegated any of their powers.

(2) The committees must comply with the rules made under paragraph (1) of this article 6.

Division 2—Decision-taking by Directors

7) Directors to take decision collectively

(1) A decision of the directors may only be taken—

(a) by a majority of the directors participating at a meeting; or

(b) in accordance with article 8.

(2) Paragraph (1) of this article 7 does not apply if both—

(a) the company only has one director; and

(b) no provision of these articles requires the company to have more than one director

and, in such circumstances, the director may take decisions without regard to any of the provisions of these articles relating to directors' decision-taking.

8) Unanimous decisions

(1) A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.

(2) Such a decision may take the form of a resolution in writing, copies of which have been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing.

(3) A reference in this article to eligible directors is a reference to directors who would have been entitled to vote on the matter if it had been proposed as a resolution at a directors' meeting.

(4) A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at a directors' meeting.

9) Calling directors' meetings

(1) Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorizing the company secretary to give such notice.

(2) Notice of a directors' meeting must indicate—

(a) its proposed date and time; and

(b) where it is to take place.

(3) Notice of a directors' meeting must be given to each director, but need not be in writing.

10) Participation in directors' meetings

(1) Subject to these articles, directors participate in a directors' meeting, or part of a directors' meeting, when—

(a) the meeting has been called and takes place in accordance with these articles; and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

(2) In determining whether directors are participating in a directors' meeting, it is irrelevant where a director is and how they communicate with each other as long as the terms of paragraph (1) of this article 10 are satisfied.

(3) If all the directors participating in a directors' meeting are not in the same place, they may regard the meeting as taking place wherever any one of them is then located.

11) Quorum for directors' meetings

(1) At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

(2) The quorum for directors' meetings may be fixed from time to time by a decision of the directors and, unless otherwise fixed, it is two unless there is a sole director, in which case the quorum is one.

12) Meetings if total number of directors less than quorum

If the total number of directors for the time being is less than the quorum required for directors' meetings, the directors must not take any decision other than a decision—

(a) to appoint further directors; or

(b) to call a general meeting so as to enable the members to appoint further directors.

13) Chairing of directors' meetings

(1) The directors may appoint any one director to chair their meetings.

(2) The person appointed for the time being is known as the chairperson.

(3) The directors may terminate the appointment of the chairperson at any time.

(4) If the chairperson is not participating in a directors' meeting within 10 minutes of the time at which it was to start or is unwilling to chair the meeting, the participating directors may appoint another director then present to chair such meeting.

14) Chairperson's casting vote at directors' meetings

(1) If the numbers of votes cast for and against a proposal are equal, the chairperson or other director chairing the directors' meeting has a casting vote.

(2) Paragraph (1) of this article 14 does not apply if, in accordance with these articles or pursuant to the Ordinance, the chairperson or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

15) Alternates voting at directors' meetings

A director, who is also an alternate director, may vote for one or more of the remaining directors both in his own capacity and separately on behalf of each appointor who—

(a) is not participating in a directors' meeting; and

(b) would have been entitled to vote if he or she were participating in such meeting.

16) Conflicts of interest

(1) This article applies if—

(a) a director is in any way (directly or indirectly) interested in a transaction, arrangement or contract with the company that is significant in relation to the company's business; and

(b) the director's interest is material.

(2) The director must declare the nature and extent of the director's interest to the other directors in accordance with section 536 of the Ordinance.

(3) A reference in this article to a transaction, arrangement or contract includes a proposed transaction, arrangement or contract.

17) Supplementary provisions as to conflicts of interest

(1) A director may hold any other office or position of profit under the company (other than the office of auditor and if the company has only one director, the office of company secretary) in conjunction with the office of director for a period and on terms (as to remuneration or otherwise) that the directors determine.

(2) A director or intending director is not disqualified by the office of director from contracting with the company—

(a) with regard to the tenure of the other office or position of profit mentioned in paragraph (1) of this article 17; or

(b) as vendor, purchaser or otherwise.

(3) The contract mentioned in paragraph (2) of this article 17 or any transaction, arrangement or contract entered into by or on behalf of the company in which any director is in any way interested is not liable to be avoided.

(4) A director who has entered into a contract mentioned in paragraph (2) or is interested in a transaction, arrangement or contract mentioned in paragraph (3) of this article 17 is not liable to account to the company for any profit realized by the transaction, arrangement or contract by reason of—

(a) the director holding the office; or

(b) the fiduciary relation established by the office.

(5) Paragraph (1), (2), (3) or (4) of this article 17 only applies if the director has declared the nature and extent of the director's interest under the paragraph to the other directors in accordance with section 536 of the Ordinance.

(6) A director of the company may be a director or other officer of, or be otherwise interested in—

(a) any company promoted by the company; or

(b) any company in which the company may be interested as shareholder or otherwise.

(7) Subject to the Ordinance, the director is not accountable to the company for any remuneration or other benefits received by the director as a director or officer of, or from the director's interest in, the other company unless the company otherwise directs.

18) Validity of acts of meeting of directors

The acts of any meeting of directors or of a committee of directors or the acts of any person acting as a director are as valid as if the directors or the person had been duly appointed as a director and was qualified to be a director, even if it is afterwards discovered that—

(a) there was a defect in the appointment of any of the directors or of the person acting as a director;

(b) any one or more of them were not qualified to be a director or were disqualified from being a director;

(c) any one or more of them had ceased to hold office as a director; or

(d) any one or more of them were not entitled to vote on the matter in question.

19) Record of decisions to be kept

The directors must ensure that the company keeps a written record of every decision taken by the directors under article 7(1) for at least ten years from the date of the decision.

20) Written record of decision of sole director

(1) This article applies if the company has only one director and the director takes any decision that—

(a) may be taken in a directors' meeting; and

(b) has effect as if agreed in a directors' meeting.

(2) The director must provide the company with a written record of the decision within seven days after the decision is made.

(3) The director is not required to comply with paragraph (2) of this article 20 if the decision is taken by way of a resolution in writing.

(4) If the decision is taken by way of a resolution in writing, the company must keep the resolution for at least ten years from the date of the decision.

(5) The company must also keep a written record provided to it in accordance with paragraph (2) of this article 20 for at least 10 years from the date of the decision.

21) Directors' discretion to make further rules

(1) Subject to these articles and the Ordinance, the directors may make any rule that they think fit about—

(a) how they take decisions; and

(b) how the rules are to be recorded or communicated to directors.

Division 3—Appointment and Removal of Directors

22) Appointment and removal of directors

(1) A person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director in any of the following ways—

(a) The first director(s) of the Company is/are the person(s) named as the director(s) in the incorporation form submitted in respect of the Company pursuant to section 67(1) of the Ordinance;

(b) by ordinary resolution; or

(c) by a decision of the directors.

(2) An appointment under paragraph (l)(c) of this article 22 may only be made to—

(a) fill a casual vacancy; or

(b) appoint a director as an addition to the existing directors if the total number of directors does not exceed the number fixed in accordance with these articles.

(3) Directors may be removed from office only in accordance with the Ordinance.

(4) A director appointed under this article 22 shall remain in office unless and until such director (a) voluntarily resigns or (b) is terminated under article 25 or (c) is removed or disqualified from holding office in accordance with the laws of Hong Kong.

23) [Intentionally left blank]

24) Composite resolution

(1) This article applies if proposals are under consideration concerning the appointment of two or more directors to offices or employments with the company or any other body corporate.

(2) The proposals may be divided and considered in relation to each director separately.

(3) Subject to complying with its duties under the Ordinance, each of the directors concerned is entitled to vote (if the director is not for another reason precluded from voting) and be counted in the quorum in respect of each resolution.

25) Termination of director's appointment

A person ceases to be a director if the person—

(a) ceases to be a director under the Ordinance or the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) or is prohibited from being a director by law;

(b) becomes bankrupt or makes any arrangement or composition with the person's creditors generally;

(c) becomes a mentally incapacitated person;

(d) resigns the office of director by notice in writing of the resignation in accordance with section 464(5) of the Ordinance;

(e) for more than six months has been absent without the directors' permission from directors' meetings held during that period; or

(f) is removed from the office of director by an ordinary resolution of the company.

26) Directors' remuneration

(1) Directors’ remuneration must be determined by the company at a general meeting.

(2) A director's remuneration may—

(a) take any form; and

(b) include any arrangements in connection with the payment of a retirement benefit to or in respect of that director.

(3) Directors' remuneration accrues from day to day.

27) Directors' expenses

The company may pay any travelling, accommodation and other expenses properly incurred by directors in connection with—

(a) their attendance at—

(i) meetings of directors or committees of directors;

(ii) general meetings; or

(iii) separate meetings of the holders of any class of shares or of debentures of the company; or

(b) the exercise of their powers and the discharge of their responsibilities in relation to the company.

Division 4—Alternate Directors

28) Appointment and removal of alternates

(1) A director (appointor) may appoint as an alternate any other director, or any other person approved by resolution of the directors.

(2) An alternate may exercise the powers and carry out the responsibilities of the alternate's appointor, in relation to the taking of decisions by the directors in the absence of the alternate's appointor.

(3) An appointment or removal of an alternate by the alternate's appointor must be effected—

(a) by notice to the company; or

(b) in any other manner approved by the directors.

(4) The notice must be authenticated by the appointor.

(5) The notice must—

(a) identify the proposed alternate; and

(b) if it is a notice of appointment, contain a statement authenticated by the proposed alternate indicating the proposed alternate's willingness to act as the alternate of the appointor.

(6) If an alternate is removed by resolution of the directors, the company must as soon as practicable give notice of the removal to the alternate's appointor.

29) Rights and responsibilities of alternate directors

(1) An alternate director has the same rights as the alternate's appointor in relation to any decision taken by the directors under article 7(1).

(2) Unless these articles specify otherwise, alternate directors—

(a) are deemed for all purposes to be directors;

(b) are liable for their own acts and omissions;

(c) are subject to the same restrictions as their appointors; and

(d) are deemed to be agents of or for their appointors.

(3) A person who is an alternate director but not a director—

(a) may be counted as participating for determining whether a quorum is participating (but only if that person's appointor is not participating); and

(b) may sign a written resolution (but only if it is not signed or to be signed by that person's appointor).

(4) No alternate director may be counted as more than one director for the purposes mentioned in paragraph (3) of this article 29.

30) Termination of alternate directorship

(1) An alternate director's appointment as an alternate terminates—

(a) if the alternate's appointor revokes the appointment by notice to the company in writing specifying when it is to terminate;

(b) on the occurrence in relation to the alternate of any event which, if it occurred in relation to the alternate's appointor, would result in the termination of the appointor's appointment as a director;

(c) on the death of the alternate's appointor; or

(d) when the alternate's appointor's appointment as a director terminates.

(2) If the alternate was not a director when appointed as an alternate, the alternate's appointment as an alternate terminates if—

(a) the approval under article 28(1) is withdrawn or revoked; or

(b) the company by an ordinary resolution passed at a general meeting terminates the appointment.

Division 5—Directors' Indemnity and Insurance

31) Indemnity

Every director, auditor, office, secretary and agent of the company shall be indemnified out of the assets of the company in respect of the performance of their duties to the company to the maximum extent permissible under the Ordinance.

32) Insurance

The directors may decide to purchase and maintain insurance, at the expense of the company, for a director of the company, or a director of an associated company of the company, against—

(a) any liability to any person attaching to the director in connection with any negligence, default, breach of duty or breach of trust (except for fraud) in relation to the company or associated company (as the case may be); or

(b) any liability incurred by the director in defending any proceedings (whether civil or criminal) taken against the director for any negligence, default, breach of duty or breach of trust (including fraud) in relation to the company or associated company (as the case may be).

Division 6—Company Secretary

33) Appointment and removal of company secretary

(1) The directors may appoint a company secretary for a term, at a remuneration and on conditions they think fit.

(2) The directors may remove a company secretary appointed by them.

Part 4

Decision-taking by Members

Division 1—Organization of General Meetings

34) **(a) General meetings**

(1) Subject to sections 611, 612 and 613 of the Ordinance, the company must, in respect of each financial year of the company, hold a general meeting as its annual general meeting in accordance with section 610 of the Ordinance.

(2) The directors may, if they think fit, call a general meeting.

(3) If the directors are required to call a general meeting under section 566 of the Ordinance, they must call it in accordance with section 567 of the Ordinance.

(4) If the directors do not call a general meeting in accordance with section 567 of the Ordinance, the members who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting in accordance with section 568 of the Ordinance.

(b) Written resolutions

(1) Anything that may be done by a resolution passed at a general meeting of a company may be done, without a meeting and without any previous notice being required, by a written resolution of the members of the company.

(2) For the purposes of any written resolution to which the terms of section 558(1)(a) of the Ordinance shall apply, approval of such written resolution shall lapse if it is not passed before the end of 180 days beginning on the circulation date.

35) **Notice of general meetings**

(1) An annual general meeting must be called by notice of at least twenty-one days in writing to the members.

(2) A general meeting other than an annual general meeting must be called by notice of at least fourteen days in writing to the members.

(3) The notice referred to in paragraphs (1) and (2) of this article 35 is exclusive of—

(a) the day on which it is served or deemed to be served; and

(b) the day for which it is given.

(4) The notice referred to at paragraphs (1) and (2) of this article 35 must—

(a) specify the date and time of the meeting;

(b) specify the place of the meeting (and if the meeting is to be held in two or more places, the principal place of the meeting and the other place or places of the meeting);

(c) state the general nature of the business to be dealt with at the meeting;

(d) for a notice calling an annual general meeting, state that the meeting is an annual general meeting;

(e) if a resolution (whether or not a special resolution) is intended to be moved at the meeting—

(i) include notice of the resolution; and

(ii) include or be accompanied by a statement containing any information or explanation that is reasonably necessary to indicate the purpose of the resolution;

(f) if a special resolution is intended to be moved at the meeting, specify the intention and include the text of the special resolution; and

(g) contain a statement specifying a member's right to appoint a proxy under section 596(1) and (3) of the Ordinance.

(5) Paragraph (4)(e) of this article 35 does not apply in relation to a resolution of which—

(a) notice has been included in the notice of the meeting under section 567(3) or 568(2) of the Ordinance; or

(b) notice has been given under section 615 of the Ordinance.

(6) Despite the fact that a general meeting is called by shorter notice than that specified in this article 35, it is regarded as having been duly called if it is so agreed—

(a) for an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in any other case, by a majority in number of the members entitled to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all the members.

36) Persons entitled to receive notice of general meetings

(1) Notice of a general meeting must be given to—

(a) every member; and

(b) every director.

(2) In paragraph (1) of this article 36, the reference to a member includes a transmittee, if the company has been notified of the transmittee's entitlement to a share.

(3) If notice of a general meeting or any other document relating to the meeting is required to be given to a member, the company must give a copy of it to its auditor (if more than one auditor, to everyone of them) at the same time as the notice or the other document is given to the member.

37) Accidental omission to give notice of general meetings

Any accidental omission to give notice of a general meeting to, or any non-receipt of notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at the meeting.

38) Attendance and speaking at general meetings

(1) A person is able to exercise the right to speak at a general meeting when the person is in a position to communicate to all those attending the meeting, during

the meeting, any information or opinions that the person has on the business of the meeting.

(2) A person is able to exercise the right to vote at a general meeting when—

(a) the person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

(b) the person's vote can be taken into account in determining whether or not those resolutions are passed at the same time as the votes of all the other persons attending the meeting.

(3) The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

(4) In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

(5) Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have rights to speak and vote at the meeting, they are able to exercise them.

39) Quorum for general meetings

(1) Two members present in person or by proxy constitute a quorum at a general meeting.

(2) No business other than the appointment of the chairperson of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

40) Chairing general meetings

(1) If the chairperson (if any) of the board of directors is present at a general meeting and is willing to preside as chairperson at the meeting, the meeting is to be presided over by him or her.

(2) The directors present at a general meeting must elect one of themselves to be the chairperson if—

(a) there is no chairperson of the board of directors;

(b) the chairperson is not present within fifteen minutes after the time appointed for holding the meeting;

(c) the chairperson is unwilling to act; or

(d) the chairperson has given notice to the company of the intention not to attend the meeting.

(3) The members present at a general meeting must elect one of themselves (including any proxy) to be the chairperson if—

(a) no director is willing to act as chairperson;

(b) no director is present within fifteen minutes after the time appointed for holding the meeting; or

(c) the directors present cannot appoint the chairperson because of an equality of votes.

41) Attendance and speaking by non-members

The chairperson of a general meeting may (but is not obliged to) permit other persons to attend and speak at a general meeting even though they are not—

(a) members of the company; or

(b) otherwise entitled to exercise the rights of members in relation to general meetings.

42) Adjournment

(1) If a quorum is not present within half an hour from the time appointed for holding a general meeting, the meeting must—

(a) if called on the request of members, be dissolved; or

(b) in any other case, be adjourned to the same day in the next week, at the same time and place, or to another day and at another time and place that the directors determine.

(2) If at the adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, the member or members present in person or by proxy constitute a quorum.

(3) The chairperson may adjourn a general meeting at which a quorum is present if—

(a) the meeting consents to an adjournment; or

(b) it appears to the chairperson that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

(4) The chairperson must adjourn also a general meeting if directed to do so by the meeting.

(5) When adjourning a general meeting, the chairperson must specify the date, time and place to which it is adjourned.

(6) Only the business left unfinished at the general meeting may be transacted at the adjourned meeting.

(7) If a general meeting is adjourned for thirty days or more, notice of the adjourned meeting must be given in the same format and with the same period of notice as for an original meeting.

Division 2—Voting at General Meetings

43) General rules on voting

(1) A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with these articles.

(2) If there is an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the

poll is demanded, is entitled to a second or casting vote.

(3) On a vote on a resolution on a show of hands at a general meeting, a declaration by the chairperson that the resolution—

(a) has or has not been passed; or

(b) has passed by a particular majority,

is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(4) An entry in respect of the declaration in the minutes of the meeting is also conclusive evidence of that fact without the proof.

44) Errors and disputes

(1) Any objection to the qualification of any person voting at a general meeting may only be raised at the meeting or adjourned meeting at which the vote objected to is tendered, and a vote not disallowed at the meeting is valid.

(2) Any objection must be referred to the chairperson of the meeting whose decision is final.

45) Demanding a poll

(1) A poll on a resolution may be demanded—

(a) in advance of the general meeting where it is to be put to the vote; or

(b) at a general meeting, either before or on the declaration of the result of a show of hands on that resolution.

(2) A poll on a resolution may be demanded by—

(a) the chairperson of the meeting;

(b) at least two members present in person or by proxy; or

(c) any member or members present in person or by proxy and representing at least 5% of the total voting rights of all the members having the right to vote at the meeting.

(3) The instrument appointing a proxy is regarded as conferring authority on the proxy to demand or join in demanding a poll on a resolution.

(4) A demand for a poll on a resolution may be withdrawn.

46) Number of votes a member has

(1) On a vote on a resolution on a show of hands at a general meeting—

(a) every member present in person has one vote; and

(b) every proxy present who has been duly appointed by a member entitled to vote on the resolution has one vote.

(2) If a member appoints more than one proxy, the proxies so appointed are not entitled to vote on the resolution on a show of hands.

(3) On a vote on a resolution on a poll taken at a general meeting—

(a) every member present in person has one vote for each share held by him or her; and

(b) every proxy present who has been duly appointed by a member has one vote for each share in respect of which the proxy is appointed.

(4) This article has effect subject to any rights or restrictions attached to any shares or class of shares.

47) Votes of joint holders of shares

(1) For joint holders of shares, only the vote of the most senior holder who votes (and any proxies duly authorized by the holder) may be counted.

(2) For the purposes of this article, the seniority of a holder of a share is determined by the order in which the names of the joint holders appear in the register of members.

48) Votes of mentally incapacitated members

(1) A member who is a mentally incapacitated person may vote, whether on a show of hands or on a poll, by the member's committee, receiver, guardian or other person in the nature of a committee, receiver or guardian appointed by the Court.

(2) The committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll.

49) Content of proxy notices

(1) A proxy may only validly be appointed by a notice in writing ***(proxy notice)*** that—

(a) states the name and address of the member appointing the proxy;

(b) identifies the person appointed to be that member's proxy and the general meeting in relation to which that person is appointed;

(c) is signed on behalf of the member appointing the proxy; and

(d) is delivered to the company in accordance with these articles and any instructions contained in the notice of the general meeting in relation to which the proxy is appointed.

(2) The company may require proxy notices to be delivered in a particular form, and may specify different forms for different purposes subject to compliance with these articles and the Ordinance.

(3) If the company requires or allows a proxy notice to be delivered to it in electronic form, it may require the delivery to be properly protected by a security arrangement it specifies.

(4) A proxy notice may specify how the proxy appointed under it is to vote (or that the proxy is to abstain from voting) on one or more resolutions dealing with any business to be transacted at a general meeting.

50) Effect of a proxy notice

(1) Unless a proxy notice indicates otherwise, it must be regarded as—

(a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the general meeting; and

(b) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

51) Delivery of proxy notice and notice revoking appointment of proxy

(1) A proxy notice does not take effect unless it is received by the company—

(a) for a general meeting or adjourned general meeting, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting; and

(b) for a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for taking the poll.

(2) Subject to paragraph (3) of this article 51, an appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

(3) A notice revoking the appointment only takes effect if it is received by the company—

(a) for a general meeting or adjourned general meeting, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting; and

(b) for a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for taking the poll.

52) Effect of member's voting in person on proxy's authority

(1) A proxy's authority in relation to a resolution is to be regarded as revoked if the member who has appointed the proxy—

(a) attends in person the general meeting at which the resolution is to be decided; and

(b) exercises, in relation to the resolution, the voting right attached to the shares in respect of which the proxy is appointed.

(2) A member who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of the meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of the member.

53) Effect of proxy votes in case of death, mental incapacity, etc. of member appointing the proxy

(1) Subject to paragraph (2) of this article 53, a vote given in accordance with the terms of a proxy notice is valid despite—

(a) the previous death or mental incapacity of the member appointing the proxy;

(b) the revocation of the appointment of the proxy or of the authority under which the appointment of the proxy is executed; or

(c) the transfer of the share in respect of which the proxy is appointed.

(2) Paragraph (1) of this article 53 does not apply if notice in writing of the death, mental incapacity, revocation or transfer is received by the company—

(a) for a general meeting or adjourned general meeting, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting; and

(b) for a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for taking the poll.

54) Amendments to proposed resolutions

(1) An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if—

(a) notice of the proposed amendment is given to the company secretary in writing; and

(b) the proposed amendment does not, in the reasonable opinion of the chairperson of the meeting, materially alter the scope of the resolution.

(2) The notice must be given by a person entitled to vote at the general meeting at which it is to be proposed at least forty-eight hours before the meeting is to take place (or a later time the chairperson of the meeting determines).

(3) A special resolution to be proposed at a general meeting may be amended by ordinary resolution if—

(a) the chairperson of the meeting proposes the amendment at the meeting at which the special resolution is to be proposed; and

(b) the amendment merely corrects a grammatical or other non-substantive error in the special resolution.

(4) If the chairperson of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the vote on that resolution remains valid unless the Court orders otherwise.

Division 3—Application of Rules to Class Meetings

55) Class meetings

The provisions of these articles relating to general meetings apply, with any necessary modifications, to meetings of the holders of any class of shares.

Part 5

Shares and Distributions

Division 1—Issue of Shares

56) Payment of shares

(a) No share is to be issued unless the share is fully paid or deemed to be regarded as fully paid save that shares may be issued unpaid or partly paid subject to the Ordinance.

(b) The board of directors may from time to time make calls upon holders in respect of monies unpaid on their shares and declare that interest be payable in respect of monies so unpaid.

(c) The company shall have a first and paramount lien against all of the shares of any holder who has any sums unpaid on any of its shares.

(d) If any sums remain unpaid on any share within twenty-eight days of payment being demanded, the board of directors may resolve to forfeit the unpaid shares of such holder.

57) Powers to issue different classes of shares

(1) Without affecting any special rights previously conferred on the holders of any existing shares or class of shares, the company may issue shares with—

(a) preferred, deferred or other special rights; or

(b) any restrictions, whether in regard to dividend, voting, return of capital or otherwise, that the company may from time to time by ordinary resolution determine.

(2) Subject to Division 4 of Part 5 of the Ordinance, the company may issue shares on the terms that they are to be redeemed, or liable to be redeemed, at the option of the company or the holders of the shares.

(3) The directors may determine the terms, conditions and manner of redemption of the shares.

Division 2—Interests in Shares

58) Company only bound by absolute interests

(1) Except as required by law, no person is to be recognized by the company as holding any share on any trust.

Except as otherwise required by law or these articles, the company is not in any way to be bound by or recognize any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

(2) Paragraph (2) of this article 58 applies even though the company has notice of the interest.

Division 3—Share Certificates

59) Certificates to be issued except in certain cases

(1) The company must issue each member, free of charge, with one or more certificates in respect of the shares that the member holds, within—

(a) Two months after allotment or lodgment of a proper instrument of transfer; or

(b) any other period that the conditions of issue provide.

(2) No certificate may be issued in respect of shares of more than one class.

(3) If more than one person holds a share, only one certificate may be issued in respect of it.

60) Contents and execution of share certificates

(1) A certificate must specify—

(a) in respect of how many shares and of what class the certificate is issued;

(b) the fact that the shares are fully paid; and

(c) any distinguishing numbers assigned to them.

(2) A certificate must—

(a) have affixed to it the company's common seal or the company's official seal under section 126 of the Ordinance; or

(b) be otherwise executed in accordance with the Ordinance.

61) Consolidated share certificates

(1) A member may request the company, in writing, to replace—

(a) the member's separate certificates with a consolidated certificate; or

(b) the member's consolidated certificate with two or more separate certificates representing the proportion of whole number shares that the member specifies.

(2) A consolidated certificate must not be issued unless any certificates that it is to replace have first been returned to the company for cancellation.

(3) Separate certificates must not be issued unless the consolidated certificate that they are to replace has first been returned to the company for cancellation.

62) Replacement share certificates

(1) If a certificate issued in respect of a member's shares is defaced, damaged, lost or destroyed, the member is entitled to be issued with a replacement certificate in respect of the same shares.

(2) A member exercising the right to be issued with a replacement certificate—

(a) may at the same time exercise the right to be issued with a single certificate, separate certificates (each for a whole number of shares) or a consolidated certificate;

(b) must return the certificate that is to be replaced to the company, in cases where the original certificate is defaced or damaged; and

(c) must comply with the conditions as to evidence, indemnity and the payment of a reasonable fee that the directors decide.

Division 4—Transfer and Transmission of Shares

63) Transfer of shares

(1) Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on

behalf of both the transferor and the transferee.

(2) No fee may be charged by the company for registering any instrument of transfer or other document relating to or affecting the title to any share.

(3) The company may retain any instrument of transfer that is registered.

64) Power of directors to refuse transfer of shares

(1) Without limiting article 2(2), the directors may refuse to register the transfer of a share if—

(a) the instrument of transfer is not lodged at the company's registered office or another place that the directors have appointed;

(b) the instrument of transfer is not accompanied by the certificate for the share to which it relates, or other evidence the directors reasonably require to show the transferor's right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor's behalf; or

(c) the transfer is in respect of more than one class of shares.

(2) If the directors refuse to register the transfer of a share under paragraph (1) of this article 64 or article 2(2)—

(a) the transferor or transferee may request a statement of the reasons for the refusal; and

(b) the instrument of transfer must be returned to the transferor or transferee who lodged it unless the directors suspect that the proposed transfer may be fraudulent.

(3) The instrument of transfer must be returned in accordance with paragraph (2)(b) of this article 64 together with a notice of refusal within two months after the date on which the instrument of transfer was lodged with the company.

(4) If a request is made under paragraph (2)(a) of this article 64, the directors must, within twenty-eight days after receiving the request—

(a) send the transferor or transferee who made the request a statement of the reasons for the refusal; or

(b) register the transfer.

(5) Notwithstanding anything contained in these articles to the contrary, the directors shall not decline or refuse to register any transfer of shares, nor may the directors suspend registration of any transfer of shares, where such transfer (i) is executed pursuant to any deed, agreement or other document (each a "**share security document**") under which such shares have been mortgaged, charged or otherwise provided as security in favour of any person, whether such person is acting as trustee or agent and/or holds such security for itself (a "**security holder**"), or (ii) is by or to a security holder or any agent, trustee or nominee of such a security holder, or (iii) is to any third party purchasing such shares in relation to an enforcement of such share security document. In these circumstances, the directors must register the transferee as a member of the Company. A certificate of any officer of such a security holder certifying that the relevant shares were mortgaged, charged or otherwise provided as security and that the transfer was so executed shall be, and the directors may rely on such a certificate as, conclusive

evidence of such facts.

65) Transmission of shares

If a member dies, the company may only recognize the following person or persons as having any title to a share of the deceased member—

(a) if the deceased member was a joint holder of the share, the surviving holder or holders of the share; and

(b) if the deceased member was a sole holder of the share, the legal personal representative of the deceased member.

66) Transmittees' rights

(1) If a transmittee produces evidence of entitlement to the share as the directors properly require, the transmittee may, subject to these articles, choose to become the holder of the share or to have the share transferred to another person.

(2) The directors have the same right to refuse or suspend the registration as they would have had if the holder had transferred the share before the transmission.

(3) A transmittee is entitled to the same dividends and other advantages to which the transmittee would be entitled if the transmittee were the holder of the share, except that the transmittee is not, before being registered as a member in respect of the share, entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

(4) The directors may at any time give notice requiring a transmittee to choose to become the holder of the share or to have the share transferred to another person.

(5) If the notice is not complied with within ninety days of the notice being given, the directors may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

67) Exercise of transmittees' rights

(1) If a transmittee chooses to become the holder of a share, the transmittee must notify the company in writing of the choice.

(2) Within two months after receiving the notice, the directors must—

(a) register the transmittee as the holder of the share; or

(b) send the transmittee a notice of refusal of registration.

(3) If the directors refuse registration, the transmittee may request a statement of the reasons for the refusal.

(4) If a request is made under paragraph (3) of this article 67, the directors must, within twenty-eight days after receiving the request—

(a) send the transmittee a statement of the reasons for the refusal; or

(b) register the transmittee as the holder of the share.

(5) If the transmittee chooses to have the share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

(6) AH the limitations, restrictions and other provisions of these articles relating to the right to transfer and the registration of transfer of shares apply to the notice

under paragraph (1) of this article 67 or the transfer under paragraph (5) of this article 67, as if the transmission had not occurred and the transfer were a transfer made by the holder of the share before the transmission.

68) Transmittees bound by prior notices

If a notice is given to a member in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the member before the transmittee's name has been entered in the register of members.

Division 5—Alteration and Reduction of Share Capital, Share Buy-backs and Allotment of Shares

69) Alteration of share capital

The company may by ordinary resolution alter its share capital in any one or more of the ways set out in section 170(2)(a), (b), (c), (d), (e) and (f)(i) of the Ordinance, and section 170(3), (4), (5), (6), (7) and (8) of the Ordinance applies accordingly.

70) Reduction of share capital

The company may by special resolution reduce its share capital in accordance with Division 3 of Part 5 of the Ordinance.

71) Share buy-backs

The company may buy back its own shares (including any redeemable shares) in accordance with Division 4 of Part 5 of the Ordinance.

72) Allotment of shares

The directors must not exercise any power conferred on them to allot shares in the company without the prior approval of the company by resolution if the approval is required by section 140 of the Ordinance.

Division 6—Distributions

73) Procedure for declaring dividends

(1) The company may at a general meeting declare dividends, but a dividend must not exceed the amount recommended by the directors.

(2) The directors may from time to time pay the members interim dividends that appear to the directors to be justified by the profits of the company.

(3) A dividend may only be paid out of the profits in accordance with Part 6 of the Ordinance.

(4) Unless the members' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each member's holding of shares on the date of the resolution or decision to declare or pay it.

(5) Before recommending any dividend, the directors may set aside out of the profits of the company any sums they think fit as reserves.

(6) The directors may—

(a) apply the reserves for any purpose to which the profits of the company may be properly applied; and

(b) pending such an application, employ the reserves in the business of the company or invest them in any investments (other than shares of the company) that they think fit.

(7) The directors may also without placing the sums to reserve carry forward any profits that they think prudent not to divide.

74) Payment of dividends and other distributions

(1) If a dividend or other sum that is a distribution is payable in respect of a share, it must be paid by one or more of the following means—

(a) transfer to a bank account specified by the distribution recipient either in writing or as the directors decide;

(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors decide;

(c) sending a cheque made payable to the specified person by post to the specified person at the address the distribution recipient has specified either in writing or as the directors decide;

(d) any other means of payment as the directors agree with the distribution recipient either in writing or as the directors decide.

(2) In this article—

specified person (指明人士) means a person specified by the distribution recipient either in writing or as the directors decide.

75) No interest on distributions

The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by-

(a) the terms on which the share was issued; or

(b) the provisions of another agreement between the holder of the share and the company.

76) Unclaimed distributions

(1) If dividends or other sums are payable in respect of shares and they are not claimed after having been declared or become payable, they may be invested or made use of by the directors for the benefit of the company until claimed.

(2) The payment of the dividends or other sums into a separate account does not make the company a trustee in respect of it.

(3) A distribution recipient is no longer entitled to a dividend or other sum and it ceases to remain owing by the company, if—

(a) twelve years have passed from the date on which the dividend or other sum became due for payment; and

(b) the distribution recipient has not claimed it.

77) Non-cash distributions

(1) Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

(2) For paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, if any difficulty arises regarding the distribution—

(a) fixing the value of any assets;

(b) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c) vesting any assets in trustees.

78) Waiver of distributions

(1) Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by executing to the company a deed to that effect in favour of the company.

(2) Where a share has more than one holder or more than one person is entitled to the share (whether by reason of the death or bankruptcy of one or more joint holders, or otherwise), any deed executed under article 78(1) is not effective unless it is expressed to be executed by all the holders or other persons entitled to the share.

Division 7—Capitalization of Profits

79) Capitalization of profits

(1) The company may capitalize profits by ordinary resolution and on the recommendation of the directors.

(2) If the capitalization is to be accompanied by the issue of shares or debentures, the directors may apply the sum capitalized in the proportions in which the members would be entitled if the sum was distributed by way of dividend.

(3) To the extent necessary to adjust the rights of the members among themselves if shares or debentures become issuable in fractions, the directors may make any arrangements they think fit, including the issuing of fractional certificates or the making of cash payments or adopting a rounding policy.

Part 6

Miscellaneous Provisions

Division 1—Communications to and by Company

80) Means of communication to be used

(1) Subject to these articles, anything sent or supplied by or to the company under these articles may be sent or supplied in any way in which Part 18 of the Ordinance provides for documents or information to be sent or supplied by or to the company for the purposes of the Ordinance.

(2) Subject to these articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such a notice or document for the time being.

(3) A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than forty-eight hours.

Division 2—Administrative Arrangements

81) Company seals

(1) This article 81 applies in the event that the directors decide to adopt a common seal.

(2) A common seal may only be used by the authority of the directors.

(3) A common seal must be a metallic seal having the company's name engraved on it in legible form.

(4) Subject to paragraph (2) of this article 81, the directors may decide by what means and in what form a common seal or official seal (whether for use outside Hong Kong or for sealing securities) is to be used.

(5) Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one director of the company or one authorized person.

(6) For the purposes of this article, an authorized person is—

(a) the company secretary; or

(b) any person authorized by the directors for signing documents to which the common seal is applied.

(7) If the company has an official seal for use outside Hong Kong, it may only be affixed to a document if its use on the document, or documents of a class to which it belongs, has been authorized by a decision of the directors.

(8) If the company has an official seal for sealing securities, it may only be affixed to securities by the company secretary or a person authorized to apply it to securities by the company secretary.

82) No right to inspect accounts and other records

A person is not entitled to inspect any of the company's accounting or other records or documents merely because of being a member, unless the person is authorized to do so by—

(a) an enactment;

(b) an order under section 740 of the Ordinance;

(c) the directors; or

(d) an ordinary resolution of the company.

83) Auditor's insurance

(1) The directors may decide to purchase and maintain insurance, at the expense of the company, for an auditor of the company, or an auditor of an associated company of the company, against—

(a) any liability to any person attaching to the auditor in connection with any negligence, default, breach of duty or breach of trust (except for fraud) occurring in the course of performance of the duties of auditor in relation to the company or associated company (as the case may be); or

(b) any liability incurred by the auditor in defending any proceedings (whether civil or criminal) taken against the auditor for any negligence, default, breach of duty or breach of trust (including fraud) occurring in the course of performance of the duties of auditor in relation to the company or associated company (as the case may be).

(2) In this article, a reference to performance of the duties of auditor includes the performance of the duties specified in section 415(6)(a) and (b) of the Ordinance.

84) Winding up

(1) If the company is wound up and a surplus remains after the payment of debts proved in the winding up, the liquidator—

(a) may, with the required sanction, divide amongst the members in specie or kind the whole or any part of the assets of the company (whether they consist of property of the same kind or not) and may, for this purpose, set a value the liquidator thinks fair on any property to be so divided; and

(b) may determine how the division is to be carried out between the members or different classes of members.

(2) The liquidator may, with the required sanction, vest the whole or part of those assets in trustees on trust for the benefit of the contributories that the liquidator, with the required sanction, thinks fit, but a member must not be compelled to accept any shares or other securities on which there is any liability.

(3) In this article—

required sanction *(規定默許)* means the sanction of a special resolution of the company and any other sanction required by the Ordinance.

85) Notices

(1) All notices to be given by the company shall be handed personally to the holder or else sent by hand or ordinary post to the address appearing in the register of members for that holder or such other address as the holder shall notify to the company in writing no less than seven days before the said notice is dispatched.

(2) All notices given personally by the company shall be deemed to be received immediately; and all notices sent by the company by hand or by registered post shall be deemed to have been received forty-eight hours after being so dispatched.

(3) The company shall also be permitted to send notices to holders in such other manner as prescribed by the Ordinance subject to the company's compliance with the terms of the Ordinance.

Registration No. 2330284

THE COMPANIES ORDINANCE
(Chapter 622)

SPECIAL RESOLUTION

OF

Chi-X Asia Pacific Holdings Limited
(the "Company")

We, being the secretary of the Company, hereby certify that by written resolution signed by the sole shareholder of the Company, the following resolution was duly passed on 21st September, 2018:-

ADOPTION OF NEW ARTICLES OF ASSOCIATION

RESOLVED as a Special Resolution that the attached document marked "AA" be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

Dated this 21st day of September, 2018.

For and on behalf of
RobSec Limited

Authorized Signature(s)

RobSec Limited
Secretary

編號 2330284
No.


CR

公司註冊處
COMPANIES REGISTRY

公司註冊證明書
CERTIFICATE OF INCORPORATION

* * *

本人謹此證明
I hereby certify that

Chi-X Asia Pacific Holdings Limited

於本日根據香港法例第622章《公司條例》
is this day incorporated in Hong Kong under the Companies Ordinance

在香港成立為法團，此公司是一間
(Chapter 622 of the Laws of Hong Kong), and that this company is

有限公司。
a limited company.

本證明書於二Ｏ一六年一月十三日發出。
Issued on 13 January 2016 .

香港特別行政區公司註冊處處長鍾麗玲
Ms Ada L L CHUNG
Registrar of Companies
Hong Kong Special Administrative Region

註 Note：
公司名稱獲公司註冊處註冊，並不表示獲授予該公司名稱或其任何部分的商標權或任何其他知識產權。
Registration of a company name with the Companies Registry does not confer any trade mark rights or any other intellectual property rights in respect of the company name or any part thereof.

GGG Chi-X Global Technology (Hong Kong) Limited

MEMORANDUM

(Adopted by Special Resolution passed on 13th February, 2008)

AND

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on 13th February, 2008 and amended by Special Resolution passed on 25th April, 2016)

OF

CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

Incorporated on the 3rd day of February, 1999

Re-printed by
ROBERTSONS
Solicitors & Notaries
HKSAR

Company No.: 666704

THE COMPANIES ORDINANCE (CHAPTER 622)

SPECIAL RESOLUTION
of
Chi-X Global Technology (HK) Limited (the "**Company**")

Passed on the 25th day of April 2016

By a written resolution signed by the sole shareholder of the Company pursuant to the Articles of Association of the Company, the following Special Resolution was duly passed :-

THAT the Articles of Association of the Company be amended as follows:

(a) By inserting after Article (30), as a new Article (30A), the following:

"Notwithstanding anything contained in these Articles to the contrary, the Company shall not be entitled to exercise any lien provided for in these Articles in respect of any share that has been mortgaged or otherwise provided as security to any person."

(b) By inserting under Article (38), as a new Article (38(d)), the following:

"Notwithstanding anything contained in these articles to the contrary, the directors shall not decline or refuse to register any transfer of shares, nor may the directors suspend registration of any transfer of shares, where such transfer (i) is executed pursuant to any deed, agreement or other document (each a "**share security document**") under which such shares have been mortgaged, charged or otherwise provided as security in favour of any person, whether such person is acting as trustee or agent and/or holds such security for itself (a "**security holder**"), or (ii) is by or to a security holder or any agent, trustee or nominee of such a security holder, or (iii) is to any third party purchasing such shares in relation to an enforcement of such share security document. In these circumstances, the directors must register the transferee as a member of the Company. A certificate of any officer of such a security holder certifying that the relevant shares were mortgaged, charged or otherwise provided as security and that the transfer was so executed shall be, and the directors may rely on such a certificate as, conclusive evidence of such facts."

Sole Member
For and on behalf of
CHI-X ASIA PACIFIC HOLDINGS LIMITED

(Sd.)

Name: Todd Michael Freebern
Title: Director

main\lycheu\15758978_1.docx

No. 666704
編號

CERTIFICATE OF CHANGE OF NAME
公 司 更 改 名 稱 證 書

* * *

I hereby certify that
本 人 謹 此 證 明

CICADA LIMITED

having by special resolution changed its name, is now incorporated under
經 通 過 特 別 決 議 ， 已 將 其 名 稱 更 改 ，該 公 司 現 根 據

the Companies Ordinance (Chapter 32) in the name of
《 公 司 條 例 》(第 32 章) 註 冊 的 名 稱 為

CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

Issued on 16 March 2009 **.**
本 證 書 於 二 Ｏ Ｏ 九 年 三 月 十 六 日 發 出 。

Ms. Fanny Wing-chi LAM
....
for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
(林詠芝 代行)

Note 註：
Registration of a company name with the Companies Registry does not confer any trade mark rights or any other intellectual property rights in respect of the company name or any part thereof.
公司名稱獲公司註冊處註冊，並不表示獲授予該公司名稱或其任何部分的商標權或任何其他知識產權。

CICADA LIMITED

RESOLUTION OF ALL THE SOLE SHAREHOLDER IN WRITING MADE PURSUANT TO ARTICLE NO.65(b) OF THE COMPANY'S ARTICLES OF ASSOCIATION

CHANGE OF COMPANY NAME

It is unanimously resolved that the following resolution be passed as a Special Resolution:

"THAT the name of the Company be changed from 'CICADA LIMITED' to 'CHI-X GLOBAL TECHNOLOGY (HK) LIMITED'."

Date: 4 March 2009

(Sd.) By Director

____

Cicada Limited
A CAYMAN ISLANDS COMPANY

CICADA LIMITED
(the “Company”)

(incorporated in Hong Kong with limited liability)

Written Resolution of All Shareholders of the Company dated 13 February 2008

---

1. **ADOPTION OF NEW MEMORANDUM OF AND ARTICLES OF ASSOCIATION**

It was resolved that the following resolution be passed as:-

Special Resolution

“THAT the Memorandum of and Articles of Association attached as Appendix A be adopted to replace the existing Memorandum of and Articles of Association with immediate effect.”

(Sd.) By Director

____

Cicada Limited

(Sd.)

____

SMITH Gregory Edward



No. 666704
編號

COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第32章
公司條例

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME
公司更改名稱
註冊證書

* * *

I hereby certify that
本人謹此證明

SANDSTONE INVESTMENTS LIMITED
勝東投資有限公司

having by special resolution changed its name, is now incorporated under
經通過特別決議，已將其名稱更改，該公司的註冊名

the name of
稱現為

CICADA LIMITED

Issued by the undersigned on 10 March 1999.
本證書於一九九九年三月十日簽發。

MISS R. CHEUNG
for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
(公司註冊主任 張潔心 代行)

C.R.F. 11 (99)

Company no: 666704

COMPANIES ORDINANCE
(Chapter 32)

SPECIAL RESOLUTION

OF

SANDSTONE INVESTMENTS LIMITED

勝東投資有限公司

Passed on 1st March, 1999

By a written resolution signed by all the shareholders of the Company on 1st March, 1999, the following resolution was duly passed as Special Resolution:-

THAT the name of the Company be changed to:-

CICADA LIMITED

For and on behalf of
HARFIELD LIMITED

(Sd.)
....
Authorized Signature(s)

Harefield Limited

For and on behalf of
FERNSIDE LIMITED

(Sd.)
....
Authorized Signature(s)

Fernside Limited



No. 666704
編號

COMPANIES ORDINANCE
(CHAPTER 32)
香 港 法 例 第 32 章
公 司 條 例

CERTIFICATE OF INCORPORATION
公 司 註 冊 證 書

* * *

I hereby certify that
本 人 謹 此 證 明

SANDSTONE INVESTMENTS LIMITED
勝東投資有限公司

is this day incorporated in Hong Kong under the Companies Ordinance,
於 本 日 在 香 港 依 據 公 司 條 例 註 冊 成 為

and that this company is limited.
有 限 公 司 。

Issued by the undersigned on 3 February 1999.
本 證 書 於 一 九 九 九 年 二 月 三 日 簽 發 。

MISS R. CHEUNG

for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
（公司註冊主任 張潔心 代行）

THE COMPANIES ORDINANCE (Cap. 32)

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

*CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

1. *The name of the Company is CICADA LIMITED.

2. The Registered Office of the Company will be situated in Hong Kong.

3. The Company has the capacity and the rights, powers and privileges of a natural person and the objects for which the Company is established are unrestricted and shall include, but without limitation, the following:-

   (1) To purchase or otherwise acquire and undertake the whole or any part of the business, goodwill, assets and liabilities of any person, firm or company; to acquire an interest in, amalgamate with or enter into partnership, joint venture or profit-sharing arrangements with any person, firm or company, to promote, sponsor, establish, constitute, form, participate in, organise, manage, supervise and control any corporation, company, syndicate, fund, trust, business or institution.

   (2) To import, export, buy, sell (wholesale and retail), exchange, barter, let on hire, distribute and otherwise deal in and turn to account goods, materials, commodities, produce and merchandise generally in their prepared, manufactured, semi-manufactured and raw state.

   (3) To purchase or otherwise acquire and hold, in any manner and upon any terms, and to underwrite and deal in shares, stocks, debentures, debenture stock, annuities and foreign exchange, foreign currency deposits and commodities, and from time to time to vary any of the same, and to exercise and enforce all rights and powers incidental to the Company's interest therein, and to carry on business as an investment trust, and to invest or deal with the monies of the Company not immediately required for its operations in such manner as the Company may think fit.

   (4) To enter into, carry on and participate in financial transactions and operations of all kinds.

   (5) To manufacture, construct, assemble, design, repair, refine, develop, alter, convert, refit, prepare, treat, render marketable, process and otherwise produce materials, fuels, chemicals, substances and industrial, commercial and consumer products of all kinds.

   (6) To carry on business as insurance brokers and agents, and underwriting agents in all classes of insurance and as insurance advisers and consultants, pensions and investment advisers, consultant assessors, average adjusters and mortgage brokers; to carry on the business of an insurance and guarantee company in all its branches.

* The name of the Company was changed from Sandstone Investments Limited 勝東投資有限公司 to Cicada Limited on 10th March, 1999 and changed to Chi-X Global Technology (HK) Limited on 16th March, 2009.

(7) To apply for, register, purchase or otherwise acquire and protect, prolong, and renew, in any part of the world, any intellectual and industrial property and technology of whatsoever kind or nature and licences, protections and concessions therefor, and to use, turn to account, develop, manufacture, experiment upon, test, improve and licence the same.

(8) To purchase or otherwise acquire and to hold, own, licence, maintain, work, exploit, farm, cultivate, use, develop, improve, sell, let, surrender, exchange, hire, convey or otherwise deal in lands, mines, natural resources, and mineral, timber and water rights, wheresoever situate, and any interest, estate and rights in any real, personal or mixed property and any franchises, rights, licences or privileges, and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom.

(9) To improve, manage, develop, sell, let, exchange, invest, reinvest, settle, grant licences, easements, options, servitudes and other rights over, or otherwise deal with all or any part of the Company's property, undertaking and assets (present and future) including uncalled capital, and any of the Company's rights, interests and privileges.

(10) To acquire, sell, own lease, let out on hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise undertake and deal in engineering and construction works, buildings, projects, offices and structures of all kinds.

(11) To carry on business as consulting engineers in all fields including without limitation civil, mechanical, chemical, structural, marine, mining, industrial, aeronautical, electronic and electrical engineering, and to provide architectural, design and other consultancy services of all kinds.

(12) To purchase or otherwise acquire, take in exchange, charter, hire, build, construct, own, work, manage, operate and otherwise deal with any ship, boat, barge or other waterborne vessel, hovercraft, balloon, aircraft, helicopter or other flying machine, coach, wagon, carriage (however powered) or other vehicle, or any share or interest therein.

(13) To establish, maintain, and operate sea, air, inland waterway and land transport enterprises (public and private) and all ancillary services.

(14) To carry on the business of advisers, consultants, researchers, analysts and brokers of whatsoever kind or nature in all branches of trade, commerce, industry and finance.

(15) To provide or procure the provision of every and any service or facility required by any person, firm or company.

(16) To provide agency, corporate, office, business and management consultancy services, and to act as consultants, analysts and advisors to any person, firm or company or any business, governmental or other undertaking in respect of management, administration, manufacture, marketing, sales, distribution, finance, costing, design, research, industrial relations and otherwise howsoever and to act as nominee, custodian, director, secretary, registrar, book-keeper, manager, broker, agent or trustee, and to administer the estates of deceased persons and undertake and execute any trust in accordance with the terms of the deed or other instrument or law creating such trust.

(17) To carry on all or any of the businesses of shippers and ship owners, ship and boat builders, charterers, shipping and forwarding agents, ship managers, wharfingers, lightermen, stevedores, packers, storers, fishermen and trawlers.

(18) To carry on all or any of the businesses of hoteliers and restaurateurs and sponsors, managers and licencees of all kinds of sporting, competitive, social and leisure activities and of clubs, associations and social gatherings of all kinds and purposes.

(19) To carry on business as auctioneers, appraisers, valuers, surveyors, land and estate agents.

(20) To carry on business as farmers, graziers, dealers in and breeders of livestock, horticulturists and market gardeners.

(21) To carry on all or any of the businesses of printers, publishers, designers, draughtsmen, journalists, press and literary agents, tourist and travel agents, advertisers, advertising and marketing agents and contractors, personal and promotional representatives, artists, sculptors, decorators, illustrators, photographers, film makers, producers and distributors, publicity agents and display specialists.

(22) To establish and carry on institutions of education, instruction or research and to provide for the giving and holding of lectures, scholarships, awards, exhibitions, classes and meetings for the promotion and advancement of education or the dissemination of knowledge generally.

(23) To design, invent, develop, modify, adapt, alter, improve and apply any object, article, device, appliance, utensil or product for any use or purpose whatsoever.

(24) To develop, acquire, store, licence, apply, assign, exploit all and any forms of computer and other electronic software, programs and applications and information, databases and reference material and computer, digital and other electronic recording, retrieval, processing and storage media of whatsoever kind and nature.

(25) To engage in the provision or processing of communications and telecommunications services, information retrieval and delivery, electronic message, electronic commerce, internet and database services.

(26) To carry on business as jewellers, goldsmiths, silversmiths and bullion dealers and to import, export, buy, sell and deal in (wholesale and retail) jewellery, gold, silver and bullion, gold and silver plate, articles of value, objects of art and such other articles and goods as the Company thinks fit, and to establish factories for culturing, processing and manufacturing goods for the above business.

(27) To carry on any other business or activity and do any act or thing which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with any of the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company's property or assets or otherwise to advance the interests of the Company or its Members.

(28) To enter into any commercial or other arrangements with any government, authority, corporation, company or person and to obtain or enter into any legislation, orders, charters, contracts, decrees, rights, privileges, licences, franchises, permits and concessions for any purpose and to carry out, exercise and comply with the same and to make, execute, enter into, commence, carry on, prosecute and defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements, and schemes and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company.

(29) To take out insurance in respect of any and all insurable risks which may affect the Company or any other company or person and to effect insurance (and to pay the premiums therefor) in respect of the life of any person and to effect re-insurance and

counter-insurance, but no business amounting to fire, life or marine insurance business may be undertaken.

(30) To lend and advance money and grant and provide credit and financial or other accommodation to any person, firm or company.

(31) To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Company thinks fit charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

(32) To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights (present and future) and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any monies whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 2 of the Companies Ordinance (Cap. 32)) of the Company or of the Company's holding company or is otherwise associated with the Company in its business, and to act as agents for the collection, receipt or payment of money, and to enter into any contract of indemnity or suretyship (but not in respect of fire, life and marine insurance business).

(33) To draw, make, accept, endorse, negotiate, discount, execute, issue, purchase or otherwise acquire, exchange, surrender, convert, make advances upon, hold, charge, sell and otherwise deal in bills of exchange, cheques, promissory notes, and other negotiable instruments and bills of lading, warrants, and other instruments relating to goods.

(34) To give any remuneration or other compensation or reward (in cash or securities or in any other manner the Directors may think fit) to any person for services rendered or to be rendered in the conduct or course of the Company's business or in placing or procuring subscriptions of or otherwise assisting in the issue of any securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested in or about the formation or promotion of the Company or any other company as aforesaid.

(35) To grant or procure pensions, allowances, gratuities and other payments and benefits of whatsoever nature to or for any person and to make payments towards insurances or other arrangements likely to benefit any person or advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(36) To pay all expenses preliminary or incidental to the formation and promotion of the Company or any other company and the conduct of the business of the Company or any other company.

(37) To procure the Company to be registered or recognised in any territory.

(38) To cease carrying on and wind up any business or activity of the Company, and to cancel any registration of and to wind up and procure the dissolution of the Company in any territory.

(39) To distribute any part of the undertaking, property and assets of the Company among its creditors and Members in specie or in kind but so that no distribution amounting to a reduction of capital may be made without the sanction (if any) for the time being required by law.

(40) To appoint agents, experts and attorneys to do any and all of the above matters and things on behalf of the Company or any thing or matter for which the Company act as agent or in any other way whatsoever interested or concerned in any part of the world.

(41) To do all and any of the above matters or things in any part of the world and either as principal, agent, contractor, trustee, or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others, and generally upon such terms and in such manner and for such consideration and security (if any) as the Company shall think fit including the issue and allotment of securities of the Company in payment or part payment for any property acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(42) To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that the word "company" in this clause shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Hong Kong or elsewhere and the intention is that the objects specified in each paragraph of this Clause shall, except where otherwise expressed in such paragraph, be independent main objects and shall be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. The Capital of the Company is HK$10,000.00 divided into 10,000 shares of HK$1.00 each and the Company shall have power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified, or other special rights, privileges, restrictions or conditions.

We, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names: -

Names, Addresses and Descriptions of Subscribers	Number of Shares Taken by each Subscriber
For and on behalf of HAREFIELD LIMITED (Sd.) CHAN SHUK YI .... CHAN SHUK YI, Authorised Representative Offshore Group Chambers, P.O. Box CB-12751, Nassau, New Providence, Bahamas Corporation	ONE
For and on behalf of FERNSIDE LIMITED (Sd.) CHAN SHUK YI .... CHAN SHUK YI, Authorised Representative Offshore Group Chambers, P.O. Box CB-12751, Nassau, New Providence, Bahamas Corporation	ONE
Total Number of Shares Taken	TWO

DATED 25th January 1999

WITNESS to the above signatures:-

(Sd.) FANDY TSOI
9/F Ruttonjee House
11 Duddell Street
Central
Hong Kong

Production Supervisor

THE COMPANIES ORDINANCE (Cap. 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

*CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

PRELIMINARY

1. The regulations in Table A in the First Schedule to the Ordinance shall not apply to the Company.

INTERPRETATION

2. (a) In these Articles, save where the context otherwise requires:-

"the Company" means the above named Company;

"the Ordinance" means the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), and includes every other Ordinance incorporated therewith or substituted therefor; and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance;

"the Board" and "the Directors" means the Directors for the time being of the Company or the Director present at a duly convened meeting of Directors at which a quorum is present;

"Dividend" includes bonuses, distributions in specie and in kind, capital distributions and capitalisation issues;

"month" means calendar month;

"the Office" means the registered office of the Company for the time being;

"paid up" includes credited as paid up;

"the Register" means the register of members of the Company kept pursuant to the Ordinance and includes any branch register kept pursuant to the Ordinance;

"the Secretary" means the secretary for the time being of the Company;

"the Seal" means the common seal of the Company or any official seal that the Company may have as permitted by the Ordinance;

"these Articles" means the Articles of Association in their present form or as altered from time to time;

* The name of the Company was changed from Sandstone Investments Limited 勝東投資有限公司 to Cicada Limited on 10th March, 1999 and changed to Chi-X Global Technology (HK) Limited on 16th March, 2009.

"in writing" and "written" — includes cable, telex, facsimile messages, electronic messages and any mode of reproducing words in a legible and non-transitory form.

(b) In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and vice versa, and words importing any gender shall include all genders and vice versa.

(c) Subject as aforesaid, any words defined in the Ordinance or any statutory modification thereof in force at the date at which these Articles become binding on the Company shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(d) The headings are inserted for convenience only and shall not affect the construction of these Articles.

PRIVATE COMPANY

3. The Company is a private company, and accordingly:-

(a) any invitation to the public to subscribe for any shares or debentures of the Company is prohibited;

(b) the number of the members of the Company (not including persons who are in the employment of the Company, and persons who, having been formerly in the employment of the Company, were, while in such employment, and have continued after the determination of such employment to be, members of the Company) shall be limited to 50 PROVIDED that where two or more persons hold one or more shares in the Company jointly they shall, for the purposes of this Article, be treated as a single member;

(c) the right to transfer the shares of the Company shall be restricted in manner hereinafter prescribed; and

(d) the Company shall not have power to issue share warrants to bearer.

THE OFFICE

4. The Office shall be at such place in Hong Kong as the Directors or Secretary shall from time to time appoint.

SHARES

5. (a) Subject to the provisions of section 57B of the Ordinance, and save as provided by contract or these Articles to the contrary, all unissued shares shall be at the disposal of the Directors who may allot, grant options over, or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions as they think proper, but so that no shares of any class shall be issued at a discount except in accordance with section 50 of the Ordinance.

(b) The Company may give such financial assistance for purposes of acquiring shares in the Company as is not prohibited by the Ordinance.

(c) The Directors are authorised to make statements or take such other steps as may be required by the Ordinance in relation to the giving of financial assistance to acquire shares in the Company.

6. The Company may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls.

7. If by the conditions of allotment of any shares the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being is the registered holder of the shares, or his legal personal representative.

8. (a) Subject to sections 49 to 49S of the Ordinance, the Company may issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or the shareholder. The redemption of shares may be effected upon such terms and in such manner as the Company before or upon issue of the shares shall by ordinary resolution determine.

(b) Subject to sections 49 to 49S of the Ordinance, the Company may purchase its own shares (including redeemable shares) and without prejudice to the generality of the foregoing the Company may purchase its own shares (including any redeemable shares) in order to:-

(i) settle or compromise a debt or claim;

(ii) eliminate a fractional share or fractional entitlement;

(iii) fulfil an agreement in which the Company has an option or is obliged to purchase shares under an employee share scheme which had previously been approved by the Company in general meeting; and

(iv) comply with an order of court under section 8(4), 47G(6), or 168A(2) of the Ordinance.

(c) Subject to sections 49I to 49O of the Ordinance, the Company may make a payment in respect of the redemption or purchase under section 49A or (as the case may be) section 49B of its own shares otherwise than out of its distributable profits or the proceeds of a fresh issue of shares.

(d) For the purposes of Article 8(c), the Directors are authorised to make statements or take such other steps as may be required by the Ordinance in relation to the redemption or purchase by the Company of its own shares out of capital.

9. Subject to the provisions of these Articles, the Company shall not, except as required by law, be bound by or required in any way to recognise any contingent, future, partial or equitable interest in any share or in any fractional part of a share, or any other right in respect of any share, or any other claim to or in respect of any such share on the part of any person (even when having notice thereof) except an absolute right to the entirety thereof in the registered holder.

10. The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance.

11. No person shall become a member until his name shall have been entered into the Register.

JOINT HOLDERS OF SHARES

12. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with benefit of survivorship, subject to the following provisions:-

(a) the Company shall not be bound to register more than three persons as the holders of any shares except in the case of the legal personal representative of a deceased member;

(b) the joint holders of any shares shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such shares;

(c) on the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit;

(d) any one of such joint holders may give effectual receipts for any dividend, return of capital or other payment in the share; and

(e) the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, and to attend and vote at general meetings of the Company, and any notice given to such person shall be deemed notice to all the joint holders; but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, and if more than one of such joint holders be present at any meeting personally or by proxy that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof.

SHARE CERTIFICATES

13. Every member shall, without payment, be entitled to receive within two months after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue may provide, a certificate for all his shares of any particular class, or several certificates, each for one or more of his shares, upon payment of such fee, not exceeding two dollars for every certificate after the first, as the Directors shall from time to time determine, provided that in the event of a member transferring part of the shares represented by a certificate in his name a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of joint holders, the Company shall not be bound to issue more than one certificate for all the shares of any particular class registered in their joint names.

14. Every share certificate shall be issued under the Seal and shall specify the number and class of shares, and, if required, the distinctive numbers thereof comprised therein, the amount paid up thereon and, if appropriate, whether such shares carry no voting rights. No certificate shall be issued in respect of more than one class of shares. If there shall be more than one class of shares then each certificate of every class shall state thereon that the share capital is divided into different classes and the nominal value of the voting rights attaching to each class.

15. If any share certificate shall be worn out, defaced, destroyed or lost, it may be renewed on such evidence being produced as the Directors shall require, and in case of wearing out or defacement, on delivery up of the old certificate, and in case of destruction or loss, on the execution of such indemnity (if any), as the Directors may from time to time require. In case of destruction or loss, the person to whom such renewed certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

CALLS ON SHARES

16. (a) The Directors may from time to time make calls upon the members in respect of all monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.

(b) Each member shall, subject to receiving at least fourteen days notice specifying the time or times and place for payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the members shall not invalidate the call.

17. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A call may be revoked, varied or postponed as the Directors may determine.

18. If any part of a sum called in respect of any shares or any instalment of a call be not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall be liable to pay interest on the outstanding part thereof at such rate as the Directors shall determine from the day appointed for the payment of such call or instalment to the time of discharge thereof in full; but the Directors may, if they shall think fit, waive the payment of such interest or any part thereof.

19. If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of the issue the same becomes payable; and all the provisions thereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof.

20. The Directors may, if they shall think fit, receive from any member willing to advance the same all or any part of the monies uncalled and unpaid upon any shares held by him; and upon all or any of the monies so paid in advance the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate as may be agreed upon between the member paying the monies in advance and the Directors. The Directors may also at any time repay the amount so advanced upon giving to such member one month's notice in writing.

21. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the Minute Book; and that notice of such call was duly given to the member sued in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

22. No member shall, unless the Directors otherwise determine, be entitled to receive any dividend, or, subject to the Ordinance, to receive notice of or to be present or vote at any general meeting, either personally or (save as proxy for another member) by proxy, or to exercise any privileges as a member, or be reckoned in a quorum, until he shall have paid all calls or other sums for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE

23. If any member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring him to pay so much of the call or instalment as is unpaid together with interest accrued and any expenses incurred by reason of such non-payment.

24. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which such call or instalment or part thereof and all interest accrued and expenses

incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call or instalment is payable will be liable to be forfeited.

25. If the requirements of any such notice as aforesaid be not complied with, any shares in respect of which such notice has been given may, at any time thereafter before the payment required by the notice had been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends declared in respect of the shares so forfeited but not actually paid before such forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such case references in these Articles to forfeiture shall include surrender.

26. Any shares so forfeited shall be deemed for the purposes of this Article to be the property of the Company, and may be sold, re-allotted or otherwise disposed of either subject to or discharged from all calls made or instalments due prior to the forfeiture, to any person, upon such terms and in such manner and at such time or times as the Directors think fit. For the purpose of giving effect to any such sale or other disposition the Directors may authorise some person to transfer the shares so sold or otherwise disposed of to the purchaser thereof or any other person becoming entitled thereto.

27. The Directors may, at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit.

28. Any person whose shares have been forfeited shall thereupon cease to be the holder of any such shares but shall notwithstanding be and remain liable to pay to the Company all calls, instalments, interest and expenses owing upon or in respect of such shares at the time of the forfeiture together with interest thereon from the time of forfeiture until payment at such rate as the Directors shall think fit and without any deduction or allowance for the value of the shares at the time of forfeiture, and the Directors may enforce the payment of such monies or any part thereof and may waive payment of such interest wholly or in part.

29. When any shares have been forfeited an entry shall be made in the Register recording the forfeiture and the date thereof, and so soon as the shares so forfeited have been sold or otherwise disposed of an entry shall also be made of the manner and date of the sale or disposal thereof.

LIEN

30. The Company shall have a first and paramount lien on every share for all monies outstanding in respect of such share, whether presently payable or not, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the same shall have fallen due for payment or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member or not. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

30A. Notwithstanding anything contained in these Articles to the contrary, the Company shall not be entitled to exercise any lien provided for in these Articles in respect of any share that has been mortgaged or otherwise provided as security to any person.

31. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is

presently payable, nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding up or otherwise by operation of law or court order.

32. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien existed so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Directors may authorise some person to transfer the shares so sold to the purchaser thereof.

33. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the shares certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, reallotment or disposal of the share.

TRANSFER OF SHARES

34. The instrument of transfer of any shares in the Company shall be in writing and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof.

35. Every instrument of transfer shall be lodged at the Office for registration accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require in relation thereto. All instruments of transfer which shall be registered shall be retained by the Company but, save where fraud is suspected, any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same.

36. There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or the making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe.

37. The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares provided always that such registration shall not be suspended for more than 30 days in any year.

38. (a) The Directors may at any time in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share whether or not it is a fully paid share.

(b) The Directors may also decline to register any transfer unless:-

(i) the instrument of transfer is in respect of only one class of shares;

(ii) in the case of a transfer to joint holders; the number of joint holders to whom the shares are to be transferred does not exceed three; and

(iii) the shares concerned are free of any lien in favour of the Company.

(c) If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

(d) Notwithstanding anything contained in these articles to the contrary, the directors shall not decline or refuse to register any transfer of shares, nor may the directors suspend registration of any transfer of shares, where such transfer (i) is executed pursuant to any deed, agreement or other document (each a "**share security document**") under which such shares have been mortgaged, charged or otherwise provided as security in favour of any person, whether such person is acting as trustee or agent and/or holds such security for itself (a "**security holder**"), or (ii) is by or to a security holder or any agent, trustee or nominee of such a security holder, or (iii) is to any third party purchasing such shares in relation to an enforcement of such share security document. In these circumstances, the directors must register the transferee as a member of the Company. A certificate of any officer of such a security holder certifying that the relevant shares were mortgaged, charged or otherwise provided as security and that the transfer was so executed shall be, and the directors may rely on such a certificate as, conclusive evidence of such facts.

TRANSMISSION OF SHARES

39. In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

40. (a) Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and, subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

(b) If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall execute a transfer of the share in favour of that person. All the limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by the member.

41. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company:-

PROVIDED always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days the Directors may thereafter withhold payment of all dividends or other monies payable in respect of the share until the requirements of the notice have been complied with.

42. Any person to whom the right to any shares in the Company has been transmitted by operation of law shall, if the Directors refuse to register the transfer, be entitled to call on the Directors to furnish within 28 days a statement of the reasons for the refusal.

STOCK

43. The Company may from time to time by ordinary resolution convert any fully paid up shares into stock and may reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid up and rank pari passu in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

44. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution of the Company, exceed the nominal amount of each of the shares from which the stock arose.

45. The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, voting at general meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends and profits of the Company and in assets on a reduction of capital or a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right.

46. Such of these Articles as are applicable to fully paid up shares shall apply *mutatis mutandis* to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

INCREASE OF CAPITAL

47. The Company may, from time to time, by ordinary resolution increase its authorised capital by such sum divided into shares of such amounts as the resolution shall prescribe.

48. Without prejudice to any special rights, privileges or restrictions for the time being attaching to any class of shares then existing in the capital of the Company, any new shares created pursuant to Article 47 may be issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto as the general meeting resolving upon the creation thereof shall direct or, if no such direction be given, as the Directors shall determine, and in particular such shares may be issued with a preferential, qualified or deferred right to dividends and in the distribution of assets of the Company, and with a special, or without any, right of voting.

49. The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, and either at par or at a premium or (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares in the capital of the Company in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares.

50. Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles all new shares created pursuant to Article 47 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer,

transmission, forfeiture, lien and otherwise as the shares in the capital of the Company existing at the date of creation of such new shares.

ALTERATIONS OF SHARE CAPITAL

51. The Company may by ordinary resolution:-

(a) subdivide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares;

(b) consolidate and divide its capital or any part thereof into shares of larger amount than its existing shares; or

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised capital by the amount of the shares so cancelled.

52. The Company may by special resolution reduce its share capital and any capital redemption reserve fund or any share premium account in any manner allowed by law.

53. Where any difficulty arises in regard to any consolidation and division under paragraph (b) of Article 51, the Directors may settle the same as they think expedient and in particular may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

MODIFICATION OF RIGHTS

54. (a) All or any of the rights attached to any class of shares in the Capital of the Company for the time being may, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class, and all the provisions contained in these Articles relating to general meetings shall *mutatis mutandis* apply to every such meeting, but so that the quorum thereof shall be not less than two persons personally present and holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of the class present in person or by proxy may demand a poll, and that each holder of shares of the class present in person or by proxy shall on a poll be entitled to one vote for each share of the class held by him, and if at any adjourned meeting of such holders such quorum as aforesaid is not present, any two holders of shares of the class who are personally present in person or by proxy shall be a quorum. If the Company has only one member, one member present in person or by proxy shall be a quorum for all purposes.

(b) The foregoing provisions of this Article shall apply to the variation or abrogation of the rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class, the rights whereof are to be varied.

55. The special rights conferred upon the holders of any shares or such class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

GENERAL MEETINGS

56. (a) The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notices calling it, and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next, PROVIDED that so long as the Company holds its first annual general meeting within eighteen months of its incorporation, it need not hold it in the year of its incorporation or in the following year. The annual general meeting shall be held at such time and place as the Directors shall appoint.

(b) All other general meetings shall be called extraordinary general meetings.

57. The Directors may, whenever they think fit, and shall, on requisition by Members in accordance with the Ordinance, proceed to convene an extraordinary general meeting. The provisions of the Ordinance shall apply to any requisition and to any failure by the Directors to convene an extraordinary general meeting when so requisitioned.

NOTICE OF GENERAL MEETINGS

58. An annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by fourteen days notice in writing at the least. The notice shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under the Articles of the Company, entitled to receive such notices from the Company:-

PROVIDED that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed:-

(a) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

59. The accidental omission to give notice of a meeting or (in cases where an instrument of proxy is sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

60. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:-

(a) the declaration and sanction of dividends;

(b) the consideration of the accounts and balance sheets and the reports of the Directors and other documents required to be annexed to the accounts;

(c) the election of Directors in place of those retiring (if any); and

(d) the appointment of the Auditors of the Company and the fixing of, or the determination of the method of fixing, the remuneration of the Auditors.

61. (a) No business, save the election of a Chairman of the meeting, shall be transacted at any general meeting, unless a quorum is present when the meeting proceeds to business. Two members present in person or by proxy and holding between them at least 51 per centum in nominal value of the issued shares of the Company for the time being shall be a quorum for all purposes. If the Company has only one member, one member present in person or by proxy shall be a quorum for all purposes.

(b) A meeting of the members or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or video conferencing) which permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

62. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as Chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present, or if each of the Directors present declines to act as Chairman, the persons present and entitled to vote shall elect one of their number to be Chairman of the meeting.

63. If within fifteen minutes from the time appointed for the meeting a quorum be not present, the meeting, if convened upon a requisition as specified in Article 57, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the Chairman of the meeting may determine. If at such adjourned meeting a quorum be not present within fifteen minutes from the time appointed for the meeting, the members present in person or by proxy shall be a quorum.

64. The Chairman of any general meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place or *sine die*; but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place, unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for 30 days or more, or *sine die*, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned *sine die* the time and place for the adjourned meeting shall be fixed by the Directors.

65. (a) Subject to the provisions of the Ordinance, a resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing

sent by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, and each such document shall be certified by the Secretary to contain the correct version of the proposed resolution.

(b) Where the Company has only one member and that member takes any decision that may be taken by the Company in general meeting and that has effect as if agreed by the Company in general meeting, unless that decision is taken by way of a written resolution agreed in accordance with section 116B of the Ordinance, a written record of that decision shall be sufficient evidence of the decision having been taken by the member. The member shall provide the Company with such written record of the decision within 7 days after the decision is made provided that failure by the member to provide the written record within such time limit shall not affect the validity of any decision concerned.

VOTING

66. (a) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is demanded by:-

(i) the Chairman of the meeting; or

(ii) at least two members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(b) Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive evidence of the fact without proof of the number of the votes recorded for or against such resolution.

67. A demand for a poll may be withdrawn only with the approval of the meeting. If a poll be directed or demanded in the manner above mentioned it shall (subject to the provisions of Article 69 hereof) be taken at such time (being not later than seven days after the date of the demand) and in such manner as the Chairman of the meeting may appoint. No notice need be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

68. In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman of the meeting shall be entitled to a second or casting vote.

69. A poll demanded upon the election of a Chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

70. (a) No objection shall be made to the validity of any vote except at a meeting or poll at which such vote shall be tendered and every vote whether given personally or by proxy not

disallowed at such meeting or poll shall be deemed valid for all purposes whatsoever of such meeting or poll.

(b) In case of any dispute as to voting the Chairman shall determine the same, and such determination shall be final and conclusive.

71. Subject to any special rights or restrictions for the time being attaching to any special class of shares in the capital of the Company, on a show of hands every member who is present in person or by proxy or by attorney shall be entitled to one vote only, and, in the case of a poll, every member present in person or by proxy or by attorney shall be entitled to one vote for each share held by him.

72. On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

73. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may, on a poll, vote by proxy. If any member be a minor, he may vote by his guardian or one of his guardians who may give their votes personally or by proxy.

PROXIES

74. (a) A proxy need not be a member of the Company.

(b) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept, and shall be deemed, save where the contrary appears on the face of the instrument of proxy, to confer authority to demand or concur in demanding a poll and to include power to act generally at the meeting for the person giving the proxy and any adjournment thereof, and either to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit. No instrument appointing a proxy shall be valid except for the meeting mentioned therein and any adjournment thereof.

75. The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney in writing or, if such appointor be a corporation, under its common seal or signed by such officer, attorney or other person duly authorised in that behalf.

76. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office at least 48 hours before the time fixed for holding the meeting at which the person named in such instrument proposes to vote or, in the case of a poll, not less than 24 hours before the time appointed for taking the poll; otherwise the person so named shall not be entitled to vote in respect thereof except with the approval of the Chairman of the meeting.

77. Any member may by power of attorney appoint any person to be his attorney for the purpose of voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be deposited at the Office at least 48 hours before being acted upon.

78. (a) An instrument of proxy may be revoked by forwarding to the Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy.

(b) A vote given in accordance with the terms of an instrument of proxy or power of attorney shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney, or transfer of the shares in respect of which the vote is given, provided that no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office 24 hours at least before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is to be used.

CORPORATIONS ACTING BY REPRESENTATIVES

79. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

DIRECTORS

80. The first Directors shall be appointed in writing by the subscribers to the Memorandum of Association of the Company or by the Company in general meeting.

81. (a) Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall not be less than one in number, and there shall be no maximum number of Directors.

(b) Where the Company has only one member and that member is the sole Director of the Company, the Company may in general meeting, notwithstanding anything in these Articles, nominate a person (other than a body corporate) who has attained the age of 18 years as a reserve director of the Company to act in the place of the sole Director in the event of his death.

(c) The nomination of a person as a reserve director of the Company ceases to be valid if before the death of the Director in respect of whom he was nominated he resigns as reserve director in accordance with section 157D of the Ordinance or the Company in general meeting revokes the nomination or the Director in respect of whom he was nominated ceases to be the sole member and sole Director of the Company for any reason other than the death of that Director.

82. A Director need not hold any shares in the Company. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

DIRECTORS' REMUNERATION

83. The remuneration of the Directors shall from time to time be determined by the Company in general meeting. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

POWERS OF DIRECTORS

84. Subject to the provisions of the Ordinance, the memorandum and articles and to any directions given by special resolution, the business and affairs of the Company shall be managed by the Directors, who may exercise all the powers of the Company. No alteration of the memorandum or articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given

by this regulation shall not be limited by any special power given to the directors by the articles, and a meeting of the Directors at which a quorum is present may exercise all powers exercisable by the directors.

85. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment and delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

86. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

87. Subject to and to the extent permitted by the Ordinance, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a Branch Register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such Branch Register.

88. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

89. The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures including, subject to section 57B of the Ordinance, convertible debentures and convertible debenture stock, and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

APPOINTMENT AND REMOVAL OF DIRECTORS

90. The Company may by ordinary resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution, appoint another person in his stead.

91. The Company may, without prejudice to the powers of the Directors under Article 92, from time to time, by ordinary resolution appoint new Directors either to fill a casual vacancy or as an addition to the existing Directors, and change any minimum or maximum number of Directors specified in Article 81, or prescribe such minimum or maximum if there be none so specified.

92. The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board.

93. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose. If there shall be no Directors able or willing to act, then any member may summon a general meeting for the purpose of appointing Directors.

ALTERNATE DIRECTORS

94. Each Director may by written notification to the Company nominate any other person to act as alternate Director in his place and, at his discretion, in similar manner remove such alternate Director. A Director may appoint two or more persons in the alternative to act as Alternate Director and in the event of any dispute as to who is to represent the Director as his Alternate the first named of such alternative persons shall be the only person recognised as the Alternate Director and shall in any case, if in Hong Kong, be the only person entitled to receive notice of Directors' meetings in the absence from Hong Kong of his appointor. The alternate Director shall (except as regards the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company; and each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, but shall look to such Director solely for his remuneration as alternate Director. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. Any person appointed as an alternate Director shall vacate his office as such alternate Director as and when the Director by whom he has been appointed removes him or vacates office as Director. A Director shall not be liable for the acts or defaults of any alternate Director appointed by him.

DISQUALIFICATION OF DIRECTORS

95. The office of a Director shall *ipso facto* be vacated:-

(a) if he becomes prohibited by law or court order from being a Director; or

(b) if a receiving order or, in the case of a company, a winding up order is made against him or he makes any arrangement or composition with his creditors; or

(c) if he becomes of unsound mind; or

(d) if he gives the Company notice in writing that he resigns his office; or

(e) if he is removed by an ordinary resolution of the Company in accordance with the provisions of these Articles; or

(f) if he is convicted of an arrestable offence.

DIRECTORS' INTERESTS

96. A Director may hold any other office or place of profit under the Company (other than the office of Auditor), and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company in which any Director or intending Director is in any way interested be liable to be avoided, nor shall any Director so contracting or

being so interested be liable to account to the Company for any profit, remuneration or other benefits of such Director holding that office, or of any fiduciary relationship thereby established.

97. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract (being a contract of significance in relation to the Company's business) with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purposes of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made.

98. A Director may vote as a Director in regard to any contract or arrangement in which he is interested or upon any matter arising thereout, and if he shall so vote his vote shall be counted and he shall be taken into account in determining a quorum when any such contract or arrangement is under consideration.

99. A Director may hold office as a Director in or as manager of any other company in which the Company is a shareholder or is otherwise interested, and (subject to any agreement with the Company to the contrary) shall not be liable to account to the Company for any remuneration or other benefits receivable by him from such other company. The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Board thinks fit (including the exercise thereof in favour of any resolution appointing the Directors or any of the Directors of such company or voting or providing for the payment of remuneration to the Directors of such company) and any Director of the Company may vote in favour of the exercise of such voting rights other than his own appointment or the arrangement of the terms thereof, in manner aforesaid.

MANAGING DIRECTORS AND OTHER APPOINTMENTS

100. The Directors may, from time to time, appoint one or more of their number to be Managing Director or Joint Managing Director of the Company, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and for such period and upon such terms and for such remuneration as the Directors shall think fit, and the Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places.

101. A Managing Director or a Joint Managing Director (subject to the provisions of any agreement between him as Managing Director or a Joint Managing Director and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and shall *ipso facto* and immediately cease to be Managing Director or Joint Managing Director if he shall cease to hold the office of Director.

102. The Directors may, from time to time, entrust to and confer upon any Managing Director, Joint Managing Director or Director holding any other office in the management, administration or conduct of the business of the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider expedient, and may confer such powers collaterally with, or to the exclusion of, and in substitution for, all or any of the powers of the Directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

103. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum or one Director shall constitute a quorum where the Company has only one Director. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors.

104. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally in writing or by word of mouth or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director may consent to short notice of and may waive notice of any meeting and any such waiver may be retrospective.

105. The Directors may elect a Chairman of the Board and determine the period for which he is to hold office; but if no such Chairman be elected, or if at any meeting the Chairman be not present within fifteen minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

106. (a) A resolution in writing signed by a simple majority of the Directors for the time being shall be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing sent by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors.

(b) Any Director or member of a committee of Directors may participate in a meeting of the Directors or such committee by means of telephone or other audio communications equipment whereby all persons attending or participating in the meeting can hear each other. The person or persons participating in the meeting in the aforesaid manner shall be deemed for all purposes to be present in person at such meeting.

(c) Where the Company has only one Director and that Director takes any decision that may be taken in a meeting of the Directors and that has effect as if agreed in a meeting of the Directors, unless that decision is taken by way of a resolution in writing, a written record of that decision shall be sufficient evidence of the decision having been taken by the Director. The Director shall provide the Company with such written record of the decision within 7 days after the decision is made provided that failure by the Director to provide the written record within such time limit shall not affect the validity of any decision concerned.

107. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Directors generally.

108. The Directors may, from time to time, appoint committees consisting of such persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Directors. Any such committee shall be properly constituted even if it consists of one person.

109. The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors insofar as the same are not superseded by any regulations made by the Directors under the last preceding Article.

110. All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director.

MINUTES

111. The Directors shall cause to be entered and kept in books provided for the purpose minutes of the following:-

   (a) all appointments of officers;

   (b) the names of the Directors and any alternate Director who is not also a Director present at each meeting of the Directors and of any committee of Directors;

   (c) all orders made by the Directors and committees of Directors; and

   (d) all resolutions and proceedings of general meetings and meetings of the Directors and committees and, where the Company has only one member and / or one Director, all written records of the decision of the sole member and / or the sole Director.

   Any such minutes of any meeting of the Directors, or any committee, or of the Company, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting shall be receivable as *prima facie* evidence of the matters stated in such minutes.

THE SEAL

112. The Directors shall forthwith procure a common seal to be made for the Company, and shall provide for the safe custody thereof. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors or a committee of the Directors and every instrument to which the Seal shall be affixed shall be signed by one Director or some other person nominated by the Directors for the purpose.

113. The Company may exercise all the powers of having official seals conferred by the Ordinance and such powers shall be vested in the Directors.

SECRETARY

114. The Company shall have a Secretary. The Secretary and any joint secretaries or deputy or assistant secretary or secretaries may be appointed by the Directors for such term, at such remuneration and upon such conditions as the Directors may think fit and the Secretary and any joint secretaries or deputy or assistant secretary so appointed may at any time be removed from office by the Directors. A Director may be the Secretary. If the Company has only one director, the sole director shall not also be the Secretary.

115. A provision of the Ordinance or these regulations requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND RESERVES

116. (a) The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

(b) No distribution (as defined in section 79A of the Ordinance) shall be made save in accordance with the provisions of Part IIA of the Ordinance.

117. The Directors may, if they think fit, from time to time, pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company. If at any time the share capital of the Company is divided into different classes the Directors may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the profits justify the payment.

118. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

119. No dividend shall be payable except out of the profits of the Company, and no dividend shall bear interest as against the Company.

120. The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists.

121. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to capitalisations to be effected in pursuance of these Articles.

122. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

123. Unless otherwise directed, any dividend or other monies payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled, or, in the case of joint holders, to the registered address of that one whose name stands first on the register in respect of joint holding, or addressed to such person at such address as the holder or joint holders shall direct. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other monies lost to the member or person entitled thereto by the forged endorsement of any cheque or warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

124. The Directors may, with the sanction of the Company in general meeting, distribute in specie or in kind among the members in satisfaction in whole or in part of any dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled.

125. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed for two years after having been declared may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any monies payable in respect of a share shall not constitute the Company a trustee in respect thereof for any person.

CAPITALISATION OF RESERVES ETC.

126. The Company in general meeting may upon the recommendation of the Directors resolve to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other obligations of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportions aforesaid, or partly in one way and partly in the other, and the Directors shall give effect to such resolution:-

PROVIDED that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

127. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto.

128. For the purpose of giving effect to any resolution under Articles 124 and 126 hereof the Directors may settle any difficulty which may arise in regard to the distribution as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the footing of the value so fixed or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalised fund as may seem expedient to the Directors. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the appropriation and distribution, and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares or debentures to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

ACCOUNTS AND AUDITORS

129. (a) The Directors shall cause proper and true books of account to be kept of all sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place; of all sales and purchases of goods by the Company; and of the assets and liabilities of the Company and of all other matters necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

(b) The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

130. The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such Profit and Loss Accounts, Balance Sheets, Group Accounts (if any) and Reports as are required by the Ordinance.

131. A copy of every Balance Sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall, not less than 21 days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and to all persons other than members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company:-

PROVIDED that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware nor to more than one of the joint holders of any shares or debentures.

132. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance.

NOTICES

133. Any notice or other document may be served by the Company upon any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address, and, in any case where the registered address of a member is outside Hong Kong, by prepaid airmail. The signature to any notice to be given by the Company may be written or printed.

134. Each member shall, from time to time, notify in writing to the Company some place which shall be deemed his registered address within the meaning of the last preceding Article.

135. Any notice sent by post shall be deemed to have been served in the case where the member's registered address is in Hong Kong at the expiration of 48 hours after the letter, envelope or wrapper containing the same was posted in Hong Kong and in any other case on the fifth day after the day of posting. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and put in the post as a prepaid letter.

136. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

137. Notice of every general meeting shall be given in any manner hereinbefore authorised to:-

(a) every member;

(b) every person entitled to a share in consequence of the death or bankruptcy of a member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting; and

(c) the Auditors for the time being of the Company.

No other person shall be entitled to receive notices of general meetings.

138. Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office.

139. Subject to any special provisions contained in these Articles or in the Ordinance, all notices required to be given by advertisement shall be advertised in at least one daily Chinese and one daily English newspaper in Hong Kong.

140. In reckoning the period for any notice given under these Articles, the day on which notice is served, or deemed to be served and the day for which such notice is given shall be excluded.

WINDING UP

141. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital which at the commencement of the winding up is paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is, however, to be subject to the rights of any shares which may be issued on special terms or conditions.

142. If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members of different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

143. Every Director, Managing Director, Agent, Auditor, Secretary and other officer for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in relation to the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under section 358 of the Ordinance in which relief is granted to him by the court.

Names, Addresses and Descriptions of Subscribers
For and on behalf of HAREFIELD LIMITED (Sd.) CHAN SHUK YI .... CHAN SHUK YI, Authorised Representative Offshore Group Chambers, P.O. Box CB-12751, Nassau, New Providence, Bahamas Corporation For and on behalf of FERNSIDE LIMITED (Sd.) CHAN SHUK YI .... CHAN SHUK YI, Authorised Representative Offshore Group Chambers, P.O. Box CB-12751, Nassau, New Providence, Bahamas Corporation

DATED 25th January 1999

WITNESS to the above signatures:-

(Sd.) FANDY TSOI
9/F Ruttonjee House
11 Duddell Street
Central
Hong Kong

Production Supervisor

No. 666704
編號



公司註冊處
COMPANIES REGISTRY

COMPANIES ORDINANCE (CHAPTER 32)

香港法例第32章
《公司條例》

CERTIFICATE OF CONTINUING REGISTRATION
公司迄今仍註冊證書

* * *

I hereby certify that
本人謹此證明

CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

was incorporated in Hong Kong under the Companies Ordinance on
根據《公司條例》於一九九九年二月三日在香港

3 February 1999 **and, as at the date of this certificate,**
註冊，該公司於本證書發出當日仍列入公司註冊處

this company remains on the Register of Companies maintained by the
備存的公司登記冊。

Companies Registry.

Issued on 14 September 2011 .
本證書於二〇一一年九月十四日發出。

Ms Ada L L CHUNG

Registrar of Companies
Hong Kong Special Administrative Region
香港特別行政區公司註冊處處長鍾麗玲

No. 666704
編號



COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第32章
《公司條例》

CERTIFICATE OF CONTINUING REGISTRATION
公司迄今仍註冊證書

* * *

I hereby certify that
本人謹此證明

CICADA LIMITED

was incorporated in Hong Kong under the Companies Ordinance on
根據《公司條例》於一九九九年二月三日在香港

3 February 1999 **and, as at the date of this certificate,**
註冊，該公司於本證書發出當日仍列入公司註冊處

this company remains on the Register of Companies maintained by the
備存的公司登記冊。

Companies Registry.

Issued on 10 November 2008 **.**
本證書於二〇〇八年十一月十日發出。

Raymond W. M. FONG

for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
（方偉文 代行）

No. 666704
編號



COMPANIES ORDINANCE
(CHAPTER 32)
香 港 法 例 第 32 章
《公 司 條 例》

CERTIFICATE OF CONTINUING REGISTRATION
公 司 迄 今 仍 註 冊 證 書

* * *

I hereby certify that
本 人 謹 此 證 明

CICADA LIMITED

was incorporated in Hong Kong under the Companies Ordinance on
根 據 《 公 司 條 例 》 於 一 九 九 九 年 二 月 三 日 在 香 港

3 February 1999 **and, as at the date of this certificate,**
註 冊 ， 該 公 司 於 本 證 書 發 出 當 日 仍 列 入 公 司 註 冊 處

this company remains on the Register of Companies maintained by the
備 存 的 公 司 登 記 冊 。

Companies Registry.

Issued on 11 March 2008 **.**
本 證 書 於 二 O O 八 年 三 月 十 一 日 發 出。

Miss Winnie K. W. WONG

for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
（黃家穎 代行）


CR

No. 666704
編號

CERTIFICATE OF CHANGE OF NAME
公司更改名稱證書

* * *

I hereby certify that
本人謹此證明

CICADA LIMITED

having by special resolution changed its name, is now incorporated under
經通過特別決議，已將其名稱更改，該公司現根據

the Companies Ordinance (Chapter 32) in the name of
《公司條例》(第32章)註冊的名稱為

CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

Issued on 16 March 2009 **.**
本證書於二ＯＯ九年三月十六日發出。

Ms. Fanny Wing-chi LAM
for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
（林詠芝 代行）

Note 註：
Registration of a company name with the Companies Registry does not confer any trade mark rights or any other intellectual property rights in respect of the company name or any part thereof.
公司名稱獲公司註冊處註冊，並不表示獲授予該公司名稱或其任何部分的商標權或任何其他知識產權。



No. 666704
編號

COMPANIES ORDINANCE (CHAPTER 32)

香 港 法 例 第 32 章
公 司 條 例

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

公 司 更 改 名 稱
註 冊 證 書

* * *

I hereby certify that
本 人 謹 此 證 明

SANDSTONE INVESTMENTS LIMITED
勝東投資有限公司

having by special resolution changed its name, is now incorporated under
經 通 過 特 別 決 議 ， 已 將 其 名 稱 更 改 ， 該 公 司 的 註 冊 名

the name of
稱 現 為

CICADA LIMITED

Issued by the undersigned on 10 March 1999.
本 證 書 於 一 九 九 九 年 三 月 十 日 簽 發 。

MISS R. CHEUNG
for *Registrar of Companies Hong Kong*
香港公司註冊處處長
(公司註冊主任 張潔心 代行)

C.R.F. 11 (99)



No. 666704
編號

COMPANIES ORDINANCE (CHAPTER 32)
香 港 法例 第 32 章
公 司 條 例

CERTIFICATE OF INCORPORATION
公 司 註 冊 證 書

* * *

I hereby certify that
本 人 謹 此 證 明

SANDSTONE INVESTMENTS LIMITED
勝東投資有限公司

is this day incorporated in Hong Kong under the Companies Ordinance,
於 本 日 在 香 港 依 據 公 司 條 例 註 冊 成 為

and that this company is limited.
有 限 公 司 。

Issued by the undersigned on 3 February 1999.
本 證 書 於 一 九 九 九 年 二 月 三 日 簽 發 。

MISS R. CHEUNG

for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
（公司註冊主任 張潔心 代行）

C.R.F. 4 (99)

OIL

OFFSHORE INCORPORATIONS LIMITED

9/F., Ruttonjee House, 11 Duddell Street, Central, Hong Kong.
http://www.offshore-inc.com

Certificate of Guarantee of Quality

SANDSTONE INVESTMENTS LIMITED

勝東投資有限公司

("The Company")

We, Offshore Incorporations Limited (OIL), hereby Guarantee to the purchaser the following with respect to the above company as at the date of sale:

1. That all matters precedent to or necessary for the incorporation of The Company have been fully and properly complied with;

2. That OIL has not caused the Company to trade; nor enter into any contracts; nor acquire any assets or liabilities, nor appoint any directors or officers between the date of incorporation and the date of sale of the company as appearing on our invoice;

3. That the Company is of good standing in its jurisdiction of incorporation and all incorporation costs, fees and taxes relating to the Company due before the date hereof have been paid in full;

4. That all persons signing corporate documents contained herein on behalf of OIL and/or its affiliated companies are properly authorised to do so; and

5. That OIL undertakes to indemnify the purchaser for any loss suffered as a result of the above representation being found incorrect.

Dated :- 26th February 1999

For and on behalf of
Offshore Incorporations Limited

Ted Powell A.C.I.S.
Managing Director

HHH Chi-X Australia Pty Ltd

BLAKE DAWSON ATTN: CHARLES BAIRD
GPO BOX 4958
MELBOURNE VIC 3001

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AUSTRALIA

Certificate of Registration of a Company



This is to certify that

CHI-X AUSTRALIA PTY LTD

Australian Company Number 129 584 667

is a registered company under the Corporations Act 2001 and is taken to be registered in New South Wales.

The company **is limited by shares.**

The company is a **proprietary** company.

The day of commencement of registration is **the seventh day of February 2008.**

Issued by the
Australian Securities and Investments Commission
on this seventh day of February, 2008.

Anthony Michael D'Aloisio
Chairman

CERTIFICATE

Constitution of Chi-X Australia Pty Ltd

ACN 129 584 667

Blake Dawson

Level 39
101 Collins Street
Melbourne VIC 3000
Australia
T 61 3 9679 3000
F 61 3 9679 3111

Reference
02-1422-9956

Contents

1.	**PRELIMINARY**	**4**
1.1	Proprietary company	4
1.2	Replaceable rules	4
1.3	Definitions	4
1.4	Interpretation of this document	5
1.5	Single Director Company	5
2.	**DIRECTORS**	**6**
2.1	Number of Directors	6
2.2	Appointment and removal of Directors	6
2.3	No share qualification	6
2.4	Cessation of Director's appointment	6
2.5	Too few Directors	7
3.	**ALTERNATES**	**7**
3.1	Appointment of Alternate	7
3.2	Obligations and entitlements of Alternates	7
4.	**POWERS OF THE BOARD**	**7**
4.1	Powers generally	7
4.2	Exercise of powers	8
5.	**EXECUTING NEGOTIABLE INSTRUMENTS**	**8**
6.	**MANAGING DIRECTOR**	**8**
6.1	Appointment and power of Managing Director	8
6.2	Termination of appointment of Managing Director	8
7.	**DELEGATION OF BOARD POWERS**	**8**
7.1	Power to delegate	8
7.2	Power to revoke delegation	8
7.3	Terms of delegation	9
7.4	Proceedings of committees	9
8.	**DIRECTORS' DUTIES AND INTERESTS**	**9**
8.1	Compliance with duties under the Act	9
8.2	Director can hold other offices etc.	9
8.3	Disclosure of interests	9
8.4	Director interested in a matter	9
8.5	Agreements with third parties	10
8.6	Directors acting in the best interests of the Holding Company	10
9.	**DIRECTORS' REMUNERATION**	**10**
9.1	Directors' remuneration	10
9.2	Expenses of Directors	10

10.	**OFFICERS' INDEMNITY AND INSURANCE**	**10**
10.1	Indemnity	10
10.2	Insurance	11
10.3	Former officers	11
10.4	Deeds	11
11.	**BOARD MEETINGS**	**11**
11.1	Convening Board meetings	11
11.2	Use of technology	11
11.3	Quorum	12
11.4	Majority decisions	12
11.5	Written resolution	12
11.6	Additional provisions about written resolutions	12
11.7	Valid proceedings	12
11.8	Single Director Company	12
12.	**MEETINGS OF MEMBERS**	**13**
12.1	Calling meetings of members	13
12.2	Notice of meeting	13
12.3	Short notice	13
12.4	Member present at meeting	13
12.5	Quorum	13
12.6	Method of voting	13
13.	**RESOLUTIONS WITHOUT MEETINGS**	**14**
13.1	Written resolutions	14
13.2	Signature of resolutions	14
14.	**SECRETARY**	**14**
15.	**MINUTES**	**14**
16.	**COMPANY SEALS**	**14**
16.1	Common seal	14
16.2	Use of seals	15
16.3	Fixing seals to documents	15
17.	**FINANCIAL REPORTS AND AUDIT**	**15**
17.1	Company to keep financial records	15
17.2	Financial reporting	15
17.3	Audit	15
18.	**SHARES**	**16**
18.1	Issue at discretion of Board	16
18.2	Preference and redeemable preference shares	16
19.	**CERTIFICATES**	**16**
20.	**PARTLY PAID SHARES**	**16**

20.1 Fixed instalments 16
20.2 Classes of shares 16
20.3 Forfeiture 16
20.4 Disposal and re-issue of forfeited shares 16

21. DIVIDENDS 17

21.1 Accumulation of reserves 17
21.2 Dividends must be paid out of profits 17
21.3 Payment of dividends 17
21.4 Amount of dividend 17
21.5 Dividends in kind 17
21.6 Payment of dividend by way of securities in another corporation 18

22. TRANSFER OF SHARES 18

22.1 Instrument of transfer 18
22.2 Refusal to register transfer 18
22.3 Transferor remains holder until transfer registered 18

23. SHARE CAPITAL 18

23.1 Capitalisation of profits 18
23.2 Conversion of shares 18
23.3 Reduction of capital 19
23.4 Payments in kind 19
23.5 Payment in kind by way of securities in another corporation 19
23.6 Variation of rights 19

24. WINDING UP 20

24.1 Entitlement of members 20
24.2 Distribution of assets generally 20
24.3 No distribution of liabilities 20
24.4 Distribution not in accordance with legal rights 20

25. NOTICES 20

25.1 Notices by Company 20
25.2 Business days 21

SCHEDULE – TERMS OF ISSUE OF PREFERENCE SHARES

Constitution of Chi-X Australia Pty Ltd

Chi-X Australia Pty Ltd
ACN 129 584 667

1. PRELIMINARY

1.1 Proprietary company

The Company is a proprietary company and must comply with section 113.

1.2 Replaceable rules

The replaceable rules referred to in section 141 do not apply to the Company and are replaced by the rules set out in this document.

1.3 Definitions

The following definitions apply in this document.

Act means the *Corporations Act 2001* (Cth).

Alternate means an alternate Director appointed under rule 3.1.

Appointor in relation to an Alternate, means the Director who appointed the Alternate.

Board means:

(a) if the Company is a Single Director Company, the sole Director exercising powers under the Act and this document; or

(b) in any other case, the Directors acting collectively under this document.

Company means the company named at the beginning of this document whatever its name is for the time being.

Director means a person who is, for the time being, a director of the Company including, where appropriate, an Alternate.

dividend includes bonus.

Holding Company means the holding company of the Company which holds all of the issued shares of the Company.

Listed Corporation means a corporation that is admitted to the official list of ASX Limited.

Listing Rules means the official listing rules of ASX Limited.

Managing Director means a managing director appointed under rule 6.1.

member means a person whose name is entered in the Register as the holder of a share.

ordinary resolution means a resolution passed at a meeting of members by a majority of the votes cast by members entitled to vote on the resolution.

Register means the register of members kept as required by sections 168 and 169.

Secretary means, during the term of that appointment, a person appointed as a secretary of the Company in accordance with this document.

Single Director Company has the meaning given in rule 1.5.

special resolution has the meaning given by section 9.

1.4 Interpretation of this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation) is to that legislation as amended, modified in relation to the Company, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(iv) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests one gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The word **agreement** includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(g) A reference to something being **written** or **in writing** includes that thing being represented or reproduced in any mode in a visible form.

(h) A word (other than a word defined in rule 1.3) which is defined by the Act has the same meaning in this document where it relates to the same matters as the matters for which it is defined in the Act.

(i) A reference to a Chapter, Part, Division, or section is a reference to a Chapter, Part, Division or section of the Act.

1.5 Single Director Company

The Company is a Single Director Company if:

(a) at the time of its registration as an Australian company, only one person had consented to be its Director; or

(b) the Company has passed an ordinary resolution that it be a Single Director Company,

and the Company has not, since registration or the passing of that resolution (as the case requires), passed a resolution that it cease to be a Single Director Company and, at the relevant time, there is only one Director.

2. DIRECTORS

2.1 Number of Directors

The Company must have at least:

(a) if the Company is a Single Director Company, one; or

(b) otherwise, two

Directors (not counting Alternates) and, until otherwise decided by ordinary resolution, not more than four Directors (not counting Alternates).

2.2 Appointment and removal of Directors

By notice to the Company the Holding Company may:

(a) subject to the maximum number of Directors for the time being fixed under rule 2.1 not being exceeded, appoint a person to be a Director either to fill a casual vacancy or as an addition to the Board; and

(b) remove a Director from office, whether or not that Director's appointment was expressed to be for a specified period.

2.3 No share qualification

A Director need not be a member.

2.4 Cessation of Director's appointment

A person automatically ceases to be a Director if the person:

(a) is not permitted by the Act (or an order made under the Act) to be a director;

(b) becomes disqualified from managing corporations under Part 2D.6 and is not given permission or leave to manage the Company under section 206F or 206G;

(c) becomes of unsound mind or physically or mentally incapable of performing the functions of that office;

(d) fails to attend (either personally or by an Alternate) six consecutive Board meetings (not including meetings of a committee of the Board) without leave of absence from the Board;

(e) resigns by notice in writing to the Company;

(f) is removed from office under rule 2.2; or

(g) is a Managing Director and ceases to hold that office,

or if the person was appointed to the office for a specified period and that period expires.

2.5 Too few Directors

If the number of Directors is reduced below the minimum required by rule 2.1, the continuing Directors may act as the Board only:

(a) to appoint Directors up to that minimum number;

(b) to convene a meeting of members; and

(c) in emergencies.

3. ALTERNATES

3.1 Appointment of Alternate

A Director (other than an Alternate):

(a) may appoint a person approved by the Holding Company to act as Alternate for a specified period or each time the Appointor is unable to attend a Board meeting or act as a Director;

(b) may revoke the appointment whether or not that appointment is for a specified period; and

(c) must appoint, and revoke the appointment of, any Alternate in writing.

The appointment or revocation is not effective until a copy is provided to the Company. If the Appointor ceases to be a Director, any appointment of an Alternate made by the Appointor immediately ceases.

3.2 Obligations and entitlements of Alternates

An Alternate:

(a) may attend and vote in place of the Appointor at a Board meeting at which the Appointor is not present;

(b) if also a Director, has a separate right to vote as Alternate;

(c) if Alternate for more than one Appointor, has a separate right to vote in place of each Appointor;

(d) when acting as Alternate, is an officer of the Company and subject to all the duties, and entitled to exercise all the powers and rights, of the Appointor as a Director; and

(e) is entitled to reasonable travelling, accommodation and other expenses incurred in attending meetings of the Board or of the Company or while otherwise engaged on the business of the Company on the same basis as other Directors but is not entitled to any other remuneration from the Company.

4. POWERS OF THE BOARD

4.1 Powers generally

Except as otherwise required by the Act, any other applicable law, or this document, the Board has power to manage the business of the Company.

4.2 Exercise of powers

A power of the Board can be exercised only:

(a) by resolution passed at a meeting of the Board or otherwise in accordance with rule 11; or

(b) in accordance with a delegation of the power under rule 6 or 7.

5. EXECUTING NEGOTIABLE INSTRUMENTS

The Board must decide the manner (including the use of facsimile signatures if thought appropriate) by which negotiable instruments can be executed, accepted or endorsed for and on behalf of the Company. The Company may execute, accept, or endorse negotiable instruments only in the manner for the time being decided by the Board.

6. MANAGING DIRECTOR

6.1 Appointment and power of Managing Director

The Board may, with the Holding Company's approval, appoint one or more persons to be a Managing Director either for a specified term or without specifying a term. Subject to this document, a Managing Director has all the duties, and can exercise all the powers and rights, of a Director.

The Board may delegate any of the powers of the Board to a Managing Director:

(a) on the terms and subject to any restrictions the Board decides; and

(b) so as to be concurrent with, or to the exclusion of, the powers of the Board,

and may revoke the delegation at any time.

This rule does not limit rule 7.

6.2 Termination of appointment of Managing Director

The appointment of a Managing Director terminates if:

(a) the Managing Director ceases for any reason to be a Director; or

(b) the Board removes the Managing Director from that office (which, without affecting the rights of the Managing Director under any contract between the Company, or the Holding Company, and the Managing Director, the Board has power to do),

whether or not the appointment was expressed to be for a specified term.

7. DELEGATION OF BOARD POWERS

7.1 Power to delegate

The Board may delegate any of its powers as permitted by section 198D.

7.2 Power to revoke delegation

The Board may revoke a delegation previously made whether or not the delegation is expressed to be for a specified period.

7.3 Terms of delegation

A delegation of powers under rule 7.1 may be made:

(a) for a specified period or without specifying a period; and

(b) on the terms (including power to further delegate) and subject to any restrictions the Board decides.

A document of delegation may contain the provisions for the protection and convenience of those who deal with the delegate that the Board thinks appropriate.

7.4 Proceedings of committees

Subject to the terms on which a power of the Board is delegated to a committee, the meetings and proceedings of committees are, to the greatest extent practical, governed by the rules of this document which regulate the meetings and proceedings of the Board.

8. DIRECTORS' DUTIES AND INTERESTS

8.1 Compliance with duties under the Act

Each Director must comply with sections 180 to 183.

8.2 Director can hold other offices etc.

A Director may:

(a) hold any office or place of profit or employment other than that of the Company's auditor or any director or employee of the auditor;

(b) be a member of any corporation (including the Company) or partnership other than the Company's auditor;

(c) be a creditor of any corporation (including the Company) or partnership; or

(d) enter into any agreement with the Company.

8.3 Disclosure of interests

Each director must comply with section 191.

8.4 Director interested in a matter

If a Director has an interest in a matter that relates to the affairs of the Company and either the Director discloses the interest under section 191 or it is not required to be disclosed under section 191:

(a) the Director may be counted in a quorum at a Board meeting that considers, and may vote on, any matter that relates to the interest;

(b) the Company may proceed with any transaction that relates to the interest and the Director may participate in the execution of any relevant document by or on behalf of the Company;

(c) the Director may retain benefits under the transaction even though the Director has the interest; and

(d) the Company cannot avoid the transaction merely because of the existence of the interest.

If the interest is required to be disclosed under section 191, paragraph (c) applies only if it is disclosed before the transaction is entered into.

8.5 Agreements with third parties

The Company cannot avoid an agreement with a third party merely because a Director:

(a) fails to make a disclosure of an interest; or

(b) is present at, or counted in the quorum for, a meeting that considers or votes on that agreement.

8.6 Directors acting in the best interests of the Holding Company

If the Company is a wholly-owned subsidiary of the Holding Company, a Director is authorised to act in the best interests of the Holding Company if:

(a) the Director acts in good faith in the best interests of the Holding Company; and

(b) the Company is not insolvent at the time the Director acts and does not become insolvent because of the Director's act.

9. DIRECTORS' REMUNERATION

9.1 Directors' remuneration

Subject to any contract between a Director and the Company or the Holding Company (and if the Company is a subsidiary of a Listed Corporation, to the Listing Rules), the Holding Company may fix each Director's remuneration, if any, by notice to the Company and that remuneration may consist of salary, bonuses, commission on profits or dividends, participation in profits, or any other elements.

If the Company is a subsidiary of a Listed Corporation, it must not pay Directors remuneration calculated as a commission on, or as a percentage of, profits or operating revenue.

9.2 Expenses of Directors

The Company may pay a Director (in addition to any remuneration) all reasonable expenses (including travelling and accommodation expenses) incurred by the Director:

(a) in attending meetings of the Company, the Board, or a committee of the Board;

(b) on the business of the Company; or

(c) in carrying out duties as a Director.

10. OFFICERS' INDEMNITY AND INSURANCE

10.1 Indemnity

Subject to and so far as permitted by the Act, the *Trade Practices Act 1974* (Cth) and any other applicable law:

(a) the Company must, to the extent the person is not otherwise indemnified, indemnify every officer of the Company and its wholly-owned subsidiaries and may indemnify its auditor against a Liability incurred as such an officer or auditor to a person (other than the Company or a related body corporate) including a Liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as an officer of another corporation, unless the Liability arises out of conduct involving a lack of good faith; and

(b) the Company may make a payment (whether by way of advance, loan or otherwise) in respect of legal costs incurred by an officer or employee or auditor in defending an action for a Liability incurred as such an officer, employee or auditor or in resisting or responding to actions taken by a government agency or a liquidator.

In this rule, **Liability** means a liability of any kind (whether actual or contingent and whether fixed or unascertained) and includes costs, damages and expenses, including costs and expenses incurred in connection with any investigation or inquiry by a government agency or a liquidator.

10.2 Insurance

Subject to the Act and any other applicable law, the Company may enter into, and pay premiums on, a contract of insurance in respect of any person.

10.3 Former officers

Indemnity in favour of officers under rule 10.1 is a continuing indemnity. It applies in respect of all acts done by a person while an officer of the Company even though the person is not an officer at the time the claim is made.

10.4 Deeds

Subject to the Act, the *Trade Practices Act 1974* (Cth) and any other applicable law, the Company may, without limiting a person's rights under this rule 10, enter into an agreement with a person who is or has been an officer of the Company or any of the Company's subsidiaries, to give effect to the rights of the person under this rule 10 on any terms and conditions that the Board thinks fit.

11. BOARD MEETINGS

11.1 Convening Board meetings

A Director may at any time, and the Secretary must on request from a Director, convene a Board meeting. The convenor must give reasonable notice to those entitled to attend, but failure to give notice to, or non-receipt of notice by, a Director does not result in a Board meeting being invalid.

11.2 Use of technology

A Board meeting may be held using any means of audio or audio-visual communication by which each Director participating can hear and be heard by each other Director participating or in any other way permitted by section 248D. A Board meeting held solely or partly by technology is treated as held at the place at which the greatest number of the Directors present at the meeting is located or, if an equal number of Directors is located in each of two or more places, at the place where the chairman of the meeting is located.

11.3 Quorum

Unless the Board decides otherwise, the quorum for a Board meeting is two Directors and a quorum must be present for the whole meeting. An Alternate who is also a Director or a person who is an Alternate for more than one Appointor may only be counted once toward a quorum. A Director is treated as present at a meeting held by audio or audio-visual communication if the Director is able to hear and be heard by all others attending. If a meeting is held in another way permitted by section 248D, the Board must resolve the basis on which Directors are treated as present.

11.4 Majority decisions

A resolution of the Board must be passed by a majority of the votes cast by Directors entitled to vote on the resolution. The chairman of a Board meeting does not have a second or casting vote. If an equal number of votes is cast for and against a resolution, the matter is decided in the negative.

11.5 Written resolution

If all the Directors entitled to receive notice of a Board meeting and to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document, a Board resolution in those terms is passed at the time when the last Director signs.

11.6 Additional provisions about written resolutions

For the purpose of rule 11.5:

(a) two or more separate documents in identical terms, each of which is signed by one or more Directors, are treated as one document;

(b) signature of a document by an Alternate is not required if the Appointor of that Alternate has signed the document;

(c) signature of a document by the Appointor of an Alternate is not required if that Alternate has signed the document in that capacity; and

(d) a facsimile or electronic message containing the text of the document expressed to have been signed by a Director and sent to the Company is a document signed by that Director at the time of its receipt by the Company.

11.7 Valid proceedings

Each resolution passed or thing done by, or with the participation of, a person acting as a Director or member of a committee is valid even if it is later discovered that:

(a) there was a defect in the appointment of the person; or

(b) the person was disqualified from continuing in office, voting on the resolution or doing the thing done.

11.8 Single Director Company

If the Company is a Single Director Company:

(a) a written record of a decision to a particular effect made by the sole Director counts as the passing by the Director of a resolution to that effect and has effect as minutes of that resolution and rules 11.1 to 11.7 do not apply; and

(b) the sole Director is competent to exercise all the powers and discretions for the time being vested in or exercisable by the Board.

12. MEETINGS OF MEMBERS

12.1 Calling meetings of members

The Board:

(a) may at any time; and

(b) must if required by section 249D or by order made under section 249G,

convene a meeting of members or a class of members.

12.2 Notice of meeting

Subject to rule 12.3, at least 21 days' written notice of a meeting of members or a class of members must be given individually to each member entitled to vote at the meeting, to each Director (other than an Alternate) and to the auditor (if any). Subject to any regulation made under section 249LA, the notice of meeting must comply with section 249L and may be given in any manner permitted by section 249J(3).

12.3 Short notice

Subject to section 249H(4), a resolution may be proposed and passed at a meeting of which less than 21 days' notice has been given if all the members entitled to attend and vote agree.

12.4 Member present at meeting

A member that is a body corporate may appoint an individual to act as its representative at meetings of members as provided in section 250D. A member may appoint a proxy in accordance with section 249X and sections 249Y(3), 250A, 250B and 250D apply to the appointment. If a member has appointed a proxy or attorney or (in the case of a member which is a body corporate) a representative to act at a meeting of members, that member is taken to be present at a meeting at which the proxy, attorney or representative is present.

12.5 Quorum

Subject to section 249B, the quorum for a meeting of members is two members each of whom has the right to be present, and to vote on at least one item of business to be considered, at the meeting. Each individual present may only be counted once toward a quorum. If a member has appointed more than one proxy or representative only one of them may be counted toward a quorum.

12.6 Method of voting

Unless a poll is demanded in accordance with section 250L, a resolution put to the vote at a members' meeting must be decided on a show of hands. Subject to section 250A(4), and the terms on which shares are issued:

(a) on a show of hands:

(i) if a member has appointed two proxies, neither of those proxies may vote;

(ii) a member who is present and entitled to vote and is also a proxy, attorney or representative of another member has one vote; and

(iii) subject to paragraphs (a)(i) and (a)(ii), every individual present who is a member, or a proxy, attorney or representative of a member, entitled to vote has one vote; and

(b) on a poll, a member has one vote for every share held.

The chairman of a members' meeting does not have a second or casting vote. If an equal number of votes is cast for and against a resolution the matter is decided in the negative.

13. RESOLUTIONS WITHOUT MEETINGS

13.1 Written resolutions

Subject to section 249A(1), the Company may pass a resolution without a general meeting being called or held if the resolution is set out in a document, and:

(a) if the Company has only one member, signed in the manner set out in section 249B; or

(b) if the Company has more than one member, signed in the manner set out in section 249A.

13.2 Signature of resolutions

The Company may treat a document on which a facsimile or electronic signature appears, or which is otherwise acknowledged by a member in a manner satisfactory to the Board, as being signed by that member.

14. SECRETARY

The Board may:

(a) appoint one or more individuals to be a Secretary either for a specified term or without specifying a term; and

(b) remove a Secretary from that office whether or not the appointment was expressed to be for a specified term.

15. MINUTES

The Board must cause the Company to keep minutes of:

(a) proceedings and resolutions of the Board and the Company's members and declarations made by a single Director; and

(b) disclosures and notices of Directors' interests,

in accordance with sections 191, 192 and 251A.

16. COMPANY SEALS

16.1 Common seal

The Board:

(a) may decide whether or not the Company has a common seal; and

(b) is responsible for the safe custody of that seal (if any) and any duplicate seal it decides to adopt under section 123(2).

16.2 Use of seals

The common seal and duplicate seal (if any) may only be used with the authority of the Board. The Board must not authorise the use of a seal that does not comply with section 123.

16.3 Fixing seals to documents

The fixing of the common seal, or any duplicate seal, to a document must be witnessed:

(a) if the Company is a Single Director Company and the sole Director is also the sole Secretary, by that person; or

(b) otherwise, by two Directors, or one Director and one Secretary; or

(c) (in either case) by any other signatories or in any other way (including the use of facsimile signatures) authorised by the Board.

If the fixing of the seal is witnessed in accordance with rule 16.3(a), a statement by the witness that the witness is the sole director and sole company secretary of the Company should appear next to the signature but the absence of that statement does not affect the validity of the execution.

17. FINANCIAL REPORTS AND AUDIT

17.1 Company to keep financial records

The Board must cause the Company to keep written financial records that:

(a) correctly record and explain its transactions (including transactions undertaken as trustee) and financial position and performance; and

(b) would enable true and fair financial statements to be prepared and audited,

and must allow a Director to inspect those records at all reasonable times.

17.2 Financial reporting

If required by Part 2M.3, the Board must cause the Company to prepare a financial report and a directors' report that comply with that Part and must report to members in accordance with section 314 no later than the deadline set by section 315.

17.3 Audit

Unless section 301(2) applies, the Board must cause the Company's financial report (if any) for each financial year to be audited and obtain an auditor's report. The eligibility, appointment, removal, remuneration, rights and duties of the auditor (if any) are regulated by Division 3 of Part 2M.3, Divisions 1 to 6 of Part 2M.4 and sections 1280, 1289, 1299B and 1299C.

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18. SHARES

18.1 Issue at discretion of Board

Subject to section 259C, the Board may, on behalf of the Company, issue, grant options over or otherwise dispose of, unissued shares to any person on the terms, with the rights, and at the times the Board decides.

18.2 Preference and redeemable preference shares

The Company may issue preference shares (including preference shares that are liable to be redeemed). The rights attached to preference shares are:

(a) unless other rights have been approved by special resolution of the Company, the rights set out in the schedule; or

(b) the rights approved by special resolution of the Company as applicable to those shares.

19. CERTIFICATES

The Company must issue a certificate of title to shares that complies with section 1070C and deliver it to the holder of those shares in accordance with section 1071H.

20. PARTLY PAID SHARES

20.1 Fixed instalments

If a share is issued on the terms that some or all of the issue price is payable by instalments, the registered holder of the share must pay every instalment to the Company when due. If the registered holder does not do so, rules 20.3 and 20.4 apply as if the registered holder had failed to pay a call.

20.2 Classes of shares

The Board may issue shares on terms as to the amount of calls to be paid and the time for payment of those calls which are different as between the holders of those shares. The Board may make different calls on different classes of shares.

20.3 Forfeiture

At any time until a call is paid, the Board may give the relevant member a notice which requires the member to pay the amount called at a specified time and place.

If the requirements of the notice are not satisfied, the Board may forfeit the share in respect of which that notice was given (and all dividends, interest and other money payable in respect of that share and not actually paid before the forfeiture) by resolution passed before the call is paid.

The Company must promptly enter the forfeiture and its date in the Register.

20.4 Disposal and re-issue of forfeited shares

A share forfeited under rule 20.3 immediately becomes the property of the Company and the Board, on behalf of the Company, may:

(a) re-issue the share with or without any money paid on it by any former holder credited as paid; or

(b) sell or otherwise dispose of the share, and execute and register a transfer of it,

to the person and on the terms it decides.

21. DIVIDENDS

21.1 Accumulation of reserves

Before paying any dividend to members, the Board may:

(a) set aside out of profits of the Company reserves to be applied, in the Board's discretion, for any purpose it decides and use any sum so set aside in the business of the Company or invest it in investments selected by the Board and vary and deal with those investments as it decides; or

(b) carry forward any amount out of profits which the Board decides not to distribute without transferring that amount to a reserve; or

(c) do both.

21.2 Dividends must be paid out of profits

The Company must not pay a dividend except out of profits of the Company. The Company does not incur a debt merely by fixing the amount or time for payment of a dividend. A debt arises only when the time fixed for payment arrives. The decision to pay a dividend may be revoked by the Board at any time before then. A resolution of the Board as to the amount of the Company's profits and the amount of them available for dividend is conclusive.

21.3 Payment of dividends

Subject to the Act, rules 21.2, and 21.4, and the terms of issue of shares, the Board may resolve to pay any dividend it thinks appropriate and fix the time for payment.

21.4 Amount of dividend

Subject to the terms of issue of shares, the Company may pay a dividend on one class of shares to the exclusion of another class. Each share of a class on which the Board resolves to pay a dividend carries the right to participate in the dividend in the same proportion as the amount for the time being paid on the share bears to the total issue price of the share.

21.5 Dividends in kind

The Board may resolve to pay a dividend in cash or satisfy it by distribution of specific assets (including shares or securities of any other corporation), the issue of shares or the grant of options. If the Board satisfies a dividend by distribution of specific assets, the Board may:

(a) fix the value of any asset distributed; and

(b) vest an asset in trustees.

21.6 Payment of dividend by way of securities in another corporation

Where the Company satisfies a dividend by way of distribution of specific assets, being shares or other securities in another corporation, each member is taken to have agreed to become a member of that corporation and to have agreed to be bound by the constitution of that corporation. Each member also appoints each Director and each Secretary their agent and attorney to:

(a) agree to the member becoming a member of that corporation;

(b) agree to the member being bound by the constitution of that corporation; and

(c) execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that member.

22. TRANSFER OF SHARES

22.1 Instrument of transfer

A member may transfer a share by a document the form of which is permitted by law and which is signed by or on behalf of both the transferor and the transferee. The Company must not register a transfer that does not comply with this rule.

22.2 Refusal to register transfer

The Board may, without giving any reason, refuse to register a transfer of shares and, subject to section 259C, must not register a transfer to a subsidiary of the Company. If the Board refuses to register a transfer, the Company must give the transferee notice of the refusal within two months after the date on which the transfer was delivered to it.

22.3 Transferor remains holder until transfer registered

The transferor of a share remains the holder of it until the transfer is registered and the name of the transferee is entered in the Register in respect of it.

23. SHARE CAPITAL

23.1 Capitalisation of profits

The Company may capitalise profits, reserves or other amounts available for distribution to members. Subject to the terms of issue of shares, members are entitled to participate in a capital distribution in the same proportions in which they are entitled to participate in dividends.

23.2 Conversion of shares

Subject to Part 2H.1 and rules 18.2 and 23.6, the Company may convert:

(a) an ordinary share into a preference share; and

(b) a preference share into an ordinary share; and

(c) all or any of its shares into a larger or smaller number of shares by ordinary resolution.

23.3 Reduction of capital

The Company may reduce its share capital:

(a) by reduction of capital in accordance with Division 1 of Part 2J.1;

(b) by buying back shares in accordance with Division 2 of Part 2J.1;

(c) in the ways permitted by sections 258E and 258F; or

(d) in any other way for the time being permitted by the Act.

23.4 Payments in kind

Where the Company reduces its share capital in accordance with Division 1 of Part 2J.1, it may do so by way of payment of cash, distribution of specific assets (including shares or other securities in another corporation), or in any other manner permitted by law. If the reduction is by distribution of specific assets, the Board may:

(a) fix the value of any assets distributed;

(b) make cash payments to members on the basis of the value fixed so as to adjust the rights of members between themselves; and

(c) vest an asset in trustees.

23.5 Payment in kind by way of securities in another corporation

Where the Company reduces its share capital by way of distribution of specific assets, being shares or other securities in another corporation, each member is taken to have agreed to become a member of that corporation and to have agreed to be bound by the constitution of that corporation. Each member also appoints each Director and each Secretary their agent and attorney to:

(a) agree to the member becoming a member of that corporation;

(b) agree to the member being bound by the constitution of that corporation; and

(c) execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that member.

23.6 Variation of rights

If the Company issues different classes of shares, or divides issued shares into different classes, the rights attached to shares in any class may (subject to sections 246C and 246D) be varied or cancelled only:

(a) with the written consent of the holders of a majority of the issued shares of the class affected; or

(b) by ordinary resolution passed at a meeting of the holders of the issued shares of the class affected.

Subject to the terms of issue of shares, the rights attached to a class of shares are not treated as varied by the issue of further shares of that class.

24. WINDING UP

24.1 Entitlement of members

Subject to the terms of issue of shares and this rule 24.1, the surplus assets of the Company remaining after payment of its debts are divisible among the members in proportion to the number of fully paid shares held by them and, for this purpose, a partly paid share is counted as a fraction of a fully paid share equal to the proportion which the amount paid on it bears to the total issue price of the share.

24.2 Distribution of assets generally

If the Company is wound up, the liquidator may, with the sanction of a special resolution:

(a) divide the assets of the Company among the members in kind;

(b) for that purpose fix the value of assets and decide how the division is to be carried out as between the members and different classes of members; and

(c) vest assets of the Company in trustees on any trusts for the benefit of the members the liquidator thinks appropriate.

24.3 No distribution of liabilities

The liquidator cannot compel a member to accept marketable securities in respect of which there is a liability as part of a distribution of assets of the Company.

24.4 Distribution not in accordance with legal rights

If the liquidator decides on a division or vesting of assets of the Company under rule 24.2 which is not in accordance with the legal rights of the contributories, any contributory who would be prejudiced by it has a right to dissent and ancillary rights as if that decision were a special resolution passed under section 507.

25. NOTICES

25.1 Notices by Company

Unless this constitution provides otherwise, a notice is properly given by the Company to a person, or by the Holding Company to the Company, if it is in writing signed on behalf of the Company or the Holding Company (as the case requires and by original or printed signature)and either left at the addressee's address or sent to the addressee by mail, fax or electronic message.

The notice is taken to have been received:

(a) if delivered personally or sent by fax or electronic message:

  (i) by 5.00 pm (local time in the place of receipt) on a business day - on that day; or

  (ii) after 5.00 pm (local time in the place of receipt) on a business day, or on a day that is not a business day - on the next business day; and

(b) if sent by mail, one business day after posting.

A certificate in writing, signed by a Director or Secretary of the Company stating that a notice was sent, is conclusive evidence of service.

25.2 Business days

For the purposes of rule 25.1, a business day is a day that is not a Saturday, Sunday or public holiday in the place to which the notice is sent.

Schedule

TERMS OF ISSUE OF PREFERENCE SHARES

1. Definitions

The following definitions apply in relation to a preference share issued under rule 18.2(a).

Dividend Amount for any Dividend Period means the amount calculated as

$$DA = \frac{DR \times N}{365}$$

where:

DA = Dividend Amount;

DR = Dividend Rate; and

N = number of days in the relevant Dividend Period.

Dividend Date means a date specified in the Issue Resolution on which a dividend in respect of that preference share is payable.

Dividend Period means:

(a) the period that begins on and includes the Issue Date and ends on and includes the day before the first Dividend Date after the Issue Date; and

(b) the period that begins on and includes each Dividend Date and ends on and includes the day before the next Dividend Date; and

(c) the period that begins on and includes the last Dividend Date and ends on and includes the day before the Redemption Date.

Dividend Rate means the rate specified in the Issue Resolution for the calculation of the amount of dividend to be paid on that preference share on any Dividend Date.

franked dividend means a distribution franked in accordance with section 202-5 of the Tax Act.

Issue Date means the date on which the share is issued.

Issue Resolution means the resolution passed under clause 2 of this schedule.

redeemable preference share means a preference share which the Issue Resolution specifies is liable to be redeemed:

at a fixed time or on the happening of a particular event;

at the Company's option; or

at the holder's option.

Redemption Amount in relation to a redeemable preference share means the amount specified in the Issue Resolution to be paid on redemption of that share.

Redemption Date in relation to a redeemable preference share, means the date on which the Issue Resolution requires the Company to redeem that share.

Tax Act means the *Income Tax Assessment Act 1936* (Cth), the *Income Tax Assessment Act 1997* (Cth), or both, as applicable.

2. Issue Resolution

If the Board resolves to issue a preference share, it must pass an Issue Resolution which specifies:

(a) the Dividend Date;

(b) the Dividend Rate;

(c) whether dividends are cumulative or non-cumulative;

(d) the priority with respect to payment of dividends and repayment of capital over other classes of shares;

(e) whether the share is a redeemable preference share or not, and if so:

(i) the Redemption Amount; and

(ii) if the share is redeemable at the end of a fixed period, the Redemption Date, or otherwise the circumstances (if any) in which the share is redeemable at the option of the holder or of the Company, the way in which that option must be exercised and the way in which the resulting Redemption Date is ascertained,

and may also specify that the dividend must be a franked dividend or must not be a franked dividend.

3. Franked dividends

If the Issue Resolution specifies that the dividend on preference shares must be a franked dividend, it may also specify:

(a) the extent to which the dividend must be franked (within the meaning of the Tax Act); and

(b) the consequences of the dividend not being franked to that extent, which may include an increase of the dividend by an amount equal to the additional amount of franking credit which would have been imputed to the holder of the share under the Tax Act if the dividend had been franked in accordance with the Issue Resolution.

4. Dividend entitlement

The holder of a preference share is entitled to be paid on each Dividend Date or, in the case of the final dividend payable on the share, on the Redemption Date, in priority to any payment of dividend on any other class of shares over which the relevant Issue Resolution or rights conferred under rule 18.2(b) give it priority, a preferential dividend of the Dividend Amount for the Dividend Period ending on the day before that Dividend Date or the Redemption Date (as the case may be).

The dividend entitlement is cumulative if the Issue Resolution states that it is cumulative and otherwise is non-cumulative.

5. Priority on winding up

The holder of a preference share is entitled, on a winding up, to payment in cash of:

(a) the amount then paid up on the share; and

(b) if the Issue Resolution states that dividends are cumulative, any arrears of dividend,

in priority to any payment to the holders of ordinary shares and any other class of preference share over which the relevant Issue Resolution or rights conferred under rule 18.2(b) give it priority, but has no right to participate in surplus assets and profits of the Company.

6. Voting

The holder of a preference share has no right to vote at any meeting of members except:

(a) if the Issue Resolution states that dividends are cumulative, during a period during which a dividend on the share is in arrears; and

(b) if approval of preference shareholders is required under Part 2J.1:

   (i) on a proposal to reduce the Company's share capital; or

   (ii) on a resolution to approve the terms of a buy-back agreement,

   on that proposal or resolution; and

(c) on a proposal that affects rights attached to the share.

7. Notices and financial reports

The Company must give the holder of a preference share notice of each meeting of members in accordance with rule 12 and send the holder financial reports in accordance with rule 17.2.

8. Redemption of redeemable preference shares

Subject to the Act, the Company must redeem a redeemable preference share on the Redemption Date by paying the Redemption Amount to the holder in cash, by cheque or in any other form that the holder agrees to in writing. If the Company sends the holder of a redeemable preference share a cheque for the Redemption Amount, the share is redeemed on the date on which rule 25.1(b) would treat the cheque as being received by the holder, whether or not the holder has presented the cheque. If the holder of a redeemable preference share does not present a cheque for the Redemption Amount within a reasonable period after it is sent, the Company must deal with the Redemption Amount in accordance with the law relating to unclaimed money in the Company's jurisdiction of registration.

9. Equal ranking issues

Subject to the terms of issue of any particular class of preference share, the issue of further preference shares that rank equally with any issued preference shares is not taken to affect the rights of the holders of the existing preference share whether or not the Dividend Rate for the new preference share is the same as or different from that applicable to that preference share.

SIGNED by each person who consents to become a member of the Company with effect from registration as evidence of that person's agreement to the terms of this constitution.

signature of person who consents to be a member	signature and address of witness
	3 Times Square New York, NY 10036

III Middlebury Holdings Pty Ltd

Certificate of Registration of a Company

ASIC
Australian Securities & Investments Commission

This is to certify that

MIDDLEBURY HOLDINGS PTY LIMITED

Australian Company Number 610 399 034

is a registered company under the Corporations Act 2001 and is taken to be registered in Victoria.

The company **is limited by shares.**

The company is a **proprietary** company.

The day of commencement of registration is **the twenty-seventh day of January 2016.**

Issued by the
Australian Securities and Investments Commission
on this twenty-seventh day of January, 2016.

Greg Medcraft
Chairman


CORRS
CHAMBERS
WESTGARTH
lawyers

Constitution of Middlebury Holdings Pty Limited

Ref: JRS/WH 15098438/1

Contents

1 Name of Corporation 1

2 Status of the Constitution 1

2.1 Constitution of the Company 1
2.2 Replaceable Rules 1

3 Interpretation 1

3.1 Definitions 1
3.2 Interpretation 2

4 Member's liability 2

4.1 Liability to contribute 2
4.2 Limited liability 2

5 Member resolutions 2

6 Appointment and removal of Directors 2

6.1 Number of Directors 2
6.2 Appointment of Directors 3
6.3 Removal of Director 3
6.4 Cessation of directorship 3
6.5 Resignation of Directors 3

7 Powers and duties of Board 3

8 Negotiable instruments 4

9 Managing Director 4

10 Alternate Directors 4

10.1 Appointment and terms of appointment 4
10.2 No liability 5
10.3 Remuneration of alternate 5
10.4 Notice and attendance at Board meetings 5
10.5 Voting of alternate 5
10.6 Termination of appointment of alternate 5
10.7 Cessation of appointment of alternate 5

11 Remuneration and reimbursement for expenses 6

11.1 Remuneration of Director 6
11.2 Reimbursement of expenses 6

12 Board and committee meetings 6

12.1 Convening meetings 6
12.2 Notice of meetings 6
12.3 Omission to give notice 6
12.4 Use of technology 7
12.5 Quorum at meetings 7
12.6 Chair of meetings 7

12.7	Passing resolutions at meetings	8
12.8	Casting vote	8
12.9	Conduct of meetings	8
12.10	Written resolutions	8
13	**Director's interests**	**8**
13.1	Declaration of interest	8
13.2	Voting by interested Directors	8
14	**Appointment of Secretary**	**9**
15	**Financial records**	**9**
15.1	Member's access to financial records	9
15.2	Directors' access to financial records	9
15.3	Access to financial records after ceasing to be a Director	9
16	**Notices**	**9**
16.1	General	9
16.2	How to give a communication	9
16.3	Communications by post	10
16.4	Communications by fax	10
16.5	Communications by email	10
16.6	After hours communications	10
17	**Indemnity and insurance**	**10**
17.1	Indemnity	10
17.2	Documenting indemnity	11
17.3	Insurance	11
18	**Winding up**	**11**

1 Name of Corporation

The name of the company is **Middlebury Holdings Pty Limited.**

2 Status of the Constitution

2.1 Constitution of the Company

This is the constitution of the Company.

2.2 Replaceable Rules

This Constitution displaces the Replaceable Rules, accordingly, none of the Replaceable Rules apply.

3 Interpretation

3.1 Definitions

In this Constitution:

Board means the Directors and alternates present at a meeting, duly convened as a Board meeting, at which a quorum is present.

Business Day means a day which is not a Saturday, Sunday or bank or public holiday in Sydney, NSW.

Company means Middlebury Holdings Pty Limited.

Constitution means the constitution for the time being of the Company as constituted by this document and any resolutions of the Company modifying this document.

Corporations Act means the *Corporations Act 2001* (Cth).

Director means a person who is a director for the time being of the Company and **Directors** means more than one Director, and in relation to rules applying to meetings of the Board, including voting by Directors and material personal interests, references to Directors includes alternates.

Managing Director means any person appointed for the time being as a managing director of the Company.

Member means the person who is, or who is registered as, the member of the Company.

Register of Members means the register of Members maintained pursuant to the Corporations Act.

Replaceable Rules means the replaceable rules applicable to a proprietary limited company with share capital set out in the Corporations Act.

Secretary means any person appointed for the time being as, or to perform the functions of, secretary of the Company.

Share means any share in the share capital of the Company, and **Shares** means more than one Share.

3.2 Interpretation

In this Constitution:

(a) the words "including", "include" and "includes" are to be construed without limitation;

(b) a reference to legislation is to be construed as a reference to that legislation, any subordinate legislation under it, and that legislation and subordinate legislation as amended, re-enacted or replaced for the time being;

(c) headings are used for convenience only and are not intended to affect the interpretation of this Constitution; and

(d) a word or expression defined in the Corporations Act and used, but not defined, in this Constitution has the same meaning given to it in the Corporations Act.

4 Member's liability

4.1 Liability to contribute

Subject to this Constitution, the Member, and each person who was a Member during the year ending on the day of the commencement of the winding up of the Company undertakes to contribute to the property of the Company for:

(a) payment of debts and liabilities of the Company;

(b) payment of the costs, charges and expenses of winding up; and

(c) any adjustment of the rights of the contributories among Members.

4.2 Limited liability

The amount that the Member or any past Member is liable to contribute is limited to the amount unpaid on each partly paid Share of which that person is or was the registered holder.

5 Member resolutions

The Member may pass a resolution by the Member recording it and signing the record.

6 Appointment and removal of Directors

6.1 Number of Directors

The Company must have at least one Director. At least one Director must reside ordinarily in Australia.

6.2 Appointment of Directors

(a) The Company may by resolution appoint a natural person as a Director.

(b) The Board may by resolution at a Board meeting appoint a natural person as a Director, as an additional Director or to fill the office of a Director vacated when a Director ceases to be a Director.

(c) An appointment of a person as a Director is not effective unless a signed consent to the appointment is provided by that person to the Company. The appointment of a person as a Director will take effect on the later of the date of appointment and the date on which the Company receives the signed consent.

6.3 Removal of Director

The Company may remove a Director by resolution.

6.4 Cessation of directorship

A person ceases to be a Director and the office of Director is vacated if the person:

(a) is removed from office as a Director by a resolution of the Company;

(b) resigns as a Director in accordance with this Constitution;

(d) is subject to assessment or treatment under any mental heath law and the Board resolves that the person should cease to be a Director;

(e) dies;

(f) is disqualified from acting as a director under the Corporations Act; or

(g) is required by the Board to resign or vacate the office of Director.

6.5 Resignation of Directors

A Director may resign from the office of Director by giving notice of resignation to the Company at its registered office.

7 Powers and duties of Board

(a) Subject to this Constitution and the Corporations Act, the activities of the Company are to be managed by, or under the direction of, the Board.

(b) Subject to this Constitution and the Corporations Act, the Board may exercise all powers of the Company that are not required to be exercised by the Company.

(c) The powers of the Board include the power to:

(i) borrow or otherwise raise money;

(ii) mortgage, charge (including in the form of a floating charge) any of the Company's assets (both present and future); and

(iii) issue debentures and other securities, and any instrument (including any bond).

(d) The Board may delegate any of its powers to:

  (i) a Director;

  (ii) a committee of Directors;

  (iii) an employee of the Company; or

  (iv) any other person.

(e) The Directors may act in the best interests of the Company's holding company.

8 Negotiable instruments

All negotiable instruments and all receipts for money paid to the Company must be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board may determine.

9 Managing Director

(a) The Board may appoint one or more of the Directors to the office of Managing Director for such period, and on such terms (including as to remuneration), as the Board determines.

(b) The Board may confer on a Managing Director any of the powers that the Board may exercise.

(c) The Board may vary or revoke a conferral of any power on the Managing Director.

(d) The Board may at any time vary or revoke an appointment of a Managing Director.

(e) A person ceases to be a Managing Director if they cease to be a Director.

10 Alternate Directors

10.1 Appointment and terms of appointment

(a) Any Director may appoint a natural person to act as the alternate of that Director and may specify the terms of the alternate's appointment. The terms of that appointment may provide for the alternate to exercise some or all of the powers of that Director.

(b) A person may be appointed as the alternate of more than one Director.

(c) An alternate is not an agent of the Director appointing the alternate.

(d) The Director appointing an alternate must give notice to the Company of that appointment. If the notice does not detail the terms of the appointment, the alternate will have the power to exercise all of the powers of the Director. The appointment will continue until notice of termination of the appointment is received by the Company.

(e) Where the alternate is not a Director, an appointment of a person as an alternate is not effective until a signed consent to the appointment is provided by that person to the Company. Accordingly, such an appointment will take effect on the later of the date of appointment and the date on which the Company received the signed consent.

10.2 No liability

The Company is not responsible for ensuring that the terms of appointment of an alternate are complied with and accordingly, is not liable if those terms are not complied with.

10.3 Remuneration of alternate

An alternate is not entitled to receive any fee (or other remuneration) from the Company for services performed as an alternate.

10.4 Notice and attendance at Board meetings

If the notice appointing the alternate provides that the alternate is to receive notice of Board meetings, the Company must provide each alternate with notice. By notice to the Company, the Director who appointed an alternate may at any time require that the notice of Board meetings cease to be given to the alternate.

10.5 Voting of alternate

An alternate is entitled to a vote for each Director that the alternate represents in addition to any vote the alternate may have as a Director in the alternate's own right.

10.6 Termination of appointment of alternate

(a) A Director who appointed an alternate may terminate the appointment of the alternate at any time by notice to the alternate, the Directors and the Company.

(b) An alternate may terminate the alternate's appointment at any time by notice to the Directors and the Company.

(c) A termination of appointment does not take effect until the Company has received notice of termination.

10.7 Cessation of appointment of alternate

An alternate ceases to be an alternate if the person who appointed that alternate ceases to be a Director.

11 Remuneration and reimbursement for expenses

11.1 Remuneration of Director

The Company may pay a Director any fee (or other remuneration) it determines by resolution for services performed as a Director.

11.2 Reimbursement of expenses

Directors and alternates are entitled to be reimbursed by the Company for reasonable costs and expenses incurred or to be incurred in connection with:

(a) attendance at meetings of the Board or committees of the Board; and

(b) the Company's business.

12 Board and committee meetings

12.1 Convening meetings

(a) In the ordinary course, the Secretary will convene Board meetings in accordance with the determinations of the Board.

(b) A Director may at any time convene a Board meeting or a meeting of any committee of the Board of which that Director is a member by notice to the other Directors.

12.2 Notice of meetings

(a) Reasonable notice of each Board or committee meeting must be given to the Directors and each alternate entitled to receive notice (if any) and in the case of each committee meeting each member of the committee.

(b) Each notice must state:

(i) the date, time and place (or places) of the Board or committee meeting;

(ii) the general nature of the business to be conducted at the Board or committee meeting; and

(iii) any proposed resolutions.

12.3 Omission to give notice

No resolution passed at or proceedings at any Board or committee meeting will be invalid because of any unintentional omission or error in giving or not giving notice of:

(a) that Board or committee meeting;

(b) any change of place (or places) of that Board or committee meeting;

(c) postponement of that Board or committee meeting; or

(d) resumption of that adjourned Board or committee meeting.

12.4 Use of technology

(a) A Board or committee meeting may be convened or held using any technology consented to by all Directors in the case of a Board meeting or all committee members in the case of a committee of the Board. The consent may be a standing one. A Director may withdraw consent to the use of a particular technology within a reasonable time period before a Board or committee meeting.

(b) If a number of Directors equal to the quorum is able to hear or to see and to hear each other Director contemporaneously using any technology consented to by all Directors, there is a meeting and that meeting is quorate. The rules relating to meetings of Directors apply to each such meeting as determined by the chair of the meeting.

(c) A Director participating at a meeting using technology consented to by all Directors is treated as being present in person at the meeting.

(d) A meeting using technology consented to by all Directors is to be taken to be held at the place determined by the chair of the meeting.

(e) A Director is presumed conclusively to have been present and to have formed part of a quorum at all times during a meeting using technology consented to by all Directors, unless the chair consents to that Director leaving in which case that Director will be treated as having been present until that Director leaves.

12.5 Quorum at meetings

(a) A quorum at a Board meeting is at least two of the Directors present in person. A quorum for a committee meeting is at least two members of the committee at least two of whom must be Directors present in person. The quorum must be present at all times during the Board or committee meeting.

(b) If there is only one Director, that sole Director must pass resolutions in writing by recording each resolution and signing the record of that resolution.

12.6 Chair of meetings

(a) At the first Board or committee meeting a chair will be elected from the Directors present in person (not by alternate). The person that has been elected as chair may chair each subsequent Board or committee meeting. At any subsequent Board or committee meeting, a new chair may be elected. On the election of the new chair, the new chair will chair subsequent Board or committee meetings. The Directors may elect a Director to chair a Board or committee meeting by a majority vote.

(b) If the chair is not present within 30 minutes after the time appointed for a Board or committee meeting or if the chair is unwilling or unable to act as chair for the whole or any part of that Board or committee meeting, the Directors present may elect a Director present to chair that Board or committee meeting.

12.7 Passing resolutions at meetings

(a) A resolution of the Board or a committee of the Board must be passed by a majority of the votes cast by the Directors and committee members entitled to vote on the resolution.

(b) Each Director and committee member present in person or by alternate is entitled to vote and has one vote.

12.8 Casting vote

If on any resolution an equal number of votes are cast for and against a resolution, the chair has the casting vote in addition to any vote cast by the chair as a Director.

12.9 Conduct of meetings

The chair of each Board and committee meeting has charge of conduct of that meeting, of the procedures to be adopted and the application of those procedures at that meeting.

12.10 Written resolutions

The Board or a committee of the Board may pass a resolution without a Board meeting or committee meeting being held if a majority of the Directors and committee members entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document. For this purpose, signatures can be contained in more than one document, with each document to be identical to each other document.

13 Director's interests

13.1 Declaration of interest

(a) Any Director who has a material personal interest in a contract or proposed contract of the Company, holds any office or owns any property such that the Director might have duties or interests which conflict or may conflict either directly or indirectly with the Director's duties or interests as a Director, must give the Board notice of the interest at a Board meeting.

(b) A notice of a material personal interest must set out:

(i) the nature and extent of the interest; and

(ii) the relation of the interest to the affairs of the Company.

(c) The notice must be provided to the Board at a Board meeting as soon as practicable.

13.2 Voting by interested Directors

If a Director who has a material personal interest in a matter that is being considered at a Board meeting and has provided notice to the Board in accordance with this Constitution:

(a) the Director may vote on the matter at a meeting;

(b) any transactions that relate to the material personal interest may proceed;

(c) the Director may retain benefits under the transaction even though the Director has a material personal interest; and

(d) the Company cannot avoid the transaction merely because of the existence of the interest.

14 Appointment of Secretary

(a) The Board may appoint a natural person to act as Secretary on the terms and for such a period as the Board may determine.

(b) Any Secretary appointed may be removed at any time by the Board.

15 Financial records

15.1 Member's access to financial records

The Board or the Company may by resolution authorise the Member to inspect books of the Company.

15.2 Directors' access to financial records

Any Director may at any time access and inspect any financial record and any other record of the Company.

15.3 Access to financial records after ceasing to be a Director

The Board may determine that any person who is to cease or has ceased to be a Director may continue to have access to and inspect any financial record and any other record of the Company relating to the time during which the person was a Director.

16 Notices

16.1 General

Any notice, statement or other communication under this Constitution must be in writing, except that any notice convening a Board meeting does not need to be in writing.

16.2 How to give a communication

In addition to any other way allowed by the Corporations Act, a notice or other communication may be given by being:

(a) personally delivered;

(b) left at the person's current address as recorded in the Register of Members;

(c) sent to the person's address as recorded in the Register of Members by pre-paid ordinary mail or, if the address is outside Australia, by pre-paid airmail;

(d) sent by fax to the person's current fax number for notices; or

(e) sent by email to the person's current email address for notices.

16.3 Communications by post

A communication is given if posted:

(a) within Australia to an Australian address, three Business Days after posting;

(b) outside Australia to an address outside Australia, ten Business Days after posting.

16.4 Communications by fax

A communication is given if sent by fax, when the sender's fax machine produces a report that the fax was sent in full to the addressee. That report is conclusive evidence that the addressee received the fax in full at the time indicated on that report.

16.5 Communications by email

A communication is given if sent by email, when the information system from which the email was sent produces a confirmation of delivery report which indicates that the email has entered the information system of the recipient, unless the sender receives a delivery failure notification, indicating that the email has not been delivered to the information system of the recipient.

16.6 After hours communications

If a communication is given:

(a) after 5:00 pm in the place of receipt; or

(b) on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9:00 am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

17 Indemnity and insurance

17.1 Indemnity

(a) To the extent permitted by the Corporations Act and subject to the Corporations Act, the Company may indemnify each officer, Director and Secretary or any person who has been an officer, Director or Secretary of the Company out of the assets of the Company against any liability, loss, damage, cost or expense incurred or to be incurred by the officer, Director or Secretary in or arising out of the conduct of any activity of the Company or in or arising out of the proper performance of the officer's,

Director's or Secretary's duties including any liability, loss, damage, cost, charge and expense incurred by that officer, Director or Secretary in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by the officer, Director or Secretary, in which judgment is given in the officer's, Director's or Secretary's favour or in which the officer, Director or Secretary is acquitted or in connection with any application in relation to any such proceedings in which relief is granted by the court to the officer, Director or Secretary.

(b) This indemnity is not intended to indemnify any officer Director or Secretary in respect of any liability in respect of which the Company must not give an indemnity, and should be construed and, if necessary, read down accordingly.

17.2 Documenting indemnity

The Company may enter into an agreement containing an indemnity in favour of any officer Director or Secretary. The Board will determine the terms of the indemnity contained in the agreement.

17.3 Insurance

(a) To the extent permitted by the Corporations Act and subject to the Corporations Act, the Company may pay any premium in respect of a contract of insurance between an insurer and an officer, Director or Secretary or any person who has been an officer, Director or Secretary of the Company in respect of the liability suffered or incurred in or arising out of the conduct of any activity of the Company and the proper performance by the officer, Director or Secretary of any duty.

(b) If the Board determines, the Company may execute a document containing rules under which the Company agrees to pay any premium in relation to such a contract of insurance.

18 Winding up

If the Company is wound up any property that remains after satisfaction of all debts and liabilities of the Company and the payment of the costs, charges and expenses of winding up must be distributed to the Member.

JJJ Chi-X Japan Limited

```
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*                          *
*  チャイエックス・ジャパン株式会社  *
*                          *
*     定        款         *
*                          *
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```

チャイエックス・ジャパン株式会社

定　款

平成21年2月23日　作　成
平成21年9月10日　変　更
平成21年12月1日　変　更
平成21年12月17日　変　更
平成22年1月8日　変　更
平成23年4月21日　変　更
平成23年6月24日　変　更
平成28年9月28日　変　更
平成29年2月2日　変　更



チャイエックス・ジャパン株式会社　　定　款

第1章　総　　　則

（商　号）
第 1 条
　当会社はチャイエックス・ジャパン株式会社と称し、英語ではChi-X Japan Limitedと表示する。

（目　的）
第 2 条
　当会社は次の事業を営むことを目的とする。
① 有価証券の売買、有価証券指数等先物取引、有価証券オプション取引または外国市場証券先物取引
② 有価証券の売買、有価証券指数等先物取引、有価証券オプション取引または外国市場証券先物取引の媒介、取次ぎまたは代理、および次に掲げる取引の委託の媒介、取次ぎまたは代理
　イ．有価証券市場における有価証券の売買、有価証券指数等先物取引、有価証券オプション取引
　ロ．外国有価証券市場における有価証券の売買または外国市場証券先物取引
③ 有価証券の保護預り業務
④ 有価証券の貸借業務またはその媒介もしくは代理
⑤ 口座管理機関として行う振替業
⑥ その他証券業に付随する業務
⑦ 通貨の売買、媒介、取次ぎ、代理業務
⑧ 他の事業者の経営に関する相談に応じる業務
⑨ 他の事業者の業務に関する電子計算機のプログラムの作成または販売ならびに計算受託業務
⑩ 関係会社の総務・人事・経理・財務の各業務について指導助言および代行業務ならびにこれら業務に関連するシステムの開発・保守またはデータ通信機器の管理
⑪ 関係会社の法令順守業務、内部監査業務またはリスク管理業務の各業務についての指導助言および代行業務ならびにこれら業務に関連するシステムの開発・保守またはデータ通信機器の管理
⑫ 投資業
⑬ 融資、保証および債権買取を含めた信用供与とその斡旋ならびに仲介
⑭ 証券および金融に関する各種情報提供サービス業ならびに助言指導業務
⑮ その他金融サービスおよび前各号に附帯関連する一切の業務

（本店の所在地）
第 3 条
　当会社は、本店を東京都港区に置く。

（機　関）
第 4 条
　当会社は、株主総会および取締役のほか、次の機関を置く。
　(1)　　取締役会
　(2)　　監査役
　(3)　　会計監査人

（公告方法）
第 5 条
　当会社の公告は、官報に掲載する方法により行う。

第2章　　株　　　　式

（発行可能株式総数）
第 6 条
　当会社の発行可能株式総数は、100,000 株とする。

（株式の譲渡制限）
第 7 条
　当会社の株式の譲渡による取得については、取締役会の承認を要する。

（株式の割当てを受ける権利等の決定）
第 8 条
　当会社は、当会社の株式（自己株式を含む。）または新株予約権を引き受ける者の募集において、株主に株式または新株予約権の割当てを受ける権利を与える場合は、取締役会の決議により、その募集事項および会社法第 202 条第 1 項各号または第 241 条第 1 項各号に掲げる事項を定める。

第3章　　株　主　総　会

（株主総会の招集）
第 9 条
　定時株主総会は、毎事業年度終了後 3 か月以内にこれを招集し、臨時株主総会は、必要がある場合に招集する。

（総会の招集権者および議長）
第 10 条
1.　株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき当会社の代表取締役または会長がこれを招集し、議長となる。
2.　代表取締役および会長に事故があるときは、予め取締役会の定めた順序により他の取締役がこれに代わる。

（招集通知）
第 11 条
株主総会の招集通知は、各株主に対し、会日の 1 週間前までに、会議の目的たる事項を記載または記録してこれを発する。但し、その総会において議決権を行使することができる株主全員の同意があるときは、招集手続を省略し、または通知期間を短縮して株主総会を開催することができる。

（決議方法）
第 12 条
株主総会の決議は、法令または定款に別段の定めがある場合のほか、当会社の議決権を行使することができる株主の議決権の過半数を有する株主が出席し、その議決権の過半数の賛成をもってこれをなす。

（議決権の代理行使）
第 13 条
株主は、代理人によって議決権を行使することができる。代理人は当会社の株主であることを要しないが、株主または代理人は、株主総会毎にその代理権を証明する書面を当会社に提出しなければならない。

（総会の議事録）
第 14 条
株主総会の議事の経過の要領およびその結果ならびにその他法令に定める事項は議事録に記載または記録する。

第４章　　取締役および取締役会

（取締役の員数）
第 15 条
当会社の取締役は３名以上とする。

（取締役の選任）
第 16 条
1. 取締役は、株主総会の決議によって選任する。
2. 取締役の選任は累積投票によらない。

（任　期）
第 17 条
1. 取締役の任期は、その選任後２年以内に終了する事業年度のうち最終のものに関する定時株主総会終結の時までとする。
2. 補欠として、または増員により選任された取締役の任期は、他の在任取締役の任期の残存期間と同一とする。

（代表取締役および役付取締役）
第 18 条
1. 当会社は取締役会の決議によって、代表取締役を選定する。
2. 当会社は取締役会の決議によって、取締役の中から、会長、社長各 1 名、副社長、専務取締役、常務取締役各若干名を選定することができる。

（取締役会の権限）
第 19 条
1. 取締役会はその決議により、法令または定款に定めるもののほか、当会社の業務執行に関するすべての重要な事項を決定する。
2. 代表取締役および当会社の業務を執行する取締役は、3 か月に 1 回以上、自己の職務の執行の状況を取締役会に報告するものとする。

（取締役会の招集権者および議長）
第 20 条
1. 取締役会は、法令に別段の定めがある場合を除き、当会社の代表取締役または会長が招集し、議長となる。
2. 代表取締役および会長に事故があるときは、予め取締役会の定めた順序により他の取締役がこれに代わる。

（取締役会の招集通知）
第 21 条
取締役会の招集通知は、各取締役および各監査役に対し会日の 4 日前までにこれを発する。但し、取締役および監査役全員の同意があるときは、招集手続を省略し、または通知期間を短縮して取締役会を開催することができる。

（取締役会の決議方法）
第 22 条
取締役会の決議は、定款に別段の定めがある場合のほか、在任取締役の過半数が出席する取締役会において、出席取締役の過半数の賛成をもって行う。

（取締役会の決議の省略）
第 23 条
当会社は取締役の全員が取締役会の決議事項について書面または電磁的記録により同意したときは、当該決議事項を可決する旨の取締役会の決議があったものとみなす。但し、監査役が異議を述べたときはこの限りではない。

（取締役会の議事録）
第 24 条
取締役会の議事の経過の要領およびその結果ならびにその他法令に定める事項は、議事録に記載または記録し、出席取締役および出席監査役がこれに署名、記名捺印または電子署名する。

（報酬等）
第 25 条
取締役の報酬、賞与その他の職務執行の対価として当会社から受ける財産上の利益（以下、「報酬等」という。）は、株主総会の決議によって定める。

（取締役との責任限定契約）
第 26 条
　当会社は、会社法第 427 条第 1 項の規定により、取締役（業務執行取締役等であるものを除く。）との間に、同法 423 条第 1 項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、法令が規定する額とする。

第５章　監　査　役

（監査役の員数）
第 27 条
　当会社の監査役は１名以上とする。

（監査役の選任）
第 28 条
　監査役は、株主総会の決議によって選任する。

（任　期）
第 29 条
1.　監査役の任期は、その選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会終結の時までとする。
2.　補欠として選任された監査役の任期は、その前任者の任期の残存期間とする。

（報酬等）
第 30 条
　監査役の報酬等は、株主総会の決議によって定める。

（監査役との責任限定契約）
第 31 条
　当会社は、会社法第 427 条第１項の規定により、監査役との間に、同法 423 条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、法令が規定する額とする。

第６章　計　　算

（事業年度）
第 32 条
　当会社の事業年度は毎年４月１日から翌年３月 31 日までとする。

（剰余金の配当）
第 33 条
1.　当会社は、株主総会の決議により、剰余金の配当を行う。
2.　当会社の期末配当の基準日は、毎年３月 31 日とする。
3.　前項のほか、基準日を定めて剰余金の配当を行うことができる。

（中間配当）
第 34 条
　当会社は、取締役会の決議により、毎年 9 月 30 日を基準日として中間配当を行うことができる。

（配当金の除斥期間）
第 35 条
1.　配当財産が金銭である場合には、その支払提供の日から満 3 年を経過しても受領されないときは、当会社はその支払の義務を免れる。
2.　未払の配当金には利息をつけない。

以上当社の現在の定款に相違ありません。

チャイエックス・ジャパン株式会社
代表取締役　　　色川　徹



履歴事項全部証明書

東京都港区赤坂四丁目９番２５号新東洋赤坂ビル
チャイエックス・ジャパン株式会社

会社法人等番号	０１０４－０１－０８０９６２	
商　号	チャイエックス・ジャパン株式会社	
本　店	東京都港区赤坂五丁目３番１号	
	東京都港区赤坂四丁目９番２５号新東洋赤坂ビル	平成２４年　７月１７日移転 平成２４年　７月１７日登記
公告をする方法	官報に掲載する方法により行う。	
会社成立の年月日	平成２１年３月１７日	
目　的	①　有価証券の売買、有価証券指数等先物取引、有価証券オプション取引または外国市場証券先物取引 ②　有価証券の売買、有価証券指数等先物取引、有価証券オプション取引または外国市場証券先物取引の媒介、取次ぎまたは代理、および次に掲げる取引の委託の媒介、取次ぎまたは代理 　イ．有価証券市場における有価証券の売買、有価証券指数等先物取引、有価証券オプション取引 　ロ．外国有価証券市場における有価証券の売買または外国市場証券先物取引 ③　有価証券の保護預り業務 ④　有価証券の貸借業務またはその媒介もしくは代理 ⑤　口座管理機関として行う振替業 ⑥　その他証券業に付随する業務 ⑦　通貨の売買、媒介、取次ぎ、代理業務 ⑧　他の事業者の経営に関する相談に応じる業務 ⑨　他の事業者の業務に関する電子計算機のプログラムの作成または販売ならびに計算受託業務 ⑩　関係会社の総務・人事・経理・財務の各業務について指導助言および代行業務ならびにこれら業務に関連するシステムの開発・保守またはデータ通信機器の管理 ⑪　関係会社の法令順守業務、内部監査業務またはリスク管理業務の各業務についての指導助言および代行業務ならびにこれら業務に関連するシステムの開発・保守またはデータ通信機器の管理 ⑫　投資業 ⑬　融資、保証および債権買取を含めた信用供与とその斡旋ならびに仲介 ⑭　証券および金融に関する各種情報提供サービス業ならびに助言指導業務 ⑮　その他金融サービスおよび前各号に附帯関連する一切の業務	

発行可能株式総数	１０万株	平成２３年　４月２１日変更 平成２３年　５月　２日登記
発行済株式の総数並びに種類及び数	発行済株式の総数 ５万６５００株	平成２９年　６月２０日変更 平成２９年　６月２８日登記
	発行済株式の総数 ５万７５００株	平成３０年　３月２３日変更 平成３０年　４月　４日登記
	発行済株式の総数 ５万９１００株	令和　３年　１月２１日変更 令和　３年　１月２５日登記
資本金の額	金１４億１０１０万円	平成２９年　６月２０日変更 平成２９年　６月２８日登記
	金１４億３５１０万円	平成３０年　３月２３日変更 平成３０年　４月　４日登記
	金１４億７５１０万円	令和　３年　１月２１日変更 令和　３年　１月２５日登記
株式の譲渡制限に関する規定	当会社の株式の譲渡による取得については、取締役会の承認を要する。	
役員に関する事項	取締役　ティエリー・ポルテ	平成２８年　６月２０日重任 平成２８年　７月　８日登記
	取締役　ティエリー・ポルテ	平成３０年　６月２６日重任 平成３０年　７月　９日登記
	取締役　ティエリー・ポルテ	令和　２年　６月１９日重任 令和　２年　６月２３日登記

	取締役　　西　田　恵　美	平成２８年　９月２８日就任
		平成２８年１０月１２日登記
	取締役　　西　田　恵　美	平成３０年　６月２６日重任
		平成３０年　７月　９日登記
	取締役　　西　田　恵　美	令和　２年　６月１９日重任
		令和　２年　６月２３日登記
	取締役　　ジョセフ・マイヤー	平成２８年１０月　４日就任
		平成２８年１０月１８日登記
	取締役　　ジョセフ・マイヤー	平成３０年　６月２６日重任
		平成３０年　７月　９日登記
		令和　２年　３月２５日辞任
		令和　２年　３月３０日登記
	取締役　　伊　藤　隆　敏	平成２９年　２月　２日就任
		平成２９年　２月　８日登記
	取締役　　伊　藤　隆　敏	平成３０年　６月２６日重任
		平成３０年　７月　９日登記
	取締役　　伊　藤　隆　敏	令和　２年　６月１９日重任
		令和　２年　６月２３日登記
	取締役　　色　川　徹	平成２９年　４月　３日就任
		平成２９年　４月１２日登記
	取締役　　色　川　徹	平成３０年　６月２６日重任
		平成３０年　７月　９日登記
	取締役　　色　川　徹	令和　２年　６月１９日重任
		令和　２年　６月２３日登記

	取締役　　デイヴィッド・モーガン	平成３０年　３月２３日就任
		平成３０年　４月　４日登記
	取締役　　デイヴィッド・モーガン	平成３０年　６月２６日重任
		平成３０年　７月　９日登記
	取締役　　デイヴィッド・モーガン	令和　２年　６月１９日重任
		令和　２年　６月２３日登記
	東京都港区高輪一丁目２３番２３号シティタワー高輪２３０６号 代表取締役　　色　川　　徹	平成２９年　４月　３日就任
		平成２９年　４月１２日登記
	東京都港区高輪一丁目２３番２３号シティタワー高輪２３０６号 代表取締役　　色　川　　徹	平成３０年　６月２６日重任
		平成３０年　７月　９日登記
	東京都港区高輪一丁目２３番２３号シティタワー高輪２３０６号 代表取締役　　色　川　　徹	令和　２年　６月１９日重任
		令和　２年　６月２３日登記
	監査役　　トーマス・ウィッソン	平成２８年　５月１７日就任
		平成２８年　５月２５日登記
	監査役　　トーマス・ウィッソン	令和　２年　６月１９日重任
		令和　２年　６月２３日登記

	会計監査人　新日本有限責任監査法人	平成２９年　６月２３日重任 平成２９年　６月２８日登記
	会計監査人　新日本有限責任監査法人	平成３０年　６月２６日重任 平成３０年　７月　９日登記
	会計監査人　ＥＹ新日本有限責任監査法人	平成３０年　７月　１日新日本有限責任監査法人の名称変更 平成３０年　７月　９日登記
	会計監査人　ＥＹ新日本有限責任監査法人	令和　１年　６月２０日重任 令和　１年　６月２４日登記
	会計監査人　ＥＹ新日本有限責任監査法人	令和　２年　６月１９日重任 令和　２年　６月２３日登記
非業務執行取締役等の会社に対する責任の制限に関する規定	当会社は、会社法第４２７条第１項の規定により、取締役（業務執行取締役等であるものを除く。）との間に、同法４２３条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、法令が規定する額とする。 当会社は、会社法第４２７条第１項の規定により、監査役との間に、同法４２３条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、法令が規定する額とする。 平成２８年　９月２８日設定　　平成２８年１０月１２日登記	
取締役会設置会社に関する事項	取締役会設置会社	
監査役設置会社に関する事項	監査役設置会社	
会計監査人設置会社に関する事項	会計監査人設置会社 平成２３年　６月２４日設定　　平成２３年　６月２８日登記	
登記記録に関する事項	設立 平成２１年　３月１７日登記	



東京都港区赤坂四丁目９番２５号新東洋赤坂ビル
チャイエックス・ジャパン株式会社

これは登記簿に記録されている閉鎖されていない事項の全部であることを証明した書面である。
（東京法務局港出張所管轄）

令和　３年　６月　１日
東京法務局港出張所
登記官　　　　　　　　　　　　瀧　澤　秀　行



東京法務局港出張所登記官之印

整理番号　Ｊ４５２３９９　　＊　下線のあるものは抹消事項であることを示す。

KKK Chi-X Japan Services Limited

チャイエックス・ジャパン・サービシズ株式会社

定　　　款

平成21年2月23日　作　成
平成21年12月1日　変　更

チャイエックス・ジャパン・サービシズ株式会社　定　款

第１章　総　則

（商　号）

第 1 条

当会社はチャイエックス・ジャパン・サービシズ株式会社と称し、英語では Chi-X Japan Services Limited と表示する。

（目　的）

第 2 条

当会社は次の事業を営むことを目的とする。

① 日本におけるチャイエックスグループ会社の固定資産の管理

② 日本におけるチャイエックスグループ会社に対する固定資産及び事務所の賃貸借

③ 日本におけるチャイエックスグループ会社における資産の有効活用

④ 前各号に附帯関連する一切の事業

（本店の所在地）

第 3 条

当会社は、本店を東京都港区に置く。

（機　関）

第 4 条

当会社には、株主総会および取締役のみを置く。

（公告方法）

第 5 条

当会社の公告は、官報に掲載する方法により行う。

第2章　株　　　式

（発行可能株式総数）

第 6 条

当会社の発行可能株式総数は、10,000 株とする。

（株式の譲渡制限）

第 7 条

当会社の株式の譲渡による取得については、株主総会の承認を要する。

（株式の割当てを受ける権利等の決定）

第 8 条

当会社は、当会社の株式（自己株式を含む。）または新株予約権を引き受ける者の募集において、株主に株式または新株予約権の割当てを受ける権利を与える場合は、取締役の決定により、その募集事項および会社法第 202 条第 1 項各号または第 241 条第 1 項各号に掲げる事項を定めることができる。

第3章　株 主 総 会

（株主総会の招集）

第 9 条

定時株主総会は、毎事業年度終了後 3 か月以内にこれを招集し、臨時株主総会は、必要がある場合に招集する。

（総会の招集権者および議長）

第 10 条

1. 株主総会は、法令に別段の定めがある場合を除き、取締役の決定に基づき当会社の代表取締役がこれを招集し、議長となる。
2. 代表取締役に事故があるときは、他の取締役がこれに代わる。

（招集通知）

第 11 条

株主総会の招集通知は、各株主に対し、会日の 1 週間前までに、会議の目的たる事項を記載または記録してこれを発する。但し、その総会において議決権を行使することができる株主全員の同意があるときは、招集手続を省略し、または通知期間を短縮して株主総会

を開催することができる。

（決議方法）

第 12 条

株主総会の決議は、法令または定款に別段の定めがある場合のほか、当会社の議決権を行使することができる株主の議決権の過半数を有する株主が出席し、その議決権の過半数の賛成をもってこれをなす。

（議決権の代理行使）

第 13 条

株主は、代理人によって議決権を行使することができる。代理人は当会社の株主であることを要しないが、株主または代理人は、株主総会毎にその代理権を証明する書面を当会社に提出しなければならない。

（総会の議事録）

第 14 条

株主総会の議事の経過の要領およびその結果ならびにその他法令に定める事項は議事録に記載または記録する。

第４章　取　締　役

（取締役の員数）

第 15 条

当会社の取締役は１名以上とする。

（取締役の選任）

第 16 条

1. 取締役は、株主総会の決議によって選任する。
2. 取締役の選任は累積投票によらない。

（任　期）

第 17 条

1. 取締役の任期は、その選任後 2 年以内に終了する事業年度のうち最終のものに関する定時株主総会終結の時までとする。
2. 補欠として、または増員により選任された取締役の任期は、他の在任取締役の任期の

残存期間と同一とする。

（代表取締役および役付取締役）

第 18 条

1. 取締役が 2 名以上ある場合には、取締役の互選をもって、代表取締役１名以上を選定する。
2. 当会社は取締役の互選により、取締役の中から、会長、社長各 1 名、副社長、専務取締役、常務取締役若干名を選定することができる。

（報酬等）

第 19 条

取締役の報酬、賞与その他の職務執行の対価として当会社から受ける財産上の利益は、株主総会の決議によって定める。

第５章　計　算

（事業年度）

第 20 条

当会社の事業年度は毎年 4 月 1 日から翌年 3 月 31 日までとする。

（剰余金の配当）

第 21 条

1. 当会社は株主総会の決議により、剰余金の配当を行う。
2. 当会社の期末配当の基準日は、毎年 3 月 31 日とする。

（配当金の除斥期間）

第 22 条

1. 配当財産が金銭である場合には、その支払提供の日から満 3 年を経過しても受領されないときは、当会社はその支払の義務を免れる。
2. 未払の配当金には利息をつけない。

第6章　付　　則

（設立に際して出資される財産の価額）

第 23 条

当会社の設立に際して出資される財産の価額は金 200,000 円とする。

（最初の事業年度）

第 24 条

当会社の最初の事業年度は、当会社の設立の日から平成 21 年 3 月 31 日までとする。

（発起人の氏名および住所）

第 25 条

当会社の発起人の氏名および住所は次のとおりである。

氏　　名	ジョセフ・マーシャル
住　　所	アメリカ合衆国グアム、タモン、 フランク・クッシング・ウェイ 301、 ヴィラ・カントン・ターシ 11A

（設立時発行株式に関する事項）

第 26 条

当会社の設立に際して発起人が割当てを受ける設立時発行株式の数およびその払込金額ならびに成立後の当会社の資本金および資本準備金の額は次のとおりとする。

割当株式数	1 株
払込金額	金 2,000 円
資本金の額	金 100,000 円
資本準備金の額	金 100,000 円

（設立時代表取締役）

第 27 条

設立時代表取締役は、設立時取締役の互選によりこれを選定する。

以上当社の現在の定款に相違ありません。

チャイエックス・ジャパン株式会社
代表取締役　　色　川　　徹



履歴事項全部証明書

東京都港区赤坂四丁目９番２５号新東洋赤坂ビル
チャイエックス・ジャパン・サービシズ株式会社

会社法人等番号	０１０４－０１－０８０９６３	
商　号	チャイエックス・ジャパン・サービシズ株式会社	
本　店	東京都港区赤坂五丁目３番１号	
	東京都港区赤坂四丁目９番２５号新東洋赤坂ビル	平成２４年　７月１７日移転 平成２４年　７月１７日登記
公告をする方法	官報に掲載する方法により行う。	
会社成立の年月日	平成２１年３月１７日	
目　的	①　日本におけるチャイエックスグループ会社の固定資産の管理 ②　日本におけるチャイエックスグループ会社に対する固定資産及び事務所の賃貸借 ③　日本におけるチャイエックスグループ会社における資産の有効活用 ④　前各号に附帯関連する一切の事業	
発行可能株式総数	１万株	
発行済株式の総数並びに種類及び数	発行済株式の総数 １００株	
資本金の額	金１０万円	
株式の譲渡制限に関する規定	当会社の株式の譲渡による取得については、株主総会の承認を要する。	
役員に関する事項	取締役　ティエリー・ポルテ	平成２８年　６月２０日重任 平成２８年　７月　８日登記
	取締役　ティエリー・ポルテ	平成３０年　６月２６日重任 平成３０年　７月　９日登記
	取締役　ティエリー・ポルテ	令和　２年　６月２２日重任 令和　２年　６月２５日登記

	取締役　　ジョセフ・マイヤー	平成２８年１１月３０日就任 平成２８年１２月　７日登記
	取締役　　ジョセフ・マイヤー	平成３０年　６月２６日重任 平成３０年　７月　９日登記
		令和　２年　３月２５日辞任 令和　２年　３月３０日登記
	取締役　　色　川　徹	平成２９年　４月　３日就任 平成２９年　４月１３日登記
	取締役　　色　川　徹	平成３０年　６月２６日重任 平成３０年　７月　９日登記
	取締役　　色　川　徹	令和　２年　６月２２日重任 令和　２年　６月２５日登記
	東京都世田谷区駒沢一丁目２番３３号駒沢ガーデンハウスＢ－３０６ 代表取締役　　ジョセフ・マイヤー	平成２８年１１月３０日就任 平成２８年１２月　７日登記
		平成２９年　４月　３日辞任 平成２９年　４月１３日登記
	東京都港区高輪一丁目２３番２３－２３０６号 代表取締役　　色　川　徹	平成２９年　４月　３日就任 平成２９年　４月１３日登記
	東京都港区高輪一丁目２３番２３－２３０６号 代表取締役　　色　川　徹	平成３０年　６月２６日重任 平成３０年　７月　９日登記
	東京都港区高輪一丁目２３番２３－２３０６号 代表取締役　　色　川　徹	令和　２年　６月２２日重任 令和　２年　６月２５日登記
登記記録に関する事項	設立	平成２１年　３月１７日登記

東京都港区赤坂四丁目９番２５号新東洋赤坂ビル
チャイエックス・ジャパン・サービシズ株式会社



これは登記簿に記録されている閉鎖されていない事項の全部であることを証明
した書面である。
（東京法務局港出張所管轄）

令和　２年　７月　６日
東京法務局中野出張所
登記官　　　　　　　　　　　　　小　池　和　寿


東京法務局中野出張所登記官之印

整理番号　チ９２０８００　　＊　下線のあるものは抹消事項であることを示す。

LLL Chi-X Global Technology (Philippines) Inc.



REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
Ground Floor. Secretariat Building, PICC
City Of Pasay, Metro Manila

COMPANY REG. NO. CS201840192

CERTIFICATE OF FILING
OF
AMENDED ARTICLES OF INCORPORATION

KNOW ALL PERSONS BY THESE PRESENTS:

This is to certify that the amended articles of incorporation of the

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

(Amending Article VI thereof)

copy annexed, adopted on April 02, 2020 by majority vote of the Board of Directors and by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock, and certified under oath by the Corporate Secretary and a majority of the Board of Directors of the corporation was approved by the Commission on this date pursuant to the provision of Section 15 of the Revised Corporation Code of the Philippines, Republic Act No. 11232, which took effect on February 23, 2019, and copies thereof are filed with the Commission.

Unless this corporation obtains or already has obtained the appropriate Secondary License from this Commission, this Certificate does not authorize it to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment adviser of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing/lending company and time shares/club shares/membership certificates issuers or selling agents thereof; nor to operate a fiat money to virtual currency exchange. Neither does this Certificate constitute as permit to undertake activities for which other government agencies require a license or permit.

IN WITNESS WHEREOF, I have set my hand and caused the seal of this Commission to be affixed to this Certificate at Pasay City, Metro Manila, Philippines, this 7th day of October, Twenty Twenty.

DANIEL P. GABUYO
Assistant Director
SO Order 1168 Series of 2018

SJ/qba

COVER SHEET

COMPANY REGISTRATION AND MONITORING DEPARTMENT

Nature of Application: Amendment of AOI

SEC Registration Number: C S 2 0 1 8 4 0 1 9 2

Former Company Name

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

AMENDED TO:

New Company Name

Principal Office (No./Street/Barangay/City/Town) Province)

10TH FLOOR UNIT AB, NORTH TOWER, ROCKWELL BUSINESS CENTER SHERIDAN

SHERIDAN STREET CORNER UNITED STREET, HIGHWAY HILLS, MANADALUYONG CITY

COMPANY INFORMATION

Company's Email Address	Company's Telephone Number/s	Company's Fax Number/s

CONTACT PERSON INFORMATION

Name of Contact Person	Email Address	Telephone/Fax Numbers
Jacquelyn Ann Marie Anzures-Geraldez	jganzures@accralaw.com	830-8000

Contact Person's Address

To be accomplished by CRMD Personnel

Assigned Processor: Date Signature

Document I.D.

Received by Corporate Filing and Records Division (CFRD)

Forwarded to:

- [ ] Corporate and Partnership Registration Division
- [ ] Green Lane Unit
- [ ] Financial Analysis and Audit Division
- [ ] Licensing Unit
- [ ] Compliance Monitoring Division

REPUBLIC OF THE PHILIPPINES)
CITY OF TAGUIG) S.S.
QUEZON CITY

DIRECTORS' CERTIFICATE OF AMENDMENT TO THE AMENDED ARTICLES OF INCORPORATION OF CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

KNOW ALL MEN BY THESE PRESENTS:

We, the undersigned, being a majority of the Board of Directors, the Chairman and the Corporate Secretary of **CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.** (the "**Corporation**"), a corporation organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal address at the 10/F Unit AB, North Tower, Rockwell Business Center Sheridan, Sheridan St. cor. United St., Mandaluyong City, do hereby certify that:

1. At the special meeting of the Board of Directors held on 2 April 2020 at the 10/F Unit AB, North Tower, Rockwell Business Center Sheridan, Sheridan St. cor. United St., Mandaluyong City Mandaluyong City, at which meeting a quorum was present and acting throughout, at least a majority of the members of the Board of Directors of the Corporation approved the amendment to Article SIXTH of the Amended Articles of Incorporation of the Corporation, to increase the number of directors of the Corporation from five (5) to six (6) as reflected in the following resolutions:

"**RESOLVED**, that the number of directors of the Corporation be increased from five (5) to six (6) and that, for this purpose, Article SIXTH of the Amended Articles of Incorporation of the Corporation be amended to read as follows:

"**SIXTH.** That the number of directors of the corporation shall be **six (6)**; and the names, nationalities and residences of the first directors of the corporation are as follows:

Name	Nationality	Residence
EDWIN V. VALENCIA	FILIPINO	One Roxas Triangle, Unit 10 Manila Bay cor. Cruzada & Paseo de Roxas Streets, Makati City
MARIO MARLITO R. DOMINGO	FILIPINO	399 Via Angela St, Montecito, Nuvali, Canlubang, Laguna, Philippines
MA. MARGARITA ALDEGUER	FILIPINO	826-A. S. Laurel St., Brgy. Addition Hills, Mandaluyong City, Philippines
JOSEPH FRANCIS MEYER	AMERICAN	Tokyo 152-0021 Meguro, Higashigaoka 2-13-17, Japan
GREGORY EDWARD SMITH	AMERICAN	1401 NW 70th St., Oklahoma City, OK 73111, USA"

"**RESOLVED, FINALLY,** that the officers of the Corporation be authorized and are hereby instructed to take any and all steps necessary to effectuate the amendment of the Amended Articles of Incorporation of the Corporation and to obtain the approval of the said amendment from the Securities and Exchange Commission (SEC)."

2. At a meeting of the stockholders held on the same day, at the same venue, at which meeting a quorum was present and acting throughout, the stockholders of the Corporation representing at least two-thirds (2/3) of the outstanding capital stock of the Corporation met for the purpose of approving the recommendation of the Board of Directors to amend Article SIXTH of the Amended Articles of Incorporation of the Corporation.

3. The accompanying Amended Articles of Incorporation of the Corporation embodying the amendment to Article SIXTH thereof, relating to the increase of the number of Directors of the Corporation from five (5) to six (6), is a true and correct copy of the latest Amended Articles of Incorporation of the Corporation.

4. All requirements of Section 15 of the Revised Corporation Code of the Philippines have been complied with.

[Signature Page Follows]

IN WITNESS WHEREOF, we have signed this Certificate this __th day of ________ 2020 at ________________.

EDWIN V. VALENCIA
Director
TIN: 210-712-079

MARIO MARLITO R. DOMINGO
President / Director
TIN: 223-973-725

MA. MARGARITA M. ALDEGUER
Director
TIN: 110-142-872

ELAINE PATRICIA S. REYES-RODOLFO
Corporate Secretary
TIN: 214-366-293

REPUBLIC OF THE PHILIPPINES)
CITY OF QUEZON CITY

JUL 1 4 2020 QUEZON CITY

SUBSCRIBED AND SWORN to before me this ___ day of ___ 2020 at _____ City, affiants who are personally known to me exhibiting to me the following:

Name		Competent Evidence of Identity		Community Tax Certificate	
		Type of ID	**ID Number and Expiry Date (if applicable)**	**Number**	**Date/Place Issued**
MARIO MARLITO R. DOMINGO	1	Passport	EC8123490 Exp. Date Jun 24, 2021	CCI2017 11667203	
	2	Driver's License	N02-10-012623 Exp. Date Sept 09, 2023		
EDWIN V. VALENCIA	1	Passport	EC6269564 Exp. Date Dec 21, 2020		
	2	TIN	210-712-079-000 Issue Date: Dec 17, 2010		
MA. MARGARITA ALDEGUER	1	Passport	P8840730A Exp. Date Sep 20 2028		
	2	Driver's License	N10-83-025071 Exp. Date Oct 17, 2024		

Doc. No. 399
Page No. 80
Book No. 92
Series of 2020.

ATTY. CONCEPCION P. VILLAREÑA
Notary Public for Quezon City
Until December 31, 2021
PTR No. 9296041 – 1-2-2020/ QC
IBP No. 093586 – 10-22-2019/ QC
Roll No. 30457 – 05-09-80
MCLE VI – 0030379
Adm. Matter No. NP-001(2020-2021)
TIN No. 131-942-754

IN WITNESS WHEREOF, we have signed this Certificate this 14 SEP 2020 th day of ________ 2020 at Taguig City.

ELAINE PATRICIA S. REYES-RODOLFO
Corporate Secretary
TIN: 214-366-293

REPUBLIC OF THE PHILIPPINES)
CITY OF Taguig City) S.S.

SUBSCRIBED AND SWORN to before me this ____ day of ____ 2020 at Taguig City, affiants who are personally known to me exhibiting to me the following: 14 SEP 2020

Name	Competent Evidence of Identity			Community Tax Certificate	
		Type of ID	ID Number and Expiry Date (if applicable)	Number	Date/Place Issued
ELAINE PATRICIA S. REYES-RODOLFO	1	Driver's License	N01-99-225518; 29 June 2023	04386024	5 February 2020; Makati City
	2	IBO	52410		

Page No. 132 ;
Doc. No. 28 ;
Book No. II ;
Series of 2020.

ATTY. FATIMA FAYE E. CORDOVA, NOTARY PUBLIC, ROLL NO. 70265, TAGUIG CITY, PHILIPPINES

ATTY. FATIMA FAYE E. CORDOVA
Notary Public for Taguig City
... December 31, 2020
PTR No. ... 2020 – Taguig City
IBP ... Makati City
App... 2020)
Angara Abello ... Law Offices
2...
2nd Avenue corner 30th St., ... Park West,
Bonifacio Global City, 1635 Taguig, Metro Manila
MCLE Compliance No. VI-0005759; January 15, 2018

ARTICLES OF INCORPORATION

OF

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

KNOW ALL MEN BY THESE PRESENTS:

The undersigned incorporators, all of legal age and residents of the Republic of the Philippines, have this day voluntarily agreed to form a stock corporation under the laws of the Republic of the Philippines;

AND WE HEREBY CERTIFY:

FIRST: That the name of said corporation shall be:

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

SECOND: That the purposes for which such corporation is incorporated are:

PRIMARY PURPOSE

To engage in and carry on the business of operating one or more technology centers providing core development services, research and development services, quality assurance services, technical project management services, as well as support and monitoring services focused on delivering innovative technology solutions, programs, software and applications, productivity improvements and cost efficiencies for its affiliates in the Chi-X group of companies to run alternative exchanges in jurisdictions such as Australia and Japan, as well as for other customers overseas; and to carry out contracts of every kind and character as may be necessary or incidental to the accomplishment of the above purposes of the corporation without acting as internet service provider.

SECONDARY PURPOSE

1. To purchase, acquire, own, lease (except financial leasing), sell and convey, within the limits allowed by law, real and personal properties (except land) such as buildings, factories and warehouses, machinery, equipment and other personal properties as may be necessary or incidental to the conduct of the primary purpose, and to pay in cash, shares of its capital stock, debentures and other evidence of indebtedness, or other securities, as may be deemed expedient, for any business or property acquired by the Corporation.

2. To borrow or raise money from not more than nineteen (19) lenders including its stockholders necessary, to meet the financial requirements of the business as defined in the primary purpose, by the issuance of bonds, promissory notes and other evidences of indebtedness, and to secure the repayment thereof by mortgage, pledge, deed of trust or lien upon the properties of the Corporation.

3. To invest and deal with the money and properties of the Corporation in such manner as may from time to time be considered wise or expedient for the advancement of its interests, and to sell, dispose of or transfer the business, properties and goodwill of the Corporation or any part thereof for such consideration and under such terms as it shall see fit to accept.

4. Insofar as the same may be permitted by law, to amalgamate, merge or combine with any other corporation, or association, or business, wherever formed, for objects similar, analogous or subsidiary to the primary purpose of the Corporation, and to carry on any business capable of being conducted so as to directly or indirectly benefit the corporation.

5. To purchase, acquire, hold, sell, pledge, transfer, or otherwise dispose of, and to reissue its own shares of capital stock or any securities or other obligations of the Corporation in the manner and to the extent permitted by law.

6. To aid in any other manner any corporation, association, or trust estate, domestic or foreign, or any firm or individual, which any obligation or in which any interest is held by the Corporation or in the affairs or prosperity of which the Corporation has a lawful interest, and to do such acts and things as may be necessary to protect, preserve, improve, or enhance the value of any such obligation or interest, and to exchange such credit for shares, debentures or securities of any other corporation.

7. To enter into any lawful arrangement, including general and limited partnerships and joint ventures, for sharing profits, union of interest, unitization or farm-out agreement, reciprocal concession, or cooperation, with any corporation, association, partnership, syndicate, entity, person or governmental, municipal or public authority, domestic or foreign, in the carrying on of any business or transaction deemed necessary, convenient or incidental to carrying out any of the purposes of this corporation.

8. To acquire or obtain from any government or authority, national, provincial, municipal or otherwise, or any corporation, company or partnership or person, such charter, contracts, franchise, privileges, exemption, licenses and concessions as may be conducive to any of the objects of the corporation.

9. To establish and operate one or more branch offices or agencies and to carry on any or all of its operations and business without any restriction as to place or amount; including the right to hold, purchase or otherwise acquire, lease, mortgage, pledge and convey or otherwise deal in, and with real (except land) and personal property anywhere within the Philippines.

10. To guarantee, for and in behalf of the corporation, obligations of other corporations or entities in which it has lawful interest, including its affiliated companies, and to secure the repayment of the obligations and liabilities of any such corporation, partnership, association in which the corporation has an interest, including its affiliated companies, by mortgage, pledge, assignment, deed of trust or other encumbrances upon the monies and properties of the corporation; and

11. To conduct and transact any and all lawful activities, and to do or cause to be done, any one or more of the acts and things herein set forth as its purposes, within or without the Philippines, and in any and all foreign countries, and to do everything necessary, desirable or incidental to the accomplishment of the purposes or any one

or more of the powers herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of the Corporation.

The foregoing clauses shall be construed both as objects and powers, and it is hereby expressly provided that the foregoing enumeration of specific objects or powers shall not be held to limit or restrict in any manner the powers of the Corporation, and are in furtherance of, and in addition to, and not in limitation of the general powers conferred on corporations formed under the Corporation Code of the Philippines.

That the Corporation shall have all the express powers of a corporation as provided for under section 36 of the Corporation Code of the Philippines.

THIRD: That the place where the principal office of the corporation is to be established is at 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan, Sheridan Street corner United Street, Highway Hills, Mandaluyong City, 1550

FOURTH: That the corporation shall have perpetual existence;
(As amended on April 2, 2019)

FIFTH: That the names, nationalities and residences of the incorporators are as follows:

NAME	NATIONALITY	RESIDENCE
DYAN Y. YAN	FILIPINO	Blk 5 Lot 1 Camella Pristina Buhay na Tubig, Imus City, Cavite, Region IV-A, Philippines
JOAN CHRISTIAN P. REYES	FILIPINO	1064 Adelina St., Brgy. 468, Sampaloc, City of Manila, NCR, Philippines
JANNETTE N. PEL	FILIPINO	270 C. Virata St., Brgy. Pajo, Alfonso, Cavite, Region IV-A, Philippines
RUBIE JOY N. PREGONER	FILIPINO	Panadtaran, San Fernando, Cebu, Region VII, Philippines
NORAIZA MAE KEITH TABLIN	FILIPINO	No. 50 General Malvar Brgy. San Antonio, First District, Pasig City 1600

SIXTH: That the number of directors of the corporation shall be six (6); and the names, nationalities and residences of the first directors of the corporation are as follows:

NAME	NATIONALITY	RESIDENCE
EDWIN V. VALENCIA	FILIPINO	One Roxas Triangle, Unit 10 Manila Bay cor. Cruzada & Paseo de Roxas Streets, Makati City

MARIO MARLITO R. DOMINGO	FILIPINO	399 Via Angela St, Montecito, Nuvali, Canlubang, Laguna, Philippines
MA. MARGARITA M. ALDEGUER	FILIPINO	826-A. S. Laurel St., Brgy. Addition Hills, Mandaluyong City, Philippines
JOSEPH FRANCIS MEYER	AMERICAN	Tokyo 152-0021 Meguro, Higashigaoka 2-13-17, Japan
GREGORY EDWARD SMITH	AMERICAN	1401 NW 70th St., Oklahoma City, OK 73111, USA

(As amended on April 2, 2020)

SEVENTH: That the authorized capital stock of the Corporation is TWO HUNDRED FIFTY MILLION PESOS (P250,000,000.00) in lawful money of the Philippines, divided into Two Hundred Fifty Million (250,000,000) common shares with a par value of One Peso (P1.00) per share; (As amended on April 2, 2019)

EIGHT: That at least twenty five (25%) percent of the authorized capital stock above has been subscribed as follows:

NAME OF SUBSCRIBERS	NATIONALITY	NO. OF SHARES SUBSCRIBED	AMOUNT SUBSCRIBED
CHI-X ASIA PACIFIC HOLDINGS LIMITED	CHINESE	249,990	249,990.00
EDWIN V. VALENCIA	FILIPINO	1	1.00
MARIO MARLITO R. DOMINGO	FILIPINO	1	1.00
MA. MARGARITA M. ALDEGUER	FILIPINO	1	1.00
JOSEPH FRANCIS MEYER	AMERICAN	1	1.00
GREGORY EDWARD SMITH	AMERICAN	1	1.00
DYAN Y. YAN	FILIPINO	1	1.00
JOAN CHRISTIAN P. REYES	FILIPINO	1	1.00
JANNETTE N. PEL	FILIPINO	1	1.00
RUBIE JOY N. PREGONER	FILIPINO	1	1.00

NORAIZA MAE KEITH TABLIN	FILIPINO	1	1.00
TOTAL		**250,000**	**250,000.00**

NINTH: That the above-named subscribers have paid at least twenty-five (25%) percent of the total subscription as follows:

NAME OF SUBSCRIBERS	AMOUNT SUBSCRIBED	ADDITIONAL PAID-IN CAPITAL	TOTAL PAID-UP
CHI-X ASIA PACIFIC HOLDINGS LIMITED	249,990.00	31,203.00	281,193.00
EDWIN V. VALENCIA	1.00	0.00	1.00
MARIO MARLITO R. DOMINGO	1.00	0.00	1.00
MA. MARGARITA M. ALDEGUER	1.00	0.00	1.00
JOSEPH FRANCIS MEYER	1.00	0.00	1.00
GREGORY EDWARD SMITH	1.00	0.00	1.00
DYAN Y. YAN	1.00	0.00	1.00
JOAN CHRISTIAN P. REYES	1.00	0.00	1.00
JANNETTE N. PEL	1.00	0.00	1.00
RUBIE JOY N. PREGONER	1.00	0.00	1.00
NORAIZA MAE KEITH TABLIN	1.00	0.00	1.00
TOTAL	**250,000.00**	**31,203.00**	**281,203.00**

TENTH: That RUBIE JOY N. PREGONER has been elected by the subscribers as Treasurer of the Corporation to act as such until her successor is duly elected and qualified in accordance with the by-laws, and that as such Treasurer, he has been authorized to receive for and in the name and for the benefit of the corporation, all subscriptions or donations paid or given by the subscribers.

ELEVENTH: That no transfer of stock or interest which will reduce the ownership of Filipino citizens to less than the required percentage of the capital stock as provided by existing laws shall be allowed or permitted to be recorded in the proper books of the corporation and this restriction shall be indicated in all the stock certificates issued by the corporation.

TWELFTH: That the incorporators and directors undertake to change the name of the corporation as herein provided, or as amended thereafter, immediately upon receipt of notice or directive from the Securities and Exchange Commission that another corporation, partnership or person has acquired a prior right to the use of that name or that the name has been declared as misleading, deceptive, confusingly similar to a registered name or contrary to public morals, good custom or public policy.

IN WITNESS WHEREOF, we have hereunto signed these Articles of Incorporation, this 9th day of May 2018, in the City of Makati, Republic of the Philippines.

Sgd.
DYAN Y. YAN
TIN: 224-453-548

Sgd.
JOAN CHRISTIAN P. REYES
TIN: 198-644-021

Sgd.
JANNETTE N. PEL
TIN: 215-758-664

Sgd.
RUBIE JOY N. PREGONER
TIN: 282-148-635

Sgd.
NORAIZA MAE KEITH TABLIN
TIN: 407-044-366

ACKNOWLEDGEMENT

REPUBLIC OF THE PHILIPPINES }
PASAY CITY } S.S.

BEFORE ME, a Notary Public, for and in Pasay City, Philippines, this 9th day of May 2018, personally appeared the following persons:

NAME	TIN/ID/Passport No.
DYAN Y. YAN	224-453-548
JOAN CHRISTIAN P. REYES	198-644-021
JANNETTE N. PEL	215-758-664
RUBIE JOY N. PREGONER	282-148-635
ATTY. NORAIZA MAE KEITH TABLIN	407-044-366

known to me and to me known to be the same persons who executed the foregoing Articles of Incorporation constituting of SIX (6) pages, including this page where the acknowledgement is written, and they acknowledged to me that the same is their free act and voluntary deed.

WITNESS MY HAND AND SEAL on the day first above-written.

NOTARY PUBLIC

Doc. No. 66
Page No. 15
Book No. 13
Series of 2018.

Sgd.
ATTY. HENRY D. ABASA
NOTARY PUBLIC FOR PASAY CITY
UNTIL DECEMBER 31, 2018
NOTARIAL COMMISSION 17-23
KNIGHT OF RIZAL BLDG.
GROUND FLOOR BESIDE PASAY CITY HALL
IBP NO. 022311/01/03/2018 PASIG
PTR NO. 5826567/01/03/2018 R.C.
MCLE COMPLIANCE NO. VI-0002830 -4/14/2022
ROLL OF ATTORNEY NO. 29679
TIN: 172-525-620-000

REPUBLIC OF THE PHILIPPINES)
CITY OF TAGUIG) S.S.

SECRETARY'S CERTIFICATE

I, **ELAINE PATRICIA S. REYES-RODOLFO**, Filipino, of legal age, with office address at the 22nd Flr. ACCRALAW Tower, 2nd Avenue, Cor. 30th St., Crescent Park West, BGC, Taguig City, Philippines, after having been sworn to in accordance with law, do hereby certify that:

1. I am the duly elected and qualified Corporate Secretary of **CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.** (the "Corporation"), a corporation organized and existing under and by virtue of the laws of the Republic of the Philippines, with office address at the 10/F Unit AB, North Tower, Rockwell Business Center Sheridan, Sheridan St. cor. United St., Mandaluyong City;

2. To the best of my knowledge, no action or proceeding has been filed or is pending before any Court involving an intra-corporate dispute and/or claim filed by or against the Board of Directors, the duly elected or appointed individual directors and/or major corporate officers of the Corporation.

IN WITNESS WHEREOF, I have hereunto set my hand, this 15th day of June 2020 at Taguig City, Philippines.

ELAINE PATRICIA S. REYES-RODOLFO
Corporate Secretary

SUBSCRIBED AND SWORN TO BEFORE ME this 15th day of June 2020, affiant who is personally known to me, exhibited to me the following:

	Competent Evidence of Identity		Community Tax Certificate	
	Type of ID	**ID Number and Expiry Date (if applicable)**	**Number**	**Date/Place Issued**
ELAINE PATRICIA S. REYES-RODOLFO	IBP	52410	04386024	Makati City; 5 February 2020
	Driver's License	N01-98-225518; Expiring on 29 June 2023		

Doc. No. 463;
Page No. 98;
Book No. 1;
Series of 2020.

ATTY. DAN BERNARD S. SABILALA
NOTARY PUBLIC
ROLL NO. 66333
TAGUIG CITY, PHILIPPINES

ATTY. DAN BERNARD S. SABILALA
Notary Public for Taguig City
Until December 31, 2020
PTR No. A-4764422; January 3, 2020 – Taguig City
IBP No. 062318; [illegible] 2019 – Albay
Appointment / Commission No. 91 (2019-2020)
Roll No. 66333
Angara Abello Concepcion Regala & Cruz Law Offices
22nd ACCRALAW Tower
2nd Avenue corner 30th St., Crescent Park West,
Bonifacio Global City, 1635 Taguig, Metro Manila
MCLE Compliance No. VI-0020525 [illegible]



Republic of the Philippines
Department of Finance
Securities and Exchange Commission

Company Registration and Monitoring Department
Compliance Monitoring Division

MONITORING SHEET-NO PENALTY

Corporate Name	CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.		
Registration No.	CS201840191	Date of Registration	SEPTEMBER 19, 2018
Term of Existence	PERPETUAL	Annual Meeting	LAST WEDNESDAY OF NOVEMBER
Principal Office	10TH FLR. UNIT AB, NORTH TOWER, ROCKWELL BUSINESS CENTER, SHERIDAN ST. COR. UNITED ST., HIGHWAY HILLS, MANDALUYONG CITY	Actual Meeting	DECEMBER 4, 2019
No. of Directors/Trustees	5	Fiscal Year	MARCH 31

[x] STOCK CORPORATION		[ ] NON-STOCK CORPORATION	
Authorized Capital Stock	P 250,000,000.00		
Paid-Up Capital Stock	P	Equity/Fund Balance	P
Retained Earnings	P	Negative Fund Balance	P
Deficit	P 53,365,861.00		
Capital Deficiency	P	Fiscal Year ended	
Fiscal Year ended	MARCH 31, 2019		
Fine: P500.00 per year, per report		Fine: P/per year, per report	

COMPUTATION OF FINES					
YEAR	General Information Sheet		Financial Statements		FINE
2018	NYR		NYR		
2019	OT		OT		
Stock and Transfer Book / Membership Book		OT			

OT	- On Time
NF	- Not Filed
FL/RL	- Filed/Registered Late

Monitored by:	NSCLARITO/CMD	DATE: 06/17/2020 07/01/2020

[✓] Compliant with all reportorial requirements and cleared per CIS-URDB as of 09-11-2020.

The findings/assessment is based on the documents/reports available in the SEC database and the documents presented by the party to the monitor as of: __________

____
Representative
Signature Over Printed Name

For the Director: GERARDO F. DEL ROSARIO

By: SHEILA VICTORIA P. ROMERO
Securities Specialist I

Note:
This assessment does not constitute as waiver of any fine or penalty for deficiencies in reportorial requirements due from, or may hereafter be assessed against, the corporation nor does it preclude the institution of any action against the corporation for violation of any of the provisions of the Corporation Code of the Philippines, the Securities Regulation Code, and its implementing rules and regulations, and other pertinent laws, rules and regulations implemented by the Commission.

In case the corporation is subject of a complaint or investigation by the Commission or any party, the computation of penalty may be years, earlier than the five (5) years and imposition of fine shall be made if warranted.

MS-NP_v.2019

Please note that this monitoring is a work from home, hence we are using the data/information in extend of all the resources that is available for this set-up.

FIA REGISTERED



OFFICIAL RECEIPT

Republic of the Philippines
DEPARTMENT OF FINANCE
SECURITIES AND EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City, 1307



Accountable Form No. 51 Revised 2006	ORIGINAL
DATE September 18,2020	No. 1923692

PAYOR CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.
MANDALUYONG CITY

NATURE OF COLLECTION	ACCOUNT CODE	RESPONSIBILITY CENTER	AMOUNT
		CRMD	
Amended Articles of Incorporation	4020102000(606)		1,000.00
Documentary Stamp Tax	4010401000(4010401)		30.00
Legal Research Fee (A0323)	2020105000(131)		10.00
		TOTAL	PHP 1,040.00

AMOUNT IN WORDS
ONE THOUSAND FORTY PESOS AND 00/100

Received
- [X] Cash
- [ ] Treasury Warrant
- [ ] Check
- [ ] Money Order

Received the Amount Stated Above

MARY JANE S. DOMINGUEZ
COLLECTING OFFICER

Treasury Warrant, Check, Money Order Number

Date of Treasury Warrant, Check, Money Order

O.R. No. 1923692

NOTE: Write the number and date of this receipt on the back of treasury warrant, check or money order received.



REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
PICC Secretariat Bldg., PICC Complex
Pasay City, Metro Manila

COMPANY REG NO. CS201840192

CERTIFICATE OF INCORPORATION

KNOW ALL PERSONS BY THESE PRESENTS:

This is to certify that the Articles of Incorporation and By Laws:

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

were duly approved by the Commission on this date upon the issuance of this Certificate of Incorporation and By Laws in accordance with the Corporation Code of the Philippines (Batas Pambansa Blg. 68), approved on May 1, 1980 and Foreign Investments Act of 1991 (Republic Act No. 7042 as amended), approved on June 13, 1991, and copies of said Articles and By Laws are hereto attached.

This Certificate grants juridical personality to the corporation but does not authorize it to issue, sell or offer for sale securities to the public, such as but not limited to shares of stock, investment contracts, debt instruments and virtual currencies without prior Registration Statement approved by the Securities and Exchange Commission; nor to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment adviser of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing/lending company, and time shares/club shares/membership certificate issuers or selling agents thereof; nor to operate a fiat money to virtual currency exchange. Neither does this Certificate constitute a permit to undertake activities for which other government agencies require a license or permit.

As a registered corporation, it shall submit annually to this Commission the reports indicated at the back of this certificate. Failure to submit annual Financial Statements and General Information Sheets within two (2) years from date of incorporation shall be construed that the corporation has not been formally organized and has not commenced the transaction of its business, thus be subject of Suspension Order.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed to this Certificate at PICC Secretariat Bldg., PICC Complex Pasay City, Metro Manila, Philippines, this day of 19, September, Twenty Eighteen.

KENNETH JOY A. QUIMIO
Officer-in-Charge
Company Registration and Monitoring Department

For SEC use only
163990 (PSIC as reserved)

SEC Reportorial and Monitoring Requirements for Domestic Corporations

DOCUMENT	Filing Period
General Information Sheet (GIS) The GIS should be certified and sworn to by the corporate secretary. The GIS of domestic corporations, except banks and insurance companies, with annual gross sales or gross revenues of at least Php5,000,000.00 shall also be submitted in ***electronic format*** (i.e. on diskettes or compact disc)	**Within 30 calendar days from the date of the actual annual stockholders' or members' meeting:** - if unable to hold stockholders' or members' meeting for the calendar year not later than January 30 of the next calendar year - all changes arising between annual meetings and those affecting the information stated in the GIS shall be reflected in an amended GIS labeled as such and the changes clearly highlighted; the amended GIS shall be submitted within 30 calendar days after the occurrence or effectivity of such change.
Financial Statements (FS) stamped "received" by the Bureau of Internal Revenue The FS of the following domestic corporations shall be audited by an independent certified public accountant (CPA) accredited with the Board of Accountancy (BOA) a.) stock corporations with paid-up capital Php50,000.00 ***or more*** ; and b.) non-stock corporations with annual gross receipts of Php100,000.00 ***or more*** , or total assets of Php500,000.00 or more The FS of the following domestic corporations shall, at the minimum, be certified under oath by the treasurer of the corporation: a.) stock corporations with paid-up capital of less than Php50,000.00; and b.) non-stock corporations with annual gross receipts of less than Php100,000.00 or total assets of less than Php500,000.00	**Within 120 calendar days after the end of the fiscal year as specified in the by-laws**
The FS of the domestic corporations, except banks and insurance companies, with annual gross sales or gross revenues of at least Php5,000,000.00 shall also be submitted in electronic format (i.e. on diskettes or compact disc)	**Within 30 days from the last day of submission of the FS**
Affidavit of Non-Operation (in addition to the GIS and the Financial Statements stamped "received" by the Bureau of Internal Revenue), in case of non-operation	**Within 120 days after the end of the fiscal year as specified in the by-laws**
Stock and Transfer Book (for stock corporation) or **Membership Book** (for non-stock corporation)	**Within 30 days from the date of the issuance of the certificate of incorporation**


Securities and
Exchange
Commission
PHILIPPINES



PhilHealth
Your Partner in Health

SOCIAL SECURITY SYSTEM

UNIFIED REGISTRATION RECORD (URR)

COMPANY NAME

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

SEC REGISTRATION NUMBER

CS201840192

TAX IDENTIFICATION NUMBER (TIN)

010140612

PAG-IBIG EMPLOYER NUMBER (Eyer ID)

PRINCIPAL ADDRESS

10TH FLOOR UNIT AB, NORTH TOWER, ROCKWELL BUSINESS CENTER SHERIDAN SHERIDAN STREET CORNER UNITED STREET HIGHWAY HILLS CITY OF MANDALUYONG SECOND DISTRICT, PHILIPPINES9

PHILHEALTH EMPLOYER NUMBER (PEN)

SSS EMPLOYER NUMBER (ER No.)

PHONE NO.	6325551888	FAX NO.	
MOBILE NO.	639162442062	E-MAL ADDRESS	Cyril.Manalo@tmf-group.com

AUTHORIZED REPRESENTATIVE (to be filled up by company – for representation to social agencies)

Rubie Joy Pregoner

9/19/2018



REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
Ground Floor, Secretariat Bldg., PICC
City of Pasay, Metro Manila

Date ____________

Name of Corporation
Principal office address

Gentlemen:

Transmitted herewith is the Certificate of Incorporation/Recording of the above-named corporation/partnership bearing its SEC Registration Number and Corporate Tax Identification Number (TIN).

Please be informed that the corporate TIN as indicated therein is only a computer-system pre-generated number issued pursuant to BIR's Memorandum of Agreement with this Commission. The corporation/partnership must immediately register said TIN with appropriate BIR Regional District Office located in the city or municipality where it holds its principal office.

Should the pre-generated TIN be denied confirmation, kindly report the matter to this Department with indication of the RDO and its location, which denied its registration, the RDO's contact person and RDO's contact number to facilitate our coordination with the said Office.

Very truly yours,

FERDINAND B. SALES
Director


Securities and
Exchange
Commission
PHILIPPINES

COMPANY REGISTRATION AND MONITORING DEPARTMENT

INCORPORATORS/DIRECTORS

Gentlemen:

Please be advised that the Commission was not able to acquire the PAG-IBIG, PHILHEALTH AND SSS (SOCIAL AGENCIES) Employer Registration Number (ERN) due to system error encountered in the IBRS.

Please be advised to apply before the said Social Agencies for your ERN. Attached is a copy of your Certificate of Incorporation.

Very truly yours,

Sgd.
Kenneth Joy A. Quimio
Officer-In-Charge



COVER SHEET
COMPANY REGISTRATION AND MONITORING DEPARTMENT

Nature of Application	SEC Registration Number
REGISTRATION	

Company Name

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

Principal Office (No./Street/Barangay/City/Town/Province/ Zip code)

10TH FLOOR UNIT AB, NORTH TOWER, ROCKWELL BUSINESS CENTER SHERIDAN SHERIDAN STREET CORNER UNITED STREET HIGHWAY HILLS CITY OF MANDALUYONG SECOND DISTRICT, PHILIPPINES

COMPANY INFORMATION

Company's Email Address	Company's Telephone Number/s	Company's Mobile Number
Cyril.Manalo@tmf-group.com	6325551888	639162442062

CONTACT PERSON INFORMATION

*The designated person **MUST** be a Director/Trustee/Partner/Officer/Resident Agent of the Corporation*

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Rubie Joy Pregoner	Rubie.Pregoner@tmf-group.com	02-5551888-8301	09177077240

To be accomplished by CRMD Personnel

Assigned Processor: ____________ Date ____________ Signature ____________

Document I.D.

Received by Corporate Filing and Records Division (CFRD)

Forwarded to:

- [ ] Corporate and Partnership Registration Division
- [ ] Green Lane Unit
- [ ] Financial Analysis and Audit Division
- [ ] Licensing Unit

S.E.C. FORM No. F-100

For New Corporations with

more than 40% foreign equity



APPLICATION TO DO BUSINESS UNDER THE FOREIGN INVESTMENTS ACT OF 1991 (RA 7042)

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

hereby applies for authority to do business under the Foreign Investments Act of 1991, as amended by R.A. No. 8179 and submits the following statements and accompanying documents:

1. That the applicant is a new corporation with 99.9968 % foreign equity and intends to operate

( ) domestic market enterprise *
(X) export market enterprise **

2. That the primary purpose of said corporation is

To engage in and carry on the business of operating one or more technology centers providing core development services, research and development services, quality assurance services, technical project management services, as well as support and monitoring services focused on delivering innovative technology solutions, programs, software and applications, productivity improvements and cost efficiencies for its affiliates in the Chi-X group of companies to run alternative exchanges in jurisdictions such as Australia and Japan, as well as for other customers overseas; and to carry out contracts of every kind and character as may be necessary or incidental to the accomplishment of the above purposes of the corporation without acting as internet service provider.

3. That the principal office of the corporation is in **10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street corner United Street Highway Hills CITY OF MANDALUYONG, SECOND DISTRICT, NCR, Philippines, 1550**

4. That the authorized capital stock, outstanding and paid-up capital of the applicant are as follows:

AUTHORIZED	OUTSTANDING	PAID-UP
PhP1,000,000.00	PhP250,000.00	PhP250,000.00

* domestic market enterprise - an enterprise which produces goods for sale, or renders services or otherwise engages in any business in the Philippines. This requires minimum paid-up capital equivalent of US$200,000.00

** export market enterprise - an enterprise wherein a manufacturer, processor or service (including tourism) enterprise exports sixty percent (60%) or more of its output, or wherein a trader purchases products domestically or exports sixty percent (60%) or more of such purchases. Minimum paid-up capital required is P5,000.00

5. That the foreign subscriber(s) of the applicant who are stockholders/partners of an existing corporation/ partnership in the Philippines which is engaged in the same line of business as that of the applicants are as follows:

NAME	NAME OF CORPORATION/PARTNERSHIP	PERCENTAGE OF SHAREHOLDINGS	NO. OF DIRECTORS

6. That as an export enterprise, the applicant undertakes to export at least sixty (60) percent of its total output as indicated hereunder and commits to submit report of such export to the Board of Investments as required by the Implementing Rules of RA 7042 as amended.

YEAR	PRODUCTS	TOTAL PROJECTED SALES VOLUME/VALUE***	DOMESTIC SALES	EXPORT SALES	EXPORT %
2018	IT Services	43,008,358	0	43,008,358.00	100.00
2019	IT Services	4,308,358	0	4,308,358.00	100.00
2020	IT Services	4,512,935	0	4,512,935.00	100.00

***** Please use value in case of products of different kinds and characteristics as well as to those of the same kind but with various categories using different unit of measurement, volume in case of products of the same kind or category using a common unit of measurement.**

7. That we undertake to change the name of the corporation, as herein provided or as amended thereafter, immediately upon receipt of notice or directive from the Commission that another person has acquired a prior right to the use of that name or that the name has been declared as misleading, deceptive, confusingly similar to a registered name, or contrary to public morals, good customs or public policy.

IN WITNESS WHEREOF, I, the authorized representative of the applicant, hereby signed this application this ______ day of AUG 0 6 2018, 200______ in ______________.

Rubie Joy Pregoner
(Authorized Representative)

Incorporator
(Position)

SUBSCRIBED AND SWORN TO before me, this ____ day of AUG 06 2018, 200____, affiant exhibiting to me his/her Community Tax Certificate No. Passport No. P4567035A issued at DFA Manila on 30 September 2017.

NOTARY PUBLIC

ATTY. GERVACIO B. ORTIZ JR.
Notary Public City of Makati
Until December 31, 2018
IBP No. 656155-Lifetime Member
MCLE Compliance No. V-0006934
Appointment No. M-104 (2017-2018)
PTR No. 6607879 Jan. 3, 2018
Makati City Roll No. 40091
101 Urban Ave. Campos Rueda Bldg.
Brgy. Pio Del Pilar, Makati City

Doc. No. 210;

Page No. 49;

Book No. XXIV;

Series of 200 VIII.

ARTICLES OF INCORPORATION

OF

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

KNOW ALL MEN BY THESE PRESENTS:

The undersigned incorporators, all of legal age and residents of the Republic of the Philippines, have this day voluntarily agreed to form a stock corporation under the laws of the Republic of the Philippines;

AND WE HEREBY CERTIFY:

FIRST: That the name of said corporation shall be:

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

SECOND: That the purposes for which such corporation is incorporated are:

PRIMARY PURPOSE

To engage in and carry on the business of operating one or more technology centers providing core development services, research and development services, quality assurance services, technical project management services, as well as support and monitoring services focused on delivering innovative technology solutions, programs, software and applications, productivity improvements and cost efficiencies for its affiliates in the Chi-X group of companies to run alternative exchanges in jurisdictions such as Australia and Japan, as well as for other customers overseas; and to carry out contracts of every kind and character as may be necessary or incidental to the accomplishment of the above purposes of the corporation without acting as internet service provider.

SECONDARY PURPOSE

1. To purchase, acquire, own, lease (except financial leasing), sell and convey, within the limits allowed by law, real and personal properties (except land) such as buildings, factories and warehouses, machinery, equipment and other personal properties as may be necessary or incidental to the conduct of the primary purpose, and to pay in cash, shares of its capital stock, debentures and other evidence of indebtedness, or other securities, as may be deemed expedient, for any business or property acquired by the Corporation.

2. To borrow or raise money from not more than nineteen (19) lenders including its stockholders necessary, to meet the financial requirements of the business as defined in the primary purpose, by the issuance of bonds, promissory notes and other evidences of indebtedness, and to secure the repayment thereof by mortgage, pledge, deed of trust or lien upon the properties of the Corporation.

3. To invest and deal with the money and properties of the Corporation in such manner as may from time to time be considered wise or expedient for the advancement of its

interests, and to sell, dispose of or transfer the business, properties and goodwill of the Corporation or any part thereof for such consideration and under such terms as it shall see fit to accept.

4. Insofar as the same may be permitted by law, to amalgamate, merge or combine with any other corporation, or association, or business, wherever formed, for objects similar, analogous or subsidiary to the primary purpose of the Corporation, and to carry on any business capable of being conducted so as to directly or indirectly benefit the corporation.

5. To purchase, acquire, hold, sell, pledge, transfer, or otherwise dispose of, and to reissue its own shares of capital stock or any securities or other obligations of the Corporation in the manner and to the extent permitted by law.

6. To aid in any other manner any corporation, association, or trust estate, domestic or foreign, or any firm or individual, which any obligation or in which any interest is held by the Corporation or in the affairs or prosperity of which the Corporation has a lawful interest, and to do such acts and things as may be necessary to protect, preserve, improve, or enhance the value of any such obligation or interest, and to exchange such credit for shares, debentures or securities of any other corporation.

7. To enter into any lawful arrangement, including general and limited partnerships and joint ventures, for sharing profits, union of interest, unitization or farm-out agreement, reciprocal concession, or cooperation, with any corporation, association, partnership, syndicate, entity, person or governmental, municipal or public authority, domestic or foreign, in the carrying on of any business or transaction deemed necessary, convenient or incidental to carrying out any of the purposes of this corporation.

8. To acquire or obtain from any government or authority, national, provincial, municipal or otherwise, or any corporation, company or partnership or person, such charter, contracts, franchise, privileges, exemption, licenses and concessions as may be conducive to any of the objects of the corporation.

9. To establish and operate one or more branch offices or agencies and to carry on any or all of its operations and business without any restriction as to place or amount; including the right to hold, purchase or otherwise acquire, lease, mortgage, pledge and convey or otherwise deal in, and with real (except land) and personal property anywhere within the Philippines.

10. To guarantee, for and in behalf of the corporation, obligations of other corporations or entities in which it has lawful interest, including its affiliated companies, and to secure the repayment of the obligations and liabilities of any such corporation, partnership, association in which the corporation has an interest, including its affiliated companies, by mortgage, pledge, assignment, deed of trust or other encumbrances upon the monies and properties of the corporation; and

11. To conduct and transact any and all lawful activities, and to do or cause to be done, any one or more of the acts and things herein set forth as its purposes, within or without the Philippines, and in any and all foreign countries, and to do everything necessary, desirable or incidental to the accomplishment of the purposes or any one or more of the powers herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of the Corporation.

The foregoing clauses shall be construed both as objects and powers, and it is hereby expressly provided that the foregoing enumeration of specific objects or powers shall not be held to limit or restrict in any manner the powers of the Corporation, and are in furtherance of, and in addition to, and not in limitation of the general powers conferred on corporations formed under the Corporation Code of the Philippines.

That the Corporation shall have all the express powers of a corporation as provided for under section 36 of the Corporation Code of the Philippines.

THIRD: That the place where the principal office of the corporation is to be established is at 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan, Sheridan Street corner United Street, Highway Hills, Mandaluyong City, 1550

FOURTH: That the term for which said corporation is to exist is fifty (50) years from and after the date of issuance of the certificate of incorporation;

FIFTH: That the names, nationalities and residences of the incorporators are as follows:

NAME	NATIONALITY	RESIDENCE
DYAN Y. YAN	FILIPINO	Blk 5 Lot 1 Camella Pristina Buhay na Tubig, Imus City, Cavite, Region IV-A, Philippines
JOAN CHRISTIAN P. REYES	FILIPINO	1064 Adelina St., Brgy. 468, Sampaloc, City of Manila, NCR, Philippines
JANNETTE N. PEL	FILIPINO	270 C. Virata St., Brgy. Pajo, Alfonso, Cavite, Region IV-A, Philippines
RUBIE JOY N. PREGONER	FILIPINO	Panadtaran, San Fernando, Cebu, Region VII, Philippines
NORAIZA MAE KEITH TABLIN	FILIPINO	No. 50 General Malvar Brgy. San Antonio, First District, Pasig City 1600

SIXTH: That the number of directors of the corporation shall be five (5); and the names, nationalities and residences of the first directors of the corporation are as follows:

NAME	NATIONALITY	RESIDENCE
EDWIN V. VALENCIA	FILIPINO	One Roxas Triangle, Unit 10 Manila Bay cor. Cruzada & Paseo de Roxas Streets, Makati City
MARIO MARLITO R. DOMINGO	FILIPINO	399 Via Angela St, Montecito, Nuvali, Canlubang, Laguna, Philippines

MA. MARGARITA M. ALDEGUER	FILIPINO	826-A. S. Laurel St., Brgy. Addition Hills, Mandaluyong City, Philippines
JOSEPH FRANCIS MEYER	AMERICAN	Tokyo 152-0021 Meguro, Higashigaoka 2-13-17, Japan
GREGORY EDWARD SMITH	AMERICAN	1401 NW 70th St., Oklahoma City, OK 73111, USA

SEVENTH: That the authorized capital stock of the Corporation is ONE MILLION PESOS (PhP1,000,000.00) in lawful money of the Philippines, divided into One Million (1,000,000) common shares with the par value of ONE PESO (PhP1.00) per share;

EIGHT: That at least twenty five (25%) percent of the authorized capital stock above has been subscribed as follows:

NAME OF SUBSCRIBERS	NATIONALITY	NO. OF SHARES SUBSCRIBED	AMOUNT SUBSCRIBED
CHI-X ASIA PACIFIC HOLDINGS LIMITED	CHINESE	249,990	249,990.00
EDWIN V. VALENCIA	FILIPINO	1	1.00
MARIO MARLITO R. DOMINGO	FILIPINO	1	1.00
MA. MARGARITA M. ALDEGUER	FILIPINO	1	1.00
JOSEPH FRANCIS MEYER	AMERICAN	1	1.00
GREGORY EDWARD SMITH	AMERICAN	1	1.00
DYAN Y. YAN	FILIPINO	1	1.00
JOAN CHRISTIAN P. REYES	FILIPINO	1	1.00
JANNETTE N. PEL	FILIPINO	1	1.00
RUBIE JOY N. PREGONER	FILIPINO	1	1.00
NORAIZA MAE KEITH TABLIN	FILIPINO	1	1.00
TOTAL		**250,000**	**250,000.00**

NINTH: That the above-named subscribers have paid at least twenty-five (25%) percent of the total subscription as follows:

NAME OF SUBSCRIBERS	AMOUNT SUBSCRIBED	ADDITIONAL PAID-IN CAPITAL	TOTAL PAID-UP
CHI-X ASIA PACIFIC HOLDINGS LIMITED	249,990.00	31,203.00	281,193.00
EDWIN V. VALENCIA	1.00	0.00	1.00
MARIO MARLITO R. DOMINGO	1.00	0.00	1.00
MA. MARGARITA M. ALDEGUER	1.00	0.00	1.00
JOSEPH FRANCIS MEYER	1.00	0.00	1.00
GREGORY EDWARD SMITH	1.00	0.00	1.00
DYAN Y. YAN	1.00	0.00	1.00
JOAN CHRISTIAN P. REYES	1.00	0.00	1.00
JANNETTE N. PEL	1.00	0.00	1.00
RUBIE JOY N. PREGONER	1.00	0.00	1.00
NORAIZA MAE KEITH TABLIN	1.00	0.00	1.00
TOTAL	**250,000.00**	**31,203.00**	**281,203.00**

TENTH: That RUBIE JOY N. PREGONER has been elected by the subscribers as Treasurer of the Corporation to act as such until her successor is duly elected and qualified in accordance with the by-laws, and that as such Treasurer, he has been authorized to receive for and in the name and for the benefit of the corporation, all subscriptions or donations paid or given by the subscribers.

ELEVENTH: That no transfer of stock or interest which will reduce the ownership of Filipino citizens to less than the required percentage of the capital stock as provided by existing laws shall be allowed or permitted to be recorded in the proper books of the corporation and this restriction shall be indicated in all the stock certificates issued by the corporation.

TWELFTH: That the incorporators and directors undertake to change the name of the corporation as herein provided, or as amended thereafter, immediately upon receipt of notice or directive from the Securities and Exchange Commission that another corporation, partnership or person has acquired a prior right to the use of that name or that the name has been declared as misleading, deceptive, confusingly similar to a registered name or contrary to public morals, good custom or public policy.

IN WITNESS WHEREOF, we have hereunto signed these Articles of Incorporation, this ________day of MAY 0 9 2018 20_____, in the City of MAKATI CITY Republic of the Philippines.

DYAN Y. YAN
TIN: 224-453-548

JOAN CHRISTIAN P. REYES
TIN: 198-644-021

JANNETTE N. PEL
TIN: 215-758-664

RUBIE JOY N. PREGONER
TIN: 282-148-635

NORAIZA MAE KEITH TABLIN
TIN: 407-044-366

ACKNOWLEDGEMENT

REPUBLIC OF THE PHILIPPINES }
CITY OF PASAY } S.S.

BEFORE ME, a Notary Public, for and in ______________, Philippines, this ________day of ______________, 20 ______, personally appeared the following persons:

MAY 09 2018

CITY OF PASAY

NAME	TIN/ID/Passport No.
DYAN Y. YAN	224-453-548
JOAN CHRISTIAN P. REYES	198-644-021
JANNETTE N. PEL	215-758-664
RUBIE JOY N. PREGONER	282-148-635
ATTY. NORAIZA MAE KEITH TABLIN	407-044-366

known to me and to me known to be the same persons who executed the foregoing Articles of Incorporation constituting of SIX (6) pages, including this page where the acknowledgement is written, and they acknowledged to me that the same is their free act and voluntary deed.

WITNESS MY HAND AND SEAL on the day first above-written.

NOTARY PUBLIC

ATTY. HENRY D. ADASA
NOTARY PUBLIC CITY OF PASAY
UNTIL DECEMBER 31, 2018
NOTARIAL COMMISSION 17-23
KNIGHT OF RIZAL BLDG.,
GROUND FLOOR BESIDE PASAY CITY HALL
IBP NO. 022811 / 01/03/2018 PASIG
PTR NO. 5826667 / 01/03/2018 P.C.
MCLE COMPLIANCE NO. VI-0002830 - 4/14/2022
ROLL OF ATTORNEYS NO. 29679
TIN: 172-528-620-000

Doc. No. 44
Page No. 15
Book No. 12
Series of 2018.

TREASURER'S AFFIDAVIT

REPUBLIC OF THE PHILIPPINES)
CITY/MUNCIPALITY OF CITY OF MAKATI) S.S
PROVINCE OF)

I, Rubie Joy Pregoner , being duly sworn to, depose and say:

That I have been elected by the subscribers of the corporation as Treasurer thereof, to act as such until my successor has been duly elected and qualified in accordance with the by-laws of the corporation, and that as such Treasurer, I hereby certify under oath that at least 25% of the authorized capital stock of the corporation has been subscribed and at least 25% of the total subscriptions has been paid, and received by me, in Cash for the benefit and credit of the corporation, to wit:

NAME	TOTAL AMOUNT PAID	MODE OF PAYMENT
Rubie Joy Pregoner	P1.00	Cash
Joan Christian Reyes	P1.00	Cash
Jannette Pel	P1.00	Cash
Dyan Yan	P1.00	Cash
Noraiza Mae Keith Talbin	P1.00	Cash
Edwin Valencia	P1.00	Cash
Mario Marlito Domingo	P1.00	Cash
Ma. Margarita Aldeguer	P1.00	Cash
Joseph Francis Meyer	P1.00	Cash
Gregory Edward Smith	P1.00	Cash
CHI-X ASIA PACIFIC HOLDINGS LIMITED	P281,193.00	Cash
	P281,203.00	

Rubie Joy Pregoner
(Signature of Treasurer)

SUBSCRIBED AND SWORN TO before me this ____ day of AUG 06 2018, 20__ at CITY OF MAKATI affiant exhibited to me his/her TIN/ID/Passport with No P4567035A issued on 30 September 2017 at DFA Manila

NOTARY PUBLIC
My commission expires on ______, 20__

ATTY. GERVACIO B. ORTIZ JR.
Notary Public City of Makati
Until December 31, 2018
IBP No. 658155-Lifetime Member
MCLE Compliance No. V-0006934
Appointment No. M-104 (2017-2018)
PTR No. 6607879 Jan. 3, 2018
Makati City Roll No. 40091
101 Urban Ave. Campos Rueda Bldg.
Brgy. Pio Del Pilar, Makati City

Doc. No. ___
Page No. ___
Book No. ___

BY-LAWS

OF

CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

ARTICLE I

SUBSCRIPTION, ISSUANCE AND TRANSFER OF SHARES

Section 1. Subscriptions – Subscribers to the capital stock of the corporation shall pay the value of the stock in accordance with the terms and conditions prescribed by the Board of Directors. Unpaid subscriptions shall not earn interest unless determined by the Board of Directors.

Section 2. Certificate – The stockholder shall be entitled to one or more certificates for fully paid stock subscription in his name in the books of the corporation. The certificates shall contain the matters required by law and the Articles of Incorporation. They shall be in such form and design as may be determined by the Board of Directors and numbered consecutively. The certificate shall be signed by the President and countersigned by the Secretary, and sealed with the corporate seal.

Section 3. Transfer of Shares – Subject to the restrictions, terms and conditions contained in the Articles of Incorporation and in this By-laws, shares may be transferred, sold, assigned or pledged by delivery of the certificates duly endorsed by the stockholder, his attorney-in-fact, or other legally authorized person. The transfer shall be valid and binding on the corporation only upon record thereof in the books of the corporation. The Corporate Secretary shall cancel the stock certificates and issue new certificates to the transferee.

No share of stock against which the corporation holds unpaid claims shall be transferable in the books of the corporation.

All certificates surrendered for transfer shall be stamped "Cancelled" on the face thereof, together with the date of cancellation, and attached to the corresponding stub with the certificate book.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Annual / Regular Meetings – The annual/regular meetings of stockholders shall be held at the principal office every last Wednesday of November of each year. If a legal holiday, then on the day following.

Section 2. Special Meeting – The special meetings of stockholders, for any purpose or purposes, may at any time be called by any of the following: (a) Board of Directors, at its own instance, or at the written request of stockholders representing a majority of the outstanding capital stock; or (b) President.

Section 3. Place of meeting – Stockholders' meetings, whether regular or special, shall be held at the principal office of the corporation or at any place designated by the Board of

Directors in the city or municipality where the principal office of the corporation is located.

Section 4. Notice of Meeting – Notices for regular or special meetings of stockholders may be sent by the Corporate Secretary by personal delivery or by registered mail at least two (2) weeks prior to the date of the meeting to each stockholder of record at his last known address. The notice shall state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called. The notice of meeting may, subject to prior approval by the Board of Directors, and if sending of notice by registered mail is not practicable, be also done by publication in a newspaper of general circulation in the Philippines of the notice of the place, date, hour and purpose of the meeting at least two (2) weeks prior to the date of the meeting.

When the meeting of the stockholders is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the reconvened meeting, any business may be transacted that might have been transacted on the original date of the meeting.

Section 5. Quorum – Unless otherwise provided by law, in all regular or special meetings of stockholders, a majority of the outstanding capital stock must be present or represented in order to constitute a quorum. If no quorum is constituted, the meeting shall be adjourned until the requisite amount of stock shall be present.

Section 6. Conduct of Meeting – Meeting of the stockholders shall be presided over by the President, or in his absence, by a Chairman to be chosen by the stockholders. The Corporate Secretary, shall act as Secretary at every meeting, but if not present, the Chairman of the meeting shall appoint a secretary of the meeting.

Section 7. Manner of Voting – At all meetings of stockholders, a stockholder may vote in person or by proxy. The Board of Directors shall specify the form of proxy. No proxy shall be voted at any meeting unless such proxy shall have been submitted to the Corporate Secretary for verification at least five (5) working days prior to the date the meeting shall convene. Any proxy, duly executed and submitted, shall continue in full force until a written revocation of the proxy or a duly executed proxy covering the same shares and bearing a later date is fixed and such date has arrived. Any proxy may also provide that its use shall only be limited at a single specified stockholders' meeting.

Any proxy is suspended when the shareholder executing the proxy is present at a stockholders' meeting and elects to vote.

Before each meeting of the stockholders, all proxies submitted before the meeting shall be examined by the Corporate Secretary as promptly as possible, and no share may be represented or voted under a proxy that is found to be invalid or irregular. The Corporate Secretary shall notify the shareholder executing the proxy of the invalidity or irregularity of the proxy before the meeting.

Section 8. Closing of Transfer Books or Fixing of Record Date – For the purpose of determining the stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof or to receive payment of any dividend, the Board of Directors may provide that the stock and transfer book be closed for ten (10) working days immediately preceding such meeting.

ARTICLE III

BOARD OF DIRECTORS

Section 1. Powers of the Board – Unless otherwise provided by law, the corporate powers of the corporation shall be exercised, all business conducted and all property of the corporation controlled and held by the Board of Directors to be elected by and from among the stockholders. Without prejudice to such powers as may be granted by law, the Board of Directors shall also have the following powers:

a. From time to time, to make and change the rules and regulations not inconsistent with these By-laws for the management of the corporation's business and affairs;

b. To purchase, receive, take or otherwise acquire for and in the name of the corporation, any and all properties, rights, or privileges, including securities and bonds of other corporations, for such consideration and upon such terms and conditions as the Board may deem proper or convenient;

c. To invest the funds of the corporation in other corporations or for purposes other than those for which the corporation was organized, subject to such stockholders' approval as may be required by law;

d. To incur such indebtedness as the Board may deem necessary, to issue evidence of indebtedness including without limitation, notes, deeds of trust, bonds, debentures, or securities, subject to such stockholders' approval as may be required by law;

e. To establish pension, retirement, bonus, or other types of incentives or compensation plans for the employees, including officers and directors of the corporation;

f. To prosecute, maintain, defend, compromise or abandon any lawsuit in which the corporation or its officer are either plaintiffs or defendants in connection with the business of the corporation;

g. To delegate, from time to time, any of the powers of the Board which may lawfully be delegated in the course of the current business of the corporation to any standing or special committee or to any officer or agent and to appoint any person to be agent of the corporation with such powers and upon such terms as may be deemed fit;

h. To implement these By-laws and to act on any matter not covered by these By-laws, provided such matter does not require the approval of consent of the stockholders under the Corporation Code.

Section 2. Election and Term – The Board of Directors shall be elected during each regular meeting of stockholders and shall hold office for one (1) year and until their successors are elected and qualified.

Section 3. Vacancies – Any vacancy occurring in the Board of Directors other than by removal by the stockholders or by expiration of term, may be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum; otherwise, the vacancy must be filled by the stockholders at a regular or at any special meeting of stockholders called for the purpose. A director so elected to fill a vacancy shall be elected only for the unexpired term of his predecessor in office.

The vacancy resulting from the removal of a director by the stockholders in the manner provided by law may be filled by election at the same meeting of stockholders without further notice, or at any regular or at any special meeting of stockholders called for the purpose, after giving notice as prescribed in this by-laws.

Section 4. Meetings – Regular meetings of the Board of Directors shall be held every first Wednesday of the month at such place as may be called by the Chairman of the Board, or upon the request of a majority of the Directors.

The meetings of the Board of Directors may also be conducted via teleconferencing and/or videoconferencing. Such meetings via teleconferencing and/or video-conferencing shall only be valid if done in accordance with all applicable laws, as well as regulations promulgated and issued by the Securities and Exchange Commission on the subject.

Section 5. Notice – Notice of the regular or special meeting of the Board, specifying the date, time and place of the meeting, shall be communicated by the Corporate Secretary to each director personally, or by telephone, registered mail, or by written message. A director may waive this requirement, either expressly or impliedly.

Section 6. Quorum – A majority of the number of directors as fixed in the Articles of Incorporation shall constitute a quorum for the transaction of corporate business and every decision of at least a majority of the directors present at a meeting at which there is a quorum shall be valid as a corporate act, except for the election of officers which shall require the vote of at least a majority of all the members of the of the Board.

Section 7. Conduct of the Meetings – Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in his absence, by any other director chosen by the Board. The Corporate Secretary, shall act as secretary of every meeting, if not present, the Chairman of the meeting shall appoint a secretary of the meeting.

The Board of Directors may conduct their meetings through telephone conferencing or videoconferencing. The Corporate Secretary, or in his or her absence, the Assistant Corporate Secretary, or in the absence of both, the secretary of the meeting appointed by the Chairman or in his absence, by the presiding director, shall ensure that such conferences are duly recorded and the tapes or appropriate discs are properly stored for safekeeping. Meetings conducted through telephone conferencing or videoconferencing shall be in accordance with the guidelines prescribed under relevant laws and regulations.

Section 8. Compensation – By resolution of the Board, each Director shall receive a reasonable per diem allowance for his attendance at each meeting of the Board. As compensation, the Board shall receive and allocate an amount of not more than ten percent (10%) of the net income before income tax of the corporation during the preceding year. Such compensation shall be determined and apportioned among the directors in such manner as the Board may deem proper, subject to the approval of the stockholders representing at least a majority of the outstanding capital stock at a regular or special meeting of the stockholders.

ARTICLE IV

COMMITTEES

Section 1. Committees – The Board of Directors may create such committees as it may consider necessary or advisable for the proper conduct and operations of the affairs of the corporation. The Board of Directors shall prescribe their respective powers and duties. Said committees shall be composed of such members and shall be of such number as the Board of Directors may determine.

The Board of Directors may appoint, as member of the committee created pursuant to this provision, a person who is not a member of the Board of Directors of the Corporation.

The members of any committee created pursuant to this provision may be removed, with or without cause, at any time by the Board of Directors and any vacancies in any such committee shall be filled by the Board of Directors as it deems appropriate.

The power of the Board of Directors to create the committees herein contemplated carries with it the power to dissolve the committee created whenever such dissolution, as may be determined by the Board of Directors, is appropriate and necessary.

ARTICLE V

OFFICERS

Section 1. Election / Appointment – Immediately after their election, the Board of Directors shall formally organize by electing the President, the Corporate Secretary, and the Treasurer at said meeting. The President shall be a member of the Board of Directors. The other officers may or may not be members of the Board of Directors.

The Board may, from time to time, appoint such other officers as it may determine to be necessary or proper. Any two (2) or more positions may be held concurrently by the same person, except that no one shall act as President and Treasurer or Secretary at the same time.

Section 2. President – The President shall be the Chief Executive Officer of the corporation and shall exercise the following functions:

a. To preside at the meetings of the stockholders;

b. To initiate and develop corporate objectives and policies and formulate long range projects, plans and programs for the approval of the Board of Directors, including those for executive training, development and compensation;

c. To supervise and manage the business affairs of the corporation upon the direction of the Board of Directors;

d. To implement the administrative and operational policies of the corporation under his supervision and control;

e. To appoint, remove, suspend or discipline employees of the corporation, prescribe their duties, and determine their salaries;

f. To oversee the preparation of the budgets and the statements of accounts of the corporation;

g. To represent the corporation at all functions and proceedings;

h. To execute on behalf of the corporation all contracts, agreements and other instruments affecting the interests of the corporation which require the approval of the Board of Directors;

i. To make reports to the Board of directors and stockholders;

j. To sign certificates of stock; and

k. To perform such other duties as are incident to his office or are entrusted to him by the Board of Directors.

Section 3. Corporate Secretary – The Corporate Secretary must be a resident and a citizen of the Philippines. He/She shall have the following specific powers and duties:

a. To record the minutes and transactions of all meetings of the directors and the stockholders and to maintain minute books of such meetings in the form and manner required by law;

b. To keep record books showing the details required by law with respect to the stock certificates of the corporation, including ledgers and transfer books showing all shares of the corporation subscribed, issued and transferred;

c. To keep the corporate seal and affix it to all papers and documents requiring a seal, and to attest by signature all corporate documents requiring the same;

d. To attend to the giving and serving of all notices of the corporation required by law or this by-laws to be given;

e. To certify to such corporate acts, countersign corporate documents or certificates, and make reports or statements as may be required by law or by government rules and regulations;

f. To act as inspector at the election of directors and, as such, to determine the number of shares of stock outstanding and entitled to vote, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and to receive votes, ballots or consents, hear and determine questions in connection with the right to vote, count and tabulate all votes, determine the result, and do such acts as are proper to conduct the election; and

g. To perform such other duties as are incident to his/her office or as may be assigned to him/her by the Board of Directors or the President.

Section 4. Treasurer – The Treasurer of the corporation shall have the following duties:

a. To keep full and accurate account of receipts and disbursements in the books of the corporation;

b. To have custody of, and be responsible for, all the funds, securities and bonds of the corporation;

c. To deposit in the name and to the credit of the corporation, in such bank as may be designated from time to time by the Board of Directors, all the moneys, funds, securities, bonds, and similar valuable effects belonging to the corporation which may come under his/her control;

d. To render an annual statement showing the financial condition of the corporation and such other financial reports as the Board of Directors, or the President may, from time to time require;

e. To prepare such financial reports, statements, certifications and other documents which may, from time to time, be required by government rules and regulations and to submit the same to the proper government agencies;

f. To exercise such powers and perform such duties and functions as may be assigned by the President or Board of Directors.

Section 5. Term of Office – The term of office of all officers shall be one (1) year and until their successors are duly elected and qualified.

Section 6. Vacancies – If any position of the officers becomes vacant by reason of death, resignation, disqualification or for any other cause, the Board of Directors, by a vote of at least a majority of the members thereof, may appoint a successor who shall hold office for the unexpired term.

Section 7. Compensation – The officers shall receive such remuneration as the Board of Directors may determine. A director shall not be precluded from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation thereof.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1. Each Director or Officer of the corporation, whether or not then in office, and in the event of his death, his legal representatives, shall be indemnified by the corporation with respect to any act or omission alleged to have occurred subsequent to the adoption of this by-laws, against (1) all costs and expenses reasonably incurred by or imposed upon him/her in connection with or resulting from any action, suit or proceeding prosecuted to final determination on the merits to which he/she or his/her personal representative may be made a party by reason of his/her being or having been a Director or Officer of the corporation or of any other corporation which he/she serves as a Director of Officer at the request of the corporation, except any costs or expenses incurred by or imposed upon him/her in relation to matters as to which he/she shall be adjudged to be personally liable; and (2) all costs and expenses incurred or imposed upon him/her in connection with or resulting from any such action, suit or proceeding which is settled with the approval of the court having jurisdiction thereof, but only in such amount (which shall not include any sum ordered to be paid to the corporation by him/her) as such court shall determine and find to be reasonable under the circumstances.

No present or future Director or Officer of the corporation (or of his/her legal representatives) shall be personally liable for any act, omission, step or conduct taken in good faith which is required, authorized, or approved or is otherwise in compliance with or in reliance upon a regulation, rule, order or determination issued or made by a department, agency, board, commission or authority pursuant to any statute of the Republic of the Philippines, any province, or any other political subdivision thereof, whether or not such regulation, rule, order or determination shall have been subsequently amended, rescinded or determined by judicial or administrative authority to be invalid or illegal, or which is taken in contesting in good faith the validity or legality of any such regulation, rule, order or determination. In any action, suit or proceeding based on any act, omission, step or conduct, as in this paragraph described, the provisions hereof shall be brought to the attention of the court. In the event that any of the foregoing provision of this paragraph is found by the court not to constitute a valid defense on the ground that such provision is not applicable to the particular case of the plaintiff, each such Director of Officer (or his/her legal representatives) shall be reimbursed for, or indemnified against all expenses and liabilities reasonably incurred by him/her, in connection with or resulting from any such action, suit or proceeding (other than for any sum ordered to be paid to the corporation by him/her). Such expenses and liabilities shall include, but shall not be limited to, judgments, court costs and attorney's fees.

The foregoing right of indemnification shall not be exclusive of any other rights to which any Director or Officer (or his/her legal representatives) may be entitled as a matter of law or any right or indemnification to which any Director of Officer (or his/her legal representatives) may be entitled under any other provision of the by-laws of the corporation.

ARTICLE VII

OFFICES

Section 1. The principal office of the corporation shall be located at the place stated in Article III of the Articles of Incorporation. The corporation may have such other branch offices, either within or outside the Philippines as the Board of directors may designate.

ARTICLE VIII

AUDIT OF BOOKS, FISCAL YEAR AND DIVIDENDS

Section 1. External Auditor – At the regular stockholders' meeting, the external auditor of the corporation for the ensuing year shall be appointed. The external auditor shall examine, verify and report on the earnings and expenses of the corporation.

Section 2. Fiscal Year – The fiscal year of the corporation shall begin on the 1st of April of each year and end on the 31st of March of the following year.

Section 3. Dividends – Dividends shall be declared and paid out of the unrestricted retained earnings which shall be payable in cash, property, or stock to all stockholders on the basis of outstanding stock held by them, as often and at such times as the Board of Directors may determine and in accordance with law.

ARTICLE IX

SEAL

Section 1. Form and Inscriptions – The corporate seal shall be determined by the Board of Directors.

ARTICLE X

AMENDMENTS

Section 1. These by-laws may be amended or repealed by the affirmative vote of a majority of the Board of Directors and the stockholders representing a majority of the outstanding capital stock at any stockholders meeting called for that purpose. However, the power to amend, modify, repeal, or adopt new by-laws may be delegated to the Board of Directors by the affirmative vote of stockholders representing not less than two-thirds of the outstanding capital stock; provided, however, that any such delegation of powers to the Board of directors to amend, repeal or adopt new by-laws may be revoked only by the vote of stockholders representing a majority of the outstanding capital stock at a regular or special meeting.

IN WITNESS WHEREOF, we, the undersigned incorporators and/or stockholders present at said meeting and voting thereat in favor of the adoption of said by-laws, have hereunto subscribed our names this _____ day of MAY 0 9 2018 at Makati City.

DYAN Y. YAN
TIN: 224-453-548

JOAN CHRISTIAN P. REYES
TIN: 198-644-021

JANNETTE N. PEL
TIN: 215-758-664

RUBIE JOY N. PREGONER
TIN: 282-148-635

ATTY. NORAIZA MAE KEITH TABLIN
TIN: 407-044-366

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI)

AFFIDAVIT OF ACCURACY OF CONTENTS OF SUBMITTED REGISTRATION DOCUMENTS

" I, RUBIE JOY N. PREGONER, of legal age, (civil status), and resident of MAKATI CITY, under oath depose and say:

1. I am one of the incorporators of CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC. .
2. I uploaded or caused and/or directed the encoding/uploading/ submission of the digital copy of the Articles of Incorporation (AOI) and By-laws (BL) of the above corporation/ partnership using the Company Registration System (CRS) of the Securities and Exchange Commission (SEC).
3. I confirm that the hard copies of the signed and notarized AOI and BL submitted to and filed with the SEC are true and accurate copies of the electronic copies encoded/ uploaded in the CRS.
4. I am aware that any substantial alteration or material discrepancy between the encoded/ uploaded/ submitted copies in the CRS and the submitted hard copies of the AOI and BL and other attachments, if any, may be tantamount to fraud in the procurement of certificate of registration or serious misrepresentation which are grounds for revocation/ cancellation of the corporation's Certificate of Registration, without prejudice to other administrative and penal sanctions/ remedies that are available to the SEC under the law.

Signed this ___ day of SEP 11 2018 20__ at Makati City.

RUBIE JOY N. PREGONER
(Incorporator)

SUBSCRIBED AND SWORN to before me this ___ day of SEP 11 2018 2018 at CITY OF MAKATI affiant exhibiting to me his/her Passport # P4567035A issued on 30 September 2017 ,at DFA Manila.

Doc. No. 342
Page No. 70
Book No. XLI
Series of 2018.

ATTY. GERVACIO B. ORTIZ JR.
Notary Public City of Makati
Until December 31, 2018
IBP No. 656155-Lifetime Member
MCLE Compliance No. V-0006934
Appointment No. M-104 (2017-2018)
PTR No. 6607879 Jan. 3, 2018
Makati City Roll No. 40091
101 Urban Ave. Campos Rueda Bldg.
Brgy. Pio Del Pilar, Makati City

Republic of the Philippines)
City of__________________) s.s.
x----------------------------------x

AFFIDAVIT

I, RUBIE JOY N. PREGONER, of legal age, Filipino and a resident of MAKATI CITY __________________________________, after having duly sworn to in accordance with law, hereby depose and state that:

I am the Incorporator of CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC., which is in the process of incorporation with the Securities and Exchange Commission;

I confirm that all corrections made in the Articles of Incorporation and By-Laws of the said corporation were made prior to notarization and were made with the full knowledge and consent of all the other incorporporators;

I confirm further that I fully authorize the Securities and Exchange Commission to incorporate all minor corrections made in the hard copy of the said Articles of Incorporation and By-Laws into the digital copy uploaded/submitted to the Company Registration System;

I assume full responsibility for the corrections indicated in the said Articles of Incorporation and By-Laws and hold all staff of SEC-CRMD free from criminal, civil and administrative liabilities, in relation thereto;

Further, affiant sayeth naught.

IN WITNESS WHEREOF, I hereby signed this affidavit this __________ day of SEP 11 2018, 2018 at CITY OF MAKATI, Philippines.

RUBIE JOY N. PREGONER
Incorporator

SUBSCRIBED AND SWORN TO before me this _______ day of SEP 11 2018, 2018, affiant exhibited to me his/her T.I.N./~~I.D.~~/ Passport # P4567035A issued on 30 September 2017 at DFA Manila. as competent evidence of his/her identity.

Doc. No. 241;
Page No. 70;
Book No. XLI;
Series of 2018.

ATTY. GERVACIO B. ORTIZ JR.
Notary Public City of Makati
Until December 31, 2018
IBP No. 656155-Lifetime Member
MCLE Compliance No. V-0006934
Appointment No. M-104 (2017-2018)
PTR No. 6607879 Jan. 3, 2018
Makati City Roll No. 40091
101 Urban Ave. Campos Rueda Bldg.
Brgy. Pio Del Pilar, Makati City



6768 Ayala Avenue
Makati City 1226
Philippines
Tel (632) 8185541 to 48
BPI Express Phone 89-100 . (632) 89-10000
www.bpiexpressonline.com

MANDALUYONG BR (0018)

The Securities and Exchange Commission
EDSA, Mandaluyong City

August 02, 2018

Greetings!

This is to certify that there is a deposit with this branch, the sum of TWO HUNDRED EIGHTY ONE THOUSAND TWO HUNDRED THREE PESOS AND 86/100 ONLY (Php 281,203.86) under Savings Account No. 0183-3813-69 in the name of RUBIE JOY NATIVIDAD PREGONER Treasurer-In-Trust for CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC which is in the process of incorporation.

The said deposit is clear and free from lien, restriction, condition or hold-out and may be withdrawn in behalf of the said company upon presentation of proof of due incorporation thereof.

ANN MARJORIE L MARCELO
Assistant Business Manager
BPI Mandaluyong
+632-6321037

B.P.I. ***281,203.86-

REPUBLIC OF THE PHILIPPINES
CITY OF MANILA

SUBSCRIBE AND SWORN to before this AUG 03 2018 day of ______ 2015, affiant Exhibited to me his/her Community Tax Certificate 21796347, issued at City of Mandaluyong on February 07, 2018.

NOTARY PUBLIC

Doc No. 86
Page No. 17
Book No. XXXVIII
Series No. 2018

ATTY. CLIFF RICHARD E. GENESELA
NOTARY PUBLIC CITY OF MANILA / ROLL NO. 49006
Commission No. 2018-079 Issued on Feb 28, 2018 Until Dec. 31, 2019 / Manila
PTR No. 6990775 Issued on Dec. 29, 2017 Until Dec. 31, 2018 / Manila
IBP No. 022177 Issued on Jan. 05, 2018 Until Dec. 31, 2018
MCLE No. V-0017770 Valid From April 15, 2016 Until April 14, 2019
Office Add: Rm 305, NPC Building Magallanes Drive, Intramuros, Manila



6768 Ayala Avenue
Makati City 1226
Philippines
Tel (632) 8185541 to 48
BPI Express Phone 89-100 . (632) 89-10000
www.bpiexpressonline.com

DMCM BANK OF THE PHILIPPINE ISLANDS PAGE 1 OF 2
THEIR REF : S0682111707101

NAME : TITF, RUBIE JOY NATIVIDAD PREGONER .
ADDRESS : /000183381369 CHI-X GLOBAL TECHNOLOGY(PH

CURRENCY : PESO REF. NO. : 201807300085200115

ORIG BRANCH : MANDALUYONG DATE : 07/30/2018

ACCOUNT NO. : 0183-3813-69 AMOUNT : 281,203.86

DESCRIPTION: / IRIS REF or COV : 43720180730_0000002270
CR ADVICE
FUNDS RECEIVED 281,203.86
REMITTING BANK : CITIUS33
ORDERING CUSTOMER : CHI-X ASIA PACIFIC HOLDINGS LTD, . .

PF1 = NEXT PAGE ENTER = MAIN MENU CLEAR = END

DMCM BANK OF THE PHILIPPINE ISLANDS PAGE 2 OF 2
THEIR REF : S0682111707101

DESCRIPTION: DETAILS :
FOR PAID-UP CAPITAL PHP250,000

FX AMOUNT : USD 5,363.00
BUYING RATE : 52.6200
SVC CHG (FE/BE) : .00 150.00
DOC STAMPS : PHP 847.20

TRAN CODE : 403

PF1 = PREV PAGE ENTER = MAIN MENU CLEAR = END



OFFICIAL RECEIPT
Republic of the Philippines
DEPARTMENT OF FINANCE
SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, 1554



Accountable Form No. 51 Revised 2006	ORIGINAL
DATE September 18, 2018	No. 1704367

PAYOR CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.
MANDALUYONG CITY

NATURE OF COLLECTION	ACCOUNT CODE	RESPONSIBILITY CENTER	AMOUNT
REGISTRATION	606	CRMD	2,000.00
LRF (A0823)	151	CRMD	30.00
MISCELLANEOUS INCOME	678	CRMD	100.00
REGISTRATION OF STOCK & TRANSFER BOOK	606	CRMD	150.00
BY-LAWS	606	CRMD	1,000.00
Foreign Investment Act	606	CRMD	3,000.00
		TOTAL	PHP 6,280.00

SECURITIES AND EXCHANGE COMMISSION
APPROVED ON 9/18/18
DATE CLAIMED 9/20/18
COMPANY REGISTRATION AND MONITORING DEPT.
-CFRD-

AMOUNT IN WORDS

SIX THOUSAND TWO HUNDRED EIGHTY PESOS AND 0/100

Received	☐ Cash ☐ Treasury Warrant X ☐ Check ☐ Money Order	Received the Amount Stated Above
Treasury Warrant, Check, Money Order Number Check-Banco De Oro-00396314		Kimberly C. Sales COLLECTING OFFICER
Date of Treasury Warrant, Check, Money Order 9/18/18/		O.R. No. 1704367

NOTE: Write the number and date of this receipt on the back of treasury warrant, check or money order received.



OFFICIAL RECEIPT
Republic of the Philippines
DEPARTMENT OF FINANCE
SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, 1554



Accountable Form No. 51
Revised 2006

ORIGINAL

DATE: September 18, 2018

No. 1704367

PAYOR: CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.
MANDALUYONG CITY

NATURE OF COLLECTION	ACCOUNT CODE	RESPONSIBILITY CENTER	AMOUNT
REGISTRATION	606	CRMD	2,000.00
LRF (A0823)	151	CRMD	30.00
MISCELLANEOUS INCOME	678	CRMD	100.00
REGISTRATION OF STOCK & TRANSFER BOOK	606	CRMD	150.00
BY-LAWS	606	CRMD	1,000.00
Foreign Investment Act	606	CRMD	3,000.00
		TOTAL	PHP 6,280.00

SECURITIES AND EXCHANGE COMMISSION
APPROVED ON 9/18/18
DATE CLAIMED 9/20/18
COMPANY REGISTRATION AND MONITORING DEPT.
-CFRD-

AMOUNT IN WORDS

SIX THOUSAND TWO HUNDRED EIGHTY PESOS AND 0/100

Received
- [ ] Cash
- [ ] Treasury Warrant
- [x] Check
- [ ] Money Order

Treasury Warrant, Check, Money Order Number

Check-Banco De Oro-00396314

Date of Treasury Warrant, Check, Money Order: 9/18/18/

Received the Amount Stated Above

Kimberly C. Sales
COLLECTING OFFICER

O.R. No. 1704367

NOTE: Write the number and date of this receipt on the back of treasury warrant, check or money order received.